UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

click on the items below to navigate through the document: 3Q25 managerial analysis of results management report consolidated financial statements videoconference commenting on the results October 30th at 9:30 AM (US Eastern Time) economic and financial analysis reportBradesco | Economic and Financial Analysis Report 3 Table of Contents Managerial Analysis of Results 5 press release 6 highlights 3Q25 7 recurring net income statement 8 net interest income 9 funding sources 10 loan portfolio 11 expenses with expanded loan loss provisions 16 loan indicators 17 fee and commission income 19 operating expenses 21 Bradesco Seguros 22 basel 27 guidance, indicators & economic perspectives 28 Additional Information 29 corporate strategy | customer-centric 30 NPS 31 our people 32 sustainability 33 digital in figures | BIA 34 Bradesco Principal 35 Bradesco Expresso 36 international operations | My Account 37 Bradesco Bank 38 Ágora Investimentos 39 Digio | next 40 service points, clients and market share 41 return to shareholders 42 additional information 43 selected information 45 consolidated balance sheet – Bradesco 46 consolidated balance sheet – Insurance 47 statement of income – managerial vs. recurring | BRGAAP vs. IFRS comparative 48 Independent Auditor’s Report 49 Consolidated Financial Statements 53 Bradesco | Economic and Financial Analysis Report 4 Some numbers included in this Report have been subjected to rounding adjustments. As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers. Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balances compared with the other periods presented. As of January 2025, we adopted in our Financial Statements the new accounting practices established by CMN Resolutions No. 4,966 and No. 4,975. For management purposes, we kept the information of the previous periods as already disclosed, which do not present relevant differences in the historical analysis of the results. For some credit indicators, when mentioned, we carry out historical data for comparability purposes on a pro-forma basis. In our financial statements the Organization opted for the exemption provided by the Standard not to resubmit comparative information from previous periods resulting from the changes. Managerial Analysis of Results Bradesco | Economic and Financial Analysis Report 6 press release Bradesco is undergoing a transformation, fueling a continued positive performance. In the third quarter of the year, we took another step in boosting our profitability. We continue with the same commercial traction, while keeping delinquency indicators under control, prioritizing risk-adjusted returns. The transformation is advancing, supporting our evolution and enhancing our long-term competitiveness. Recurring net income was R$6.2 billion in 3Q25, an increase of 2.3% q/q and 18.8% y/y. As a result, ROAE topped 14.7% in the quarter. Total revenue reached R$35.0 billion in the quarter, increasing by 3.0% q/q and 13.1% y/y, driven by an expressive performance across all lines: net interest income, fee and commission income and income from insurance. The NII reached R$18.7 billion in the quarter, up by 3.7% q/q and 16.9% y/y. Client NII totaled R$18.6 billion, up by 4.8% q/q and 19.0% y/y, mainly driven by the increase in the loan portfolio and the average spread, which improved from 8.8% in 2Q25 to 9.0% in 3Q25, benefiting from higher efficiency in funding. Market NII was R$99 million in 3Q25, decreasing from the previous quarter, as expected. The expanded loan portfolio grew by 9.6% y/y and 1.6% q/q in Sept25, driven by the MSME and Individual segments. It is worth highlighting the increase in the share of secured credit lines, which went from 58.5% in Jun25 to 59.5% in Sept25. In terms of MSME, products such as receivables discounting and working capital loans (FGI and FGO - government-backed guarantee funds) stand out, and for Individuals, in payroll-deductible loans, rural loans, and high-income credit card lines. In September 2025, the delinquency ratio (over 90 days NPL) remained stable at 4.1%. Delinquency in MSME posted an improvement of 0.6 p.p. q/q, reflecting the quality of recent vintages, while Individuals loan indicator was impacted by the higher level of delays in John Deere Bank operations, which are collateralized and subject to a distinct recovery timeline. The cost of credit increased slightly, from 3.2% in 2Q25 to 3.3% in 3Q25, reflecting an increase of provisions for specific wholesale cases and John Deere Bank. We highlight the decrease of R$1.8 billion in the restructured portfolio against the previous quarter and of R$8.2 billion in the annual comparison. The quality of our credit portfolio showed improvement, being that stage 1 loan participation rose 30 bps while stage 3 fell 20 bps, resulting from better originations and the sequential cleanup of problematic assets. Fee and commission income increased by 2.8% q/q and 6.9% y/y. The positive standouts over the quarter included fees from consortia, cards, loan operations and asset management. Once again, the operational performance of insurance activities was significant, with income from insurance operations reaching of R$5.7 billion (1.0% q/q and 13.0% y/y) and net income of R$2.5 billion (10.3% q/q and 6.5% y/y). The ROAE of the insurance company was 22.4% in 3Q25. Operating expenses increased by 3.7% q/q and 9.6% y/y, in line with expectations. This growth rate largely reflects the investments being made in the bank and its affiliates. Analyzing only personnel and administrative expenses, there was a 5.5% y/y growth in 3Q25, which shrinks to 2.5% when we exclude the profit-sharing expenses, below inflation of 5.2% for the period, underlining the strong cost-control measures currently in place within the Organization. With that, we maintained our efficiency ratio stable at about 50% for the quarter and in 12 months. Tier 1 capital ratio remained at 13.4% and the common equity ratio was 11.4% this quarter. Even with the growth of the portfolio, our capital continues to be robust, within the regulatory and management limits. We allocated R$3.8 billion in interest on shareholders’ equity in 3Q25. We are continuing to carry out our transformation plan. In 3Q25, we continued to accelerate footprint adjustments and make changes in the way we serve our clients. We opened 34 new offices in our new Principal segment, intensified the operations of our banking correspondents, and continued to enhance our new Companies & Business App with more features and rising user adoption. We are making the new cash management system available to more companies. In terms of personnel, the cultural evolution program continues to be implemented. The plan will continue to be executed in an accelerated manner. As an important part of our strategic agenda, we remain committed to sustainable business financing and supporting our clients in the transition to a greener and inclusive economy, maintaining the portfolio's decarbonization strategy and keeping a close eye on risks and opportunities. At the end of September 2025, we achieved 100% of our target to allocate up to R$350 billion by year-end to sectors and activities with socio-environmental benefits. The following information details our performance in 3Q25, including results, balance sheet and key performance indicators. enjoy the reading! Bradesco | Economic and Financial Analysis Report 7 highlights 3Q25 consolidated recurring net income R$6.2 bi △ 2.3% q/q △ 18.8% y/y ROAE 3Q25 14.7% △ 0.1 p.p. q/q △ 2.3 p.p. y/y main data selected expanded loan portfolio total revenue R$35.0 bi (1) △ 3.0% q/q △ 13.1% y/y total net interest income △ 3.7% q/q △ 16.9% y/y R$1,034 bi △ 1.6% q/q △ 9.6% y/y fee and commission income △ 2.8% q/q △ 6.9% y/y individuals R$451.6 bi △ 2.1% q/q △ 13.8% y/y insurance, pension plans and capitalization bonds △ 1.0% q/q △ 13.0% y/y companies R$582.7 bi △ 1.2% q/q △ 6.5% y/y cost of risk R$8.6 bi △ 5.1% q/q △ 20.1% y/y MSME △ 4.6% q/q △ 24.8% y/y Large Corporates ▽ 1.2% q/q ▽ 3.5% y/y loan indicators over 90 days ratio 4.1% stable q/q ▽ 0.1 p.p. y/y personnel + administrative expenses (2) R$12.9 bi △ 3.3% q/q △ 5.5% y/y basel – tier I Disregarding the effect of the increase in stake Cielo and acquisition of John Deere Bank: (1) 12.7% y/y; and (2) 4.7% y/y. 13.4% △ 0.4 p.p. q/q △ 0.7 p.p. y/y insurance group recurring net income ROAE 3Q25 revenue claims ratio 3Q25 R$2.5 bi △ 10.3% q/q △ 6.5% y/y 22.4% △ 1.0 p.p. q/q ▽ 1.3 p.p. y/y R$29.6 bi △ 1.5% q/q ▽ 5.8% y/y 72.8% △ 1.1 p.p. q/q ▽ 3.4 p.p. y/y key highlights • Profitability grows gradually and safely • Revenues advance, with emphasis on Client NII • Stable delinquency, restructured portfolio decreases and portfolio in secured lines gains participation again • Controlled operating expenses and fast-paced footprint adjustment • Solid insurance performance, with expansion in the ROAE 3.0 3.0 3.0 3.2 3.3 3Q24 4Q 1Q25 2Q 3Q Loan Loss Provision / Expanded Loan Portfolio (% Annualized) Bradesco | Economic and Financial Analysis Report 8 recurring net income statement (1) It refers to adherence to the Comprehensive Transaction Program (PTI), according to the Notice No. 25/2024 of the Attorney General’s Office of the Finance Ministry (PGFN), the Brazil IRS (SRF) and the tax provisions. recurring net income movement in the quarter | R$ million (1) Tax Expenses, Equity in the Earnings of Affiliates, Non-Operating Income, Income Tax/Social Contribution and Minority Share. ROAE Quarterly and Year-to-Date ER / Risk – Adjusted ER R$ million\\ Net Interest Income18,710 18,044 15,999 53,987 46,731 3.7 16.9 15.5 Client NII18,611 17,756 15,635 53,138 45,412 4.8 19.0 17.0 Market NII99 288 364 849 1,319 (65.6) (72.8) (35.6) \\ Expenses with Expanded Loan Loss Provisions(8,560) (8,142) (7,127) (24,344) (22,228) 5.1 20.1 9.5 \\ NII Net of Provisions10,150 9,902 8,872 29,643 24,503 2.5 14.4 21.0 \\ Client NII Net of Provisions10,051 9,614 8,508 28,794 23,184 4.5 18.1 24.2 Income from Insurance, Pension Plans andCapitalization Bonds5,706 5,650 5,048 16,659 13,689 1.0 13.0 21.7 Fee and Commission Income10,592 10,307 9,904 30,668 28,082 2.8 6.9 9.2 Operating Expenses(16,488) (15,898) (15,050) (47,392) (42,876) 3.7 9.6 10.5 Personnel Expenses(7,126) (6,852) (6,504) (20,683) (18,741) 4.0 9.6 10.4 Other Administrative Expenses(5,778) (5,639) (5,728) (16,682) (16,940) 2.5 0.9 (1.5) Other Income / (Operating Expenses)(3,584) (3,407) (2,818) (10,027) (7,195) 5.2 27.2 39.4 Tax Expenses(2,164) (2,289) (2,120) (6,618) (6,053) (5.5) 2.1 9.3 Results derived from investments in affiliates83 132 111 265 276 (37.1) (25.2) (4.0) \\ Operating Income7,879 7,804 6,765 23,225 17,621 1.0 16.5 31.8 Non-Operating Income(16) 9 31 58 79 - - (26.6) Income Tax / Social Contribution(1,574) (1,638) (1,474) (4,834) (3,249) (3.9) 6.8 48.8 Non-controlling interests in subsidiaries(84) (108) (97) (313) (299) (22.2) (13.4) 4.7 \\ Recurring Net Income6,205 6,067 5,225 18,136 14,152 2.3 18.8 28.2 Non-Recurring Events- - - (62) - - - - PTI Adherence / Tax Provisions (1) - 495 - 433 - - - - Labor Contingency- (495) - (495) - - - - Book Net Income6,205 6,067 5,225 18,074 14,152 2.3 18.8 27.7 Variation % 9M25 vs.9M24 9M259M24 3Q25 vs.2Q25 3Q25 vs.3Q24 3Q243Q252Q25 6,067 855 139 6,205 (189) (64) (354) 56 285 (590) Net Income 2Q25 Client NII Market NII Mass-Market Wholesale Income from Insurance Fee and Commission Income Operating Expenses (Personnel + Administrative + Others) Others Net Income 3Q25 ▲666 ▲(418) ExpandedLLP Net Interest Income 14.4 14.6 14.7 12.4 12.7 14.4 14.6 14.6 11.3 11.7 3Q24 4Q 1Q25 2Q 3Q Year-to-Date Quartely % 52.0 53.2 49.7 49.9 50.1 52.2 52.2 51.8 51.2 50.7 81.8 78.3 76.9 76.1 76.0 3Q24 4Q 1Q25 2Q 3Q Quarterly 12-month 12-month risk-adjusted % (1) Bradesco | Economic and Financial Analysis Report 9 Total Client NII net interest income (1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rates of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and (2) It is composed of Assets and Liabilities Management (ALM), Trading and Working Capital. client NII expanded loan portfolio mix (%) change in the client NII | R$ million The client NII showed a growth of 5% in the quarter, driven by all components, highlighting the consistent evolution of the credit volume, the increase in funding margin, result of the higher efficiency in funding, the improvement in the mix and, also, the calendar effect in the period. As a result of this dynamic, the average gross rate expanded by 0.2 p.p. in the quarter, reaching 9% in 3Q25. In the credit margin, the evolution comes mainly from the increase in operations in the MSME, with emphasis in working capital (FGI and FGO - government-backed guarantee funds) and in individuals in the vehicle lines, payroll-deductible loans, rural loans and credit card. Considering the cost of risk, even with the largest expenses with Loan Loss Provisions of the wholesale segment, the client NII net of Loan Loss Provisions showed an evolution of 5% in relation to 2Q25, +18% in relation to 3Q24 and +24% in the accrued for nine months, reflecting the strategy of growth with asset quality, benefiting the average net NIM that expanded to 4.8%. market NII Variations in all periods are substantially resulting from ALM movements, as expected. R$ million R$ % R$ % R$ % \\ Net Interest Income18,710 18,044 15,999 53,987 46,731 666 3.7 2,711 16.9 7,256 15.5 \\ Client NII (1)18,611 17,756 15,635 53,138 45,412 855 4.8 2,976 19.0 7,726 17.0 Average Balance847,275 832,780 758,474 830,953 734,548 219 1.7 1,417 11.7 4,603 13.1 Gross NIM9.0%8.8%8.4%8.6%8.3%636 1,559 3,123 \\ Market NII (2)99 288 364 849 1,319 (189) (65.6) (265) (72.8) (470) (35.6) 3Q252Q253Q249M24 3Q25 vs. 3Q24 9M25 vs. 9M24 3Q25 vs. 2Q25 9M25 Sept25 vs. Sept24 \\ Individuals43.7 43.4 42.0 1.7 p.p.Payroll-deductible Loans9.8 9.8 10.2 (0.4) p.p.Real Estate Financing10.8 10.9 10.4 0.4 p.p.Rural Loans3.8 3.5 2.4 1.4 p.p.Vehicle3.9 3.7 3.8 0.1 p.p.Credit Card7.5 7.5 7.5 -Personal Loans6.9 7.0 6.9 -Other1.0 0.9 1.0 -\\ Companies56.3 56.6 58.0 (1.7) p.p.Large Companies33.0 33.9 37.5 (4.5) p.p.MSME23.3 22.6 20.5 2.8 p.p.Sept24June25Sept25 17,756 (8,142) 9,614 219 63 14 559 (418) 10,051 8,560 18,611 2Q25 Expenses with Expanded LLP 2Q25 Client NII Net of LLP 2Q25 Average Volume Spread Products Mix Number of Days Expanded LLP Client NII Net of LLP 3Q25 Expenses with Expanded LLP 3Q25 3Q25 0.1 0.5 0.3 0.8 0.4 3Q24 4Q 1Q25 2Q 3Q R$ billion 8.5 8.7 9.1 9.6 10.1 3Q24 4Q 1Q25 2Q 3Q 8.4% 8.4% 8.6% 8.8% 9.0% 4.5% 4.4% 4.6% 4.7% 4.8% 15.6 16.2 16.8 17.8 18.6 Gross NIM Annualized Net NIM Annualized +5% q/q +18% y/y Client NII – net of Loan Loss Provisions R$ billion +5% q/q 437 +5% q/q 855 Bradesco | Economic and Financial Analysis Report 10 funding sources total funds raised and managed R$3.4 tri △4.0% q/q△9.0% y/y funds raised △3.2% q/q △ 9.5% y/y funds and managed portfolios △5.1% q/q △ 8.3% y/y (1) With the adoption of Resolution No. 4,966/21, foreign exchange operations began to be registered as derivatives. For purposes of comparability, the balances of previous periods were re-presented, maintaining the uniformity of the information. loans vs. funding In order to evaluate the relationship between loan operations and funding, we deducted from the total client funding the amount committed to reserve requirements at Brazilian Central Bank, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing. (1) It considers: Demand Deposits, Floating, Saving Deposits, Interbank Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Letters of Credit for Real Estate, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates). Demand Deposits36,496 32,199 45,398 13.3 (19.6) Savings Deposits123,974 127,353 129,743 (2.7) (4.4) Time Deposits + Debentures532,385 506,487 458,442 5.1 16.1 Borrowings and Onlending76,012 80,257 66,273 (5.3) 14.7 Funds from Issuance of Securities316,272 295,879 269,409 6.9 17.4 Interbank Deposits5,499 1,199 2,835 -94.0 Subordinated Debts51,962 60,254 52,495 (13.8) (1.0) \\ Subtotal1,142,600 1,103,628 1,024,594 3.5 11.5 Obligations for Repurchase Agreements329,377 316,022 315,711 4.2 4.3 Working Capital (Own / Managed)132,810 130,447 126,268 1.8 5.2 Foreign Exchange Portfolio (1)532 653 832 (18.5) (36.1) Payment of Taxes and Other Contributions6,120 6,807 7,208 (10.1) (15.1) Technical Provisions for Insurance, Pension Plans and Capitalization Bonds435,244 425,081 393,720 2.4 10.5 \\ Funds raised2,046,683 1,982,637 1,868,333 3.2 9.5 \\ Investment Funds and Managed Portfolios1,375,660 1,308,473 1,270,075 5.1 8.3 \\ Total Assets under Management 3,422,343 3,291,110 3,138,408 4.0 9.0 June25Sept24Sept25Variation %R$ millionQuarter 12 months \\ Funding vs. InvestmentsDemand Deposits + Sundry Floating42,616 39,006 52,606 9.3 (19.0) Savings Deposits123,974 127,353 129,743 (2.7) (4.4) Interbank Deposits5,499 1,199 2,835 -94.0 Time Deposits + Debentures532,385 506,487 458,442 5.1 16.1 Funds from Financial Bills301,935 285,024 260,795 5.9 15.8 \\ Customer Funds (1)1,006,409 959,070 904,421 4.9 11.3 (-) Reserve Requirements(119,964) (121,476) (123,720) (1.2) (3.0) (-) Available Funds (Brazil)(14,705) (13,046) (13,430) 12.7 9.5 \\ Customer Funds Net of Reserve Requirements871,740 824,548 767,271 5.7 13.6 Borrowings and Onlending76,012 80,257 66,273 (5.3) 14.7 Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)114,170 122,353 92,130 (6.7) 23.9 \\ Total Funding (A)1,061,922 1,027,157 925,674 3.4 14.7 \\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)915,108 899,797 829,245 1.7 10.4 \\ B / A86.2%87.6%89.6% (1.4) p.p.(3.4) p.p.Sept24Variation %Quarter 12 months R$ millionJune25Sept25 financiamento imob. | PF Bradesco | Economic and Financial Analysis Report 11 expanded loan portfolio expanded loan portfolio R$1,034 bi △ 1.6% q/q △ 9.6% y/y individuals R$451.6 bi △ 2.1% q/q △ 13.8% y/y companies R$582.7 bi △ 1.2% q/q △ 6.5% y/y micro, small and medium-sized enterprises △ 4.6% q/q △ 24.8% y/y large corporates ▽ 1.2% q/q ▽ 3.5% y/y highlights credit card - Individuals △ 1.8% q/q △ 9.3% y/y credit card | high-income – Individuals △ 11.0% q/q △ 38.3% y/y cdc/vehicle Leasing - Individuals △ 5.7% q/q △ 13.5% y/y real estate financing - Individuals + Companies △ 1.5% q/q △ 15.0% y/y working capital - Companies △ 5.0% q/q △ 13.9% y/y rural loans - Individuals + Companies △ 5.1% q/q △ 47.0% y/y BNDES/Finame Onlendings - Companies △ 1.6% q/q △ 20.2% y/y portfolio segregated by modality (1) It includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), and FIDC (Credit Rights Investment Fund); and (2) Off-balance operations. Expanded Loan Portfolio Mix - % Individuals438,539 430,863 388,134 1.8 13.0 Companies333,247 321,908 300,302 3.5 11.0 \\ Loan Portfolio - Total771,786 752,771 688,436 2.5 12.1 Securities (1)86,943 90,666 90,016 (4.1) (3.4) Other Products with a Credit Feature56,379 56,359 50,794 -11.0 Sureties and Guarantees (2)119,130 118,630 114,646 0.4 3.9 \\ Expanded Loan Portfolio - Total1,034,238 1,018,426 943,891 1.6 9.6 \\ Individuals451,568 442,446 396,837 2.1 13.8 \\ Companies582,670 575,981 547,055 1.2 6.5 Large Corporates341,536 345,519 353,872 (1.2) (3.5) Micro, Small and Medium-Sized Enterprises241,134 230,461 193,182 4.6 24.8 Without exchange variation1.8 9.8 Variation %R$ millionSept24Quarter 12 months June25Sept25 42.0 42.2 43.1 43.5 43.7 20.5 21.9 22.1 22.6 23.3 37.5 35.9 34.8 33.9 33.0 Sept24 Dec Mar25 June Sept Individuals MSMEs Large Corporates Bradesco | Economic and Financial Analysis Report 12 expanded loan portfolio expanded loan portfolio by client profile, product and currency \\ Individuals451,568 442,446 396,837 2.1 13.8 Consumer Financing 290,993 285,485 267,470 1.9 8.8 Payroll-deductible Loans101,850 99,390 96,364 2.5 5.7 Credit Card77,645 76,303 71,040 1.8 9.3 Personal Loans71,322 71,797 64,666 (0.7) 10.3 CDC/Vehicle Leasing 40,176 37,993 35,400 5.7 13.5 Real Estate Financing111,993 111,303 97,797 0.6 14.5 Other Products48,582 45,658 31,569 6.4 53.9 Rural Loans39,067 36,123 22,245 8.2 75.6 Other9,515 9,535 9,324 (0.2) 2.0 \\ Companies582,670 575,981 547,055 1.2 6.5 Working Capital155,977 148,577 136,948 5.0 13.9 Sureties and Guarantees117,870 117,705 113,859 0.1 3.5 Securities86,943 90,666 90,016 (4.1) (3.4) Foreign Trade Finance51,770 53,114 56,107 (2.5) (7.7) Rural Loans44,390 43,298 34,527 2.5 28.6 Real Estate Financing32,869 31,404 28,187 4.7 16.6 CDC/Leasing 30,752 30,045 28,560 2.4 7.7 BNDES/Finame Onlendings20,975 20,636 17,443 1.6 20.2 Other41,124 40,535 41,408 1.5 (0.7) \\ Expanded Loan Portfolio1,034,238 1,018,426 943,891 1.6 9.6 Domestic Currency930,193 914,359 849,516 1.7 9.5 Foreign Currency104,045 104,067 94,375 -10.2 R$ millionVariation %Quarter 12 months Sept24June25Sept25 Bradesco | Economic and Financial Analysis Report 13 expanded loan portfolio mix of the loan portfolio with and without guarantees - % The chart below represents the proportion of the loan portfolio segregated in secured and unsecured operations. The portfolio with guarantees grew for the fourth consecutive quarter, representing our risk-adjusted profitability strategy. portfolio by debtors Diversification strategy, with no relevant concentrations. 57.0 58.5 59.5 53.5 54.0 43.0 41.5 40.5 46.5 46.0 Sept24 Dec Mar25 June Sept Secured Unsecured % 25.3 24.7 22.2 21.5 21.0 19.6 19.1 17.3 16.7 16.3 12.2 12.0 11.0 10.8 10.3 7.9 7.4 6.7 6.7 6.3 1.1 1.1 1.1 1.0 0.9 Sept24 Dec Mar25 June Sept 100 Largest 50 Largest 20 Largest 10 Largest Largest borrower % Bradesco | Economic and Financial Analysis Report 14 loan portfolio real estate financing profile of the individuals portfolio – origination 3Q25 Average term: 358 Months R$897 Thousand R$488 Thousand 54.5% 51.6% Average Property Valuation Average Financing Loan to Value Loan to Value (Stock) payroll-deductible loans payroll-deductible loans market share (1) The payroll-deductible loan grew 2.5% in the quarter and 5.7% in 12 months, with emphasis on the public sector, whose representativeness increased by 0.4 p.p. (Sept25 vs. Jun25). 14.1% 15.2% 8.0% 14.1% Total Social Security National Institute Private Public (1) Reference date: Aug25. 97.8 102.7 107.3 111.3 112.0 28.2 30.7 30.1 31.4 32.9 126.0 133.4 137.4 142.7 144.9 Sept24 Dec Mar25 June Sept Individuals Companies +2%q/q +15% y/y portfolio R$ billion 6,646 6,933 7,588 6,696 3,632 3,047 5,326 815 1,578 2,178 9,693 12,259 8,403 8,274 5,810 3Q24 4Q 1Q25 2Q 3Q Borrower Builder -30%q/q -40% y/y origination R$ milhões 14,335 15,110 18,102 16,008 7,166 8,912 11,395 2,368 3,936 6,974 23,247 26,505 20,470 19,944 14,140 3Q24 4Q 1Q25 2Q 3Q Borrower Builder -29%q/q -39% y/y units financed 7.7 7.6 7.2 7.2 7.3 25.1 26.5 24.6 23.1 20.0 67.2 65.9 68.2 69.7 72.7 96.4 97.2 98.9 99.4 101.9 59.8 59.2 59.2 58.1 58.8 Sept24 Dec Mar25 June Sept % Correspondent % Branches % Digital Channels Payroll-deductible Loans / Personal Loans + Payroll-deductible Loans | % portfolio | R$ billion 43.6 43.5 43.6 42.6 42.0 4.9 4.9 4.7 4.2 4.4 51.5 51.6 51.7 53.2 53.6 Sept24 Dec Mar25 June Sept Public Sector Private Sector Social Security National Institute (INSS) distribution of the portfolio by sector -% 92.7% 92.3% Bradesco | Economic and Financial Analysis Report 15 loan portfolio vehicle financing expanded loan portfolio distribution | by economic sector 35.7 36.9 37.2 38.3 40.5 29.3 29.6 29.8 30.1 30.5 65.0 66.5 67.0 68.4 71.0 Sept24 Dec Mar25 June Sept Individuals Companies +4%q/q +9% y/y portfolio R$ billion 89.7 1.4 8.9 CDC Portfolio Leasing Portfolio Finame Portfolio distribution of the portfolio by product % Sept25 \\ Economic Sector Public Sector13,086 1.3 13,182 1.3 13,771 1.5 Private Sector1,021,152 98.7 1,005,244 98.7 930,120 98.5 \\ Total1,034,238 100.0 1,018,426 100.0 943,891 100.0 Companies582,670 56.3 575,981 56.6 547,055 58.0 Services157,961 15.3 154,035 15.1 126,697 13.4 Retail 50,015 4.8 49,408 4.9 45,224 4.8 Transportation and Concession45,168 4.4 43,208 4.2 44,222 4.7 Real estate and Construction Activities35,800 3.5 34,348 3.4 32,687 3.5 Production and Distribution of Electricity26,805 2.6 27,110 2.7 32,385 3.4 Wholesale31,707 3.1 30,740 3.0 26,489 2.8 Food products26,035 2.5 24,721 2.4 22,036 2.3 Petrol, Derived and aggregated activities15,752 1.5 13,490 1.3 12,616 1.3 Automotive9,321 0.9 9,674 0.9 12,127 1.3 Other Sectors184,105 17.8 189,247 18.6 192,572 20.4 Individuals451,568 43.7 442,446 43.4 396,837 42.0 Sept24%R$ millionJune25%Sept25% Bradesco | Economic and Financial Analysis Report 16 expenses with expanded loan loss provisions (1) It includes the result with BNDU (non-financial assets held for sale) and others; and (2) Balances prior to 1Q25/March25 are being presented according to the accounting practice in force for the periods. As of 2025, balances are shown in the expected loss model in accordance with CMN Resolution No. 4,966/21. expanded loan loss provisions / expanded loan portfolio The increase in expenses in the quarter is mainly related to specific operations of the wholesale segment. In mass-market (MSME and Individuals), the performance of expenses with Loan Loss Provisions reflects the growth of the portfolio, the efficiency of the collection process and the improvement of portfolio quality, which can be verified by reducing the cost of risk in the quarter by 0.1 p.p., ending 3Q25 at 5.3%, even considering the higher expenses arising from the consolidation of the John Deere Bank. expanded loan loss provision – mass-market expanded loan loss provision – wholesale coverage ratios and provision (1) Variations in the coverage indicator and provisioning level are mainly related to the process of reducing the restructured portfolio, both by the write-off of 100% provisioned operations and the performance of cure operations, which naturally require less provision. In addition, the origination mix continues to favor NII net of provisions, in line with our risk-adjusted return strategy. (1) Balances prior to 1Q25/March25 are being presented according to the accounting practice in force for the periods. As of 2025, balances are shown in the expected loss model in accordance with CMN Resolution No. 4,966/21. R$ million 3Q25 2Q25 3Q24 9M25 9M24 3Q25 x 2Q25 3Q25 x 3Q24 9M25 x 9M24 Provision Expense with Expected Losses (9,365) (8,937) (8,093) (26,681) (24,721) 4.8 15.7 7.9 Income from Recovering Written Off Loans Net of Discounts Granted (1) 805 795 966 2,337 2,493 1.3 (16.7) (6.3) \\ Expenses with Expanded Loan Loss Provisions (2) (8,560) (8,142) (7,127) (24,344) (22,228) 5.1 20.1 9.5 Variation % 7.1 7.5 7.6 8.1 8.6 3.0 3.0 3.0 3.2 3.3 3Q24 4Q 1Q25 2Q 3Q Expanded LLP Expanded LLP / Expanded Loan Portfolio (Annualized) % expanded loan loss provision R$ billion 7.1 7.2 7.4 7.9 8.1 3Q24 4Q 1Q25 2Q 3Q R$ billion 5.3% 5.5% 5.3% 5.3% 5.4% 0.1 0.3 0.2 0.2 0.5 3Q24 4Q 1Q25 2Q 3Q R$ billion 55,072 55,028 57,787 58,143 57,200 5.8 5.6 5.7 5.7 5.5 Sept24 Dec Mar25 June Sept Provision for Expanded Portfolio Provision for Expanded Portfolio / Expanded Loan Portfolio provision for expanded portfolio % R$ million 173.2 187.9 183.1 177.8 168.9 Total Provision for Expanded Portfolio / Exposure Overdue more than 90 days LL P Loan Loss Provisions / Portfolio (annualized) Bradesco | Economic and Financial Analysis Report 17 indicators of loan portfolio * delinquency ratios reduction of 0.1 p.p. in 12 months of the total delinquency ratio over 90 days and stability for the second consecutive quarter Over 90 days delinquency ratio remained stable in the quarter, with a reduction of 0.1 p.p. in 12 months. The MSME segment showed significant improvement, with a drop of 0.6 p.p. in the quarter and 1.5 p.p. in relation to Sept24. The segment of Large Corporates continues with delinquency under control. The increase in Individuals delinquency is substantially related to the consolidation of John Deere Bank, disregarding this effect, the total delinquency ratio would have reduced by 0.1 p.p. in the quarter, showing, for another quarter, the results of the quality of the origination process and the recovery of loans. changes in loan portfolio by stage The following table shows the movement of our loan portfolio by stage of operations. In 3Q25, we observed an advance in the portfolio quality, where there was a cure of 4% of the portfolio in stage 3 in the period and, in addition, 12% of operations in stage 2 improved, moving to stage 1. Balances migrated to stage 3 have adequate levels of provision. representativeness of the loan portfolio by stage In 12 months, there was an improvement of 1.2 p.p in the representativeness of stages 1 and 2, totaling 92.3% in Sept25, highlighting the increase of operations classified in stage 1, which grew 0.8 p.p. in representativeness in 12 months. 4.2 4.0 4.1 4.1 5.1 4.1 5.1 5.1 5.1 5.4 5.2 4.4 4.3 4.3 3.7 0.1 0.1 0.3 0.4 0.4 Sept24 Dec Mar25 June Sept Total Individuals MSMEs Large Corporates loan portfolio overdue more than 90 days -% R$ millionLoan Portfolio June25 Stage 1 Stage 2 Stage 3 Stage 1 Stage 2 Stage 3 Sept25 Stage 1658,596 - (10,558)(2,035)- 4,03970826,877- 677,627Stage 234,480 (4,039)- (6,876)10,558- 1,684(708)- 35,100Stage 359,695 (708)(1,684)- 2,0356,876- 2,044(9,199)59,059\\ Total752,771 (4,746)(12,242)(8,911)12,59310,9152,39228,214(9,199)771,786 Movement between stages Transfers Arising Originated / Settlement (1)Write-off 87.0% 87.5% 87.7% 87.5% 87.8% 4.1% 4.0% 4.3% 4.6% 4.5% 9.0% 8.4% 8.0% 7.9% 7.7% Sept24 Dec Mar25 June Sept Stage 1 Stage 2 Stage 3 92.3% 91.1% * Does not include Securities, Sureties and Guarantees and other products in the expanded loan portfolio. ~32% of stage 3 up to date Bradesco | Economic and Financial Analysis Report 18 indicators of loan portfolio restructured portfolio We had, for another quarter in a row, reduction in the portfolio of more distressed credits, -22% compared to Sept24 with a drop of 1.6 p.p. in the share of the loan portfolio. We maintain adequate levels of provision for this portfolio, representing approximately twice the total of loans overdue more than 90 days. We also highlight the reduction of R$2.7 bi or (-11%) of operations classified as problematic assets, in addition to the increase of cured operations in R$0.9 bi or 20% in the quarter, evidencing the quality of the portfolio and the assertiveness of the strategies adopted in loan recovery. (1) The balances prior to 1Q25/March25 are being presented according to the accounting practice in force for the periods. As of 2025, balances are shown in the expected loss model in accordance with CMN Resolution No. 4,966/21. 32.3 30.7 26.7 25.3 22.6 4.2 4.0 5.0 4.8 5.7 36.5 34.8 31.6 30.1 28.3 Sept24 Dec Mar25 June Sept Cured Operations Problematic Asset (Stage 3) evolution of the restructuredportfolio R$ billion 5.3 4.8 4.3 4.0 3.7 Sept24 Dec Mar25 June Sept restructuredportfolio/ loan portfolio % 64.3 64.7 55.9 56.1 54.4 Sept24 Dec Mar25 June Sept provision (1)/ restructured portfolio % 30.1 31.9 30.9 31.0 31.7 Sept24 Dec Mar25 June Sept over 90 days / restructured portfolio % -6% q/q -22% y/y 1.7x -11% q/q -30% y/y Bradesco | Economic and Financial Analysis Report 19 fee and commission income Part of the performance of fee and commission income is influenced by the increase in our stake in Cielo and the consolidation of the John Deere Bank, disregarding this effect, the total variation of revenues would be 5.1% vs. 3Q24 and 4.6% vs. 9M24. card income Card income reached R$4.6 billion in the quarter, representing 44% of total fee and commission income: - Credit cards registered a traded volume of R$95 billion, with 10% growth in the year (3Q25 vs. 3Q24); and - High-income clients account for about 55% of the total revenue, with a growth of 24% compared to 3Q24. traded volume | credit cards checking account/collections and payments Fee and commission income feitototaled R$1.7 billion in checking account and R$426 million in collections and payments. Despite the reduction in these lines against the historical level, the overall performance of the client relationship has been positively reflected in the other lines, with consistent evolution of total revenues and increase in profitability quarter over quarter. checking account holders loan operations The quarterly performance was driven by increased production volumes, especially in working capital operations. In the accrued comparison, we observed a small reduction that reflects the impact of the adoption of CMN Resolution No. 4,966, due to the deferral of fees related to loan operations (EIR – Effective Interest Rate), which are now recognized in the client NII during the period of operation. asset management market share 16.6%(1) The growth observed in the periods analyzed reflects, in addition to the increase in the asset under management, the effects of the strategy of diversification of our client base and the expansion of the product offer, both in Brazil and abroad. The quarterly income volume reinforces our position, through Bradesco Asset, as one of the main managers of the country, combining scale and innovation in the delivery of investment solutions. With a constant focus on investor experience and long-term value generation, we continue to expand our performance globally and strengthen our presence in strategic segments such as international ETFs and high-income mandates. In this way, we maintain our prominence in the main market rankings, including FGV’s Triple Crown, further consolidating our position in the market. balance of investment funds and managed portfolios(1) (1) Source: Anbima - Global Ranking of Third-Party Asset Management. R$ million3Q252Q253Q249M259M24 3Q25 x 2Q25 3Q25 x 3Q24 9M25 x 9M24 Card Income4,620 4,460 4,061 13,398 11,499 3.6 13.8 16.5 Checking Account1,664 1,677 1,735 5,028 5,127 (0.8) (4.1) (1.9) Asset Management1,003 897 960 2,764 2,638 11.8 4.5 4.8 Loans Operations749 675 749 2,021 2,043 11.0 -(1.1) Consortia830 771 680 2,308 1,966 7.7 22.1 17.4 Collections and Payments426 431 479 1,299 1,473 (1.2) (11.1) (11.8) Capital Market / Financial Advisory Services445 635 481 1,441 1,161 (29.9) (7.5) 24.1 Custody and Brokerage Services384 362 374 1,100 1,060 6.1 2.7 3.8 Other471 399 385 1,309 1,115 18.0 22.3 17.4 \\ Total10,592 10,307 9,904 30,668 28,082 2.8 6.9 9.2 \\ Business Days66 61 66 188 190 5 -(2) Variation % 86,435 93,900 87,457 91,457 94,849 3Q24 4Q 1Q25 2Q 3Q R$million 38.5 38.2 38.2 38.1 37.9 Sept24 Dec Mar25 June Sept In million 1,270 1,268 1,280 1,308 1,376 Sept24 Dec Mar25 June Sept R$ billion Bradesco | Economic and Financial Analysis Report 20 fee and commission income consortia Income growth by more than 17% compared to 9M24, driven by higher sales in the real estate segment. highlights - More than 199 thousand quotas contemplated as the administrator that most contemplates in the country (R$13.1 billion concessions in letters of credit) - increase of 23 thousand quotas / R$1.8 billion in concessions vs. 9M24); - Record revenue of R$4.2 billion in Sept25, growth of 35% vs. Sept24; and - Consortium of real estate with revenue growth of 62% vs. 9M24. number of outstanding consortium quotas (1) It considers the products in which Bradesco operates. Reference date: Aug25. capital market / financial advisory services Good performance in the accrued for 2025 (9M25), reflecting the efforts in capturing business opportunities in every segment of the capital market and in mergers and acquisitions operations. We advised in 348 operations, totaling around R$473 billion in volume of transactions. Below are the main highlights by segment in 9M25: fixed income (DCM) Advisory and structuring of 326 transactions with a volume of R$408 billion. equities (ECM) Advisory, structuring and distribution of 2 transactions with a volume of R$1.5 billion. mergers and acquisitions (M&A) Advisory for 20 transactions with a volume of R$63 billion. custody Leader in the global custody market, according to the ANBIMA ranking, we stand out as one of the leading providers of services for the financial and capital markets, with R$2.6 trillion under custody. We were elected, for three consecutive years, by the Global Finance magazine as the best sub-custodian bank for non-resident investors in Latin America. Our wide range of services covers both local and international markets, offering complete and integrated solutions. This positioning is evidenced by the growth of 4.4% in the asset under custody base in comparison to Sept24. Highlight to the leadership in the Fund and Investment Portfolios Controllership market according to the ANBIMA ranking, with more than R$4.2 trillion under services. In the local market, we provide fiduciary management services, qualified custody and controllership for investment funds. We act as Settlement Bank, Clearing Agent, Depositary and Guarantees Agent (Escrow Account), as well as carry out asset bookkeeping for issuing companies. In the international market, we offer specialized services for ADR and BDR issuers, legal representation for nonresident investors, as well as calculation of NAV (Net Asset Value) and RTA (Register Transfer Agent) services for offshore funds. Our commitment to excellence and innovation enables us to meet the specific needs of each client, providing security, efficiency and transparency in all operations. 253 267 271 291 319 146 144 144 145 149 1,125 1,135 1,157 1,178 1,174 1,523 1,546 1,571 1,614 1,641 3Q24 4Q 1Q25 2Q 3Q Real Estate Trucks, Tractors and Agricultural Implements Auto In thousands 2,491 2,461 2,479 2,522 2,601 Sept24 Dec Mar25 June Sept Assets under Custody R$ billion market share(1) Total 18.9% | Auto 22.7% | Real Estate 12.1% | Trucks, Tractors and Agricultural implements 16.2% Bradesco | Economic and Financial Analysis Report 21 operating expenses The performance of our operating expenses reflects our continuous commitment to our strategy of improving cost-to-serve efficiency. We maintain the focus on investments in technology, development, infrastructure and strengthening structures, with the aim of sustaining growth consistently, aiming at efficiency in the long term. We highlight that operating expenses were influenced by the increase in our stake in Cielo and acquisition of the John Deere Bank, disregarding these effects, the variations would be 8.4% vs. 3Q24, and 8.0% vs. 9M24. (1) Contemplates Maintenance and Conservation of Assets and Rentals; and (2) Includes Water, Electricity and Gas, Travels, Materials and Security and Surveillance. administrative expenses The management of administrative expenses has reflected a continuous commitment to financial discipline and the pursuit for greater operating efficiency. We prioritize the efficient use of resources, focusing on sustainability of results and building a solid foundation to support business growth. This approach aims to preserve profitability and ensure competitiveness in a scenario of constant transformation. In the accrued comparison, a reduction of 4.1% was observed, a direct reflection of the continuous rationalization of costs, highlighting the lower structural expenses, especially in premisesand transportation, reflecting the adjustment of the footprint. In relation to the quarter, there was an increase of 2.6%, driven mainly by higher spending on data processing, communication and advertising and marketing, reflecting the investments in technology and marketing actions. Considering depreciation and amortization, the accrued variation for nine months was 1.5%, reflecting larger investments in technology and digital infrastructure. These investments aim to promote improvements in the client journey, modernize internal processes, expand automation and data intensive use, reinforcing the strategic pillars of innovation, efficiency and competitiveness. personnel expenses The movement in the comparative periods reflects higher expenses with profit sharing, in line with the financial performance / profitability, in addition to the effect of the collective agreement in September 2025, which readjusted wages and benefits by 5.68% (Sept24: 4.64%). We have downsized, totaling 490 employees laid off in the quarter and 2,361 over the last 12 months, in line with our cost-to-serve optimization strategy. At the same time, we continue to strengthen our technology, operations and business teams, ensuring greater efficiency and delivery capacity. other operating expenses net of revenue The variations in the periods reflect mainly the movements in civil, labor and tax contingencies, expenses with card commercialization due to the higher volume of transactions, mainly in the high-income segment and, in the accrued for 9M25 vs. 9M24, the performance of this line is influenced by the increase in our stake in Cielo and the consolidation of the John Deere Bank. Retail + Prime: 1,745 Corporate: 83 Digital Platforms: 81 Companies & Business: 150 We have 15 digital platforms and 26 business units allocated to the Principal. R$ million\\ Personnel Expenses(7,126) (6,852) (6,504) (20,683) (18,741) 4.0 9.6 10.4 Payroll, Social Charges, Benefits and Training(5,874) (5,665) (5,629) (17,171) (16,397) 3.7 4.4 4.7 Management and Employee Profit Sharing(1,162) (1,093) (772) (3,184) (2,037) 6.3 50.5 56.3 Terminations Costs(90) (94) (103) (328) (307) (4.3) (12.6) 6.8 Total Administrative Expenses (5,778) (5,639) (5,728) (16,682) (16,940) 2.5 0.9 (1.5) Administrative Expenses(4,528) (4,415) (4,576) (12,990) (13,551) 2.6 (1.0) (4.1) Outsourced Services(1,404) (1,371) (1,453) (3,907) (4,181) 2.4 (3.4) (6.6) Data Processing and Communication(1,214) (1,122) (1,001) (3,377) (2,939) 8.2 21.3 14.9 Facilities(1)(526) (525) (648) (1,564) (1,976) 0.2 (18.8) (20.9) Advertising and Marketing(398) (369) (360) (1,143) (1,078) 7.9 10.6 6.0 Financial System Services(356) (364) (330) (1,053) (940) (2.2) 7.9 12.0 Transportation(153) (163) (195) (491) (583) (6.1) (21.5) (15.8) Other (2)(477) (501) (589) (1,455) (1,854) (4.8) (19.0) (21.5) Depreciation and Amortization(1,250) (1,224) (1,152) (3,692) (3,389) 2.1 8.5 8.9 \\ Other Operating Expenses Net of Revenue (3,584) (3,407) (2,818) (10,027) (7,195) 5.2 27.2 39.4 Card Commercialization(1,022) (979) (800) (2,921) (1,933) 4.4 27.8 51.1 Civil, Labor and Tax Contingencies(1,826) (1,535) (1,207) (4,492) (3,320) 19.0 51.3 35.3 Claims(185) (221) (193) (616) (487) (16.4) (4.1) 26.4 Other(551) (672) (618) (1,999) (1,456) (18.0) (10.8) 37.3 \\ Total Operating Expenses (16,488) (15,898) (15,050) (47,392) (42,876) 3.7 9.6 10.5 3Q25 2Q25 3Q24 Variation % 9M24 3Q25 x 2Q25 3Q25 x 3Q24 9M25 x 9M24 9M25 2,355 2,305 2,284 2,168 2,059 768 728 721 682 707 3,224 2,970 2,776 2,376 1,978 6,347 6,003 5,781 5,226 4,744 Sept24 Dec Mar25 June Sept Branches Business Units Service Centers -9% q/q -25% y/y \\\\ Bradesco | Economic and Financial Analysis Report 22 dynamics of the insurance business 9M25 revenues from insurance premiums, pension contributions and capitalization bonds R$89 bi ▽ 0.9% 9M25 vs. 9M24 net income R$7.3 bi △ 11.4% 9M25 vs. 9M24 ROAE 21.5% ▽ 0.2 p.p. 9M25 vs. 9M24 Grupo Bradesco Seguros recorded a net income of R$7.3 billion in 9M25 (+11.4% vs. 9M24), with an ROAE of 21.5%, and of R$2.5 billion in 3Q25 (+6.5% vs. 3Q24). Revenues from insurance premiums, pension contributions and capitalization bonds reached R$88.8 billion in 9M25 (-0.9% vs. 9M24). The improvement of the industrial result, highlighting the reduction of 5.9 p.p. in the claims ratio, and the performance of the financing income, with an evolution of 11.4% in 9M25 and 18.3% in 3Q25, contributed to the advancement of the income from insurance, pension plans and capitalization operations, which totaled R$5.7 billion in 3Q25 and R$16.7 billion in 9M25 (+13.0% and + 21.7%, respectively). It is worth noting that the industrial result accounted for 2/3 of the total amount recorded in both 3Q25 and 9M25. Technical Provisions surpassed R$435 billion (+10.5%), and the Financial Assets totaled over R$458 billion (+10.2%). From January to September 2025, the Insurance Group returned to Society, as indemnities and benefits, R$44.2 billion (+5.8% vs. 9M24). The performance reflects the strengthening of the portfolio of the Insurance Group in all segments of activity, with the expansion in the offer of products with higher added value, in addition to the permanent investment in technology and innovation. The Business Portal, for example, which is dedicated to the broker, has incorporated new features, such as day & night assistance requesting from Bradesco Seguros Auto and sales pages for Residential and Travel products. In 3Q25, Bradesco Saúde (Health)recorded growth of 75 thousand lives compared to the previous quarter. The operator Mediservice surpassed the 780 thousand beneficiaries mark in the accumulated until September (+22% compared to the same period of 2024), driven by network sharing. In Life Insurance, it is worth highlighting the strategic partnership with Bradesco for the implementation of credit insurance in the E-agro loan portfolio, the digital platform of the Bank with solutions for agribusiness, guaranteeing the settlement of loans contracted by the rural producer through CPR, in case of death or total permanent disability following accident. In Pension Plans, Bradesco Vida e Previdência (Life & Pension) made adjustments to fit the current scenario after the change in the VGBL. As a result, we increased PGBL products premiums by 50%, and revenues from risk coverage products, such pension and death and disability benefits, also increased. In Auto, Bradesco Seguros started the partnership with the EcoRodovias Group to complement the fleet of tow-trucks for users on Rodovia Castello Branco (Highway) in São Paulo, and advanced the Sustainable Workshop project, in partnership with Ecoassist, which offers the partner workshops specialized technical consulting for waste collection and management. In Property & Casualty, Bradesco Seguros and Swiss Re Corporate Solutions presented the new version of the Digital Corporate Property Insurance, raising the Total Aggregated Guarantee (LMGA) limit per policy from R$50 million to R$100 million. Bradesco Capitalização registered a 11% increase in revenues for digital channels in 3Q25, compared to the same period of the previous year. Another highlight is the Atlantica D’Or – partnership of Atlântica Hospitais e Participações with Rede D’Or –, which started the construction of a hospital in Ribeirão Preto (SP) and arrived in the city of Rio de Janeiro, where it will assume management of the Hospital Glória D’Or, seventh unit of the partnership. Bradesco | Economic and Financial Analysis Report 23 insurance net income statement (1) The shareholders’ equity of regulated companies (Insurance, Pension plans and Capitalization bonds) totaled R$23,179 million in Sept25, and R$22,422 million in June25. Note: In Sept25, the Adjusted Shareholders’ Equity (ASE) totaled R$21.7 billion and the Minimum Capital Required (MCR) totaled R$13.5 billion. In June25, the ASE totaled R$21.5 billion and the MCR totaled R$13.4 billion. income from insurance, pension plans and capitalization bonds +21.7% vs. 9M24 Net Income and ROAE The income from Insurance, Pension Plans and Capitalization operations showed a positive advance in relation to 9M24, due to the improvement of 28.6% of the industrial result, mainly due to the improvement of the claims ratio of 5.9 p.p. The financing income grew by 11.4%. The revenues from insurance premiums, pension contributions and capitalization bonds from digital channels reached R$4.6 billion in 9M25, an evolution of 9.2% compared to the same period of 2024. Performance 9M25 vs. 9M24 Revenues Claims Ratio Commission Ratio Financial Results Life and Pension Plans Health Capitalization Bonds - - Property & Casualty and Others \\ Income StatementPremiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income19,081 18,099 18,054 54,334 51,037 5.4 5.7 6.5 Retained Claims(12,485) (11,781) (12,002) (35,338) (35,150) 6.0 4.0 0.5 Capitalization Bond Draws and Redemptions(1,725) (1,647) (1,725) (4,892) (4,588) 4.7 -6.6 Commission Expenses(1,274) (1,059) (1,061) (3,551) (3,090) 20.3 20.1 14.9 Financial Results2,109 2,038 1,783 6,106 5,481 3.5 18.3 11.4 \\ Income from Insurance, Pension Plans and Capitalization Bonds5,706 5,650 5,048 16,659 13,689 1.0 13.0 21.7 Fee and Commission Income552 489 504 1,520 1,437 12.9 9.5 5.8 Personnel Expenses(733) (671) (574) (2,013) (1,665) 9.2 27.7 20.9 Other Administrative Expenses(548) (518) (512) (1,589) (1,577) 5.8 7.0 0.8 Others(886) (931) (668) (2,343) (1,076) (4.8) 32.6 -\\ Operating Income4,091 4,019 3,799 12,234 10,809 1.8 7.7 13.2 Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries(1,560) (1,725) (1,423) (4,966) (4,286) (9.6) 9.6 15.9 \\ Recurring Net Income2,531 2,294 2,376 7,268 6,523 10.3 6.5 11.4 Life and Pension Plans1,033 989 1,274 3,061 3,795 4.4 (18.9) (19.3) Health883 828 367 2,625 1,022 6.6 --Capitalization Bonds198 185 189 578 542 7.0 4.8 6.6 Property & Casualty and Others417 292 546 1,004 1,164 42.8 (23.6) (13.7) \\ Selected Asset DataTotal Assets496,872 483,416 448,900 496,872 448,900 2.8 10.7 10.7 Securities458,422 445,974 416,049 458,422 416,049 2.8 10.2 10.2 Technical Provisions435,244 425,081 393,720 435,244 393,720 2.4 10.5 10.5 Shareholder's Equity (1)44,491 42,672 36,905 44,491 36,905 4.3 20.6 20.6 Variation % 9M25 vs. 9M24 3Q25 vs. 3Q24 3Q25 vs. 2Q25 9M259M243Q24R$ million2Q253Q25 189 178 195 185 198 367 621 914 828 883 546 447 295 292 417 1,274 1,288 1,039 989 1,033 2,376 2,534 2,443 2,294 2,531 23.7 25.1 22.4 21.4 22.4 3Q24 4Q 1Q25 2Q 3Q Life and Pension Plans Property & Casualty and Others Health Capitalization Bonds ROAE - Quartely R$ million % Bradesco | Economic and Financial Analysis Report 24 revenues from insurance premiums, pension contributions and capitalization bonds and insurance operating income revenue and administrative efficiency ratio retained claims income from insurance, pension plans and capitalization bonds The income from Insurance, Pension Plans and Capitalization operations recorded a growth of 21.7% compared to the same period of the previous year. This performance was driven by a 28.6% increase in the industrial result, highlighting the improvement of 5.9 p.p. in the claims ratio, especially in the Health segment. The financing income showed an evolution of 11.4% in the annual comparison. 1,953 1,806 1,744 1,894 1,977 11,905 12,069 12,217 12,398 12,933 2,605 2,528 2,318 2,571 2,609 15,000 15,076 13,712 12,331 12,108 31,463 31,479 29,991 29,194 29,627 3.5 3.5 3.8 4.1 4.3 3Q24 4Q 1Q25 2Q 3Q Life/PA/VGBL/PGBL/Traditional Auto/P&C + DPVAT Health Capitalization Bonds Administrative Efficiency Ratio R$ million % 35,150 45,950 11,072 22,853 35,338 77.7 76.3 70.9 71.3 71.8 9M24 12M24 3M25 6M25 9M25 R$ million Retained Claims Claims % 3,265 3,339 3,344 3,612 3,597 1,783 2,192 1,959 2,038 2,109 5,048 5,531 5,303 5,650 5,706 3Q24 4Q 1Q25 2Q 3Q Operating Income Financial Result R$ million Bradesco | Economic and Financial Analysis Report 25 (1) technical provisions and insurance activity indicators technical provisions Technical provisions totaled R$435.2 billion in September 2025, with an increase of 10.5% in 12 months and 2.4% in the quarter, with higher provisions in the “Life and Pension Plans” and “Health” segments. performance ratios – combined ratio / claims ratio / commission ratio (1) Excluding additional reserves. 393,720 403,689 414,273 425,081 435,244 356,470 365,532 375,251 385,151 394,637 20,532 21,023 21,768 22,346 22,855 9,520 9,708 9,852 10,033 10,147 7,198 7,426 7,402 7,551 7,605 Sept24 Dec Mar25 June Sept Total Reserves Pension Plans and Life / VGBL Health Capitalization Bonds Auto/P&C R$ million 45.9 43.8 53.3 50.0 51.0 99.7 96.0 91.8 94.0 94.2 85.0 89.5 95.4 93.0 90.6 86.6 82.8 82.9 84.8 84.4 3Q24 4Q 1Q25 2Q 3Q Life Health Auto/P&C Total % Combined Ratio 57.1 57.7 58.7 58.7 56.8 29.1 26.4 32.4 26.5 30.9 20.7 19.1 27.4 27.9 24.3 89.3 85.2 80.5 82.1 83.7 76.2 72.2 70.9 71.7 72.8 3Q24 4Q 1Q25 2Q 3Q Auto/Optional Third-Party Liability Life/Personal Accidents Property & Casualty Health Total % Claims Ratio 16.1 16.8 17.6 17.2 17.5 15.5 15.9 19.6 20.1 19.1 18.9 19.2 18.5 18.4 19.1 3.6 4.1 4.1 4.0 3.9 6.7 7.3 7.7 7.5 7.3 3Q24 4Q 1Q25 2Q 3Q Auto/Optional Third-Party Liability Life/Personal Accidents Property & Casualty Health Total % ComissionRatio Bradesco | Economic and Financial Analysis Report 26 insurance | additional information number of contracts / clients - bradesco vida e previdência number of policyholders of bradesco saúde, mediservice and bradesco saúde operadora de planos number of auto/P&C policyholders number of clients (capitalization bonds) 24,773 25,349 23,022 24,432 24,349 3,094 3,164 3,242 3,213 3,222 27,867 28,513 26,264 27,645 27,571 Sept24 Dec Mar25 June Sept In thousand Insurance Contracts - Life, Personal Accidents, and Loss of Income Pension Plans and VGBL Participants 3,736 3,679 3,667 3,672 3,748 105 104 103 102 101 3,841 3,783 3,770 3,774 3,849 Sept24 Dec Mar25 June Sept In thousand Company Health Plans Individual Health Plans 1,472 1,539 1,590 1,641 1,565 1,639 1,674 1,693 1,712 1,728 3,111 3,213 3,283 3,353 3,293 Sept24 Dec Mar25 June Sept In thousand Auto/Optional Third-Party Liability P&C 3,207 3,171 3,146 3,159 3,190 Sept24 Dec Mar25 June Sept In thousand Bradesco | Economic and Financial Analysis Report 27 basel Total Ratio 15.9% Tier I Ratio 13.4% Common Equity Ratio 11.4% Our ratios evolved in 3Q25, remaining above regulatory limits, mainly due to the capacity to generate capital (net income), which absorbed the growth in risk-weighted assets (RWA). (1) It refers to the minimum required limits, added to the additional contributions of counter-cyclical and systemic capital. It is noteworthy that, as per Resolution No. 4,958/21, since April 2022, the minimum capitals are 9.5% for tier I capital and 8.0% for the common equity. 13.0 0.6 (0.4) 0.4 (0.2) June25 Net Income Remuneration to the Shareholders Effects of Prudential Adjustments / MTM of Securities Risk-Weighted Assets Sept25 1.9 11.1 Common Equity Additional Capital % Changes in the Tier I Ratio in the quarter Limits since 13.4 Apr, 2022 (1) 9.50% Tier 1 8.00% Additional Capital 11.4 2.0 15.1 14.8 15.4 15.5 15.9 2.4 2.4 2.4 2.5 2.5 11.2 10.5 11.1 11.1 11.4 1.5 1.9 1.9 1.9 2.0 Sept24 Dec Mar25 June Sept Total Ratio Common Equity Additional Capital 12.7 12.4 13.0 13.0 13.4 % Tier I Tier II Bradesco | Economic and Financial Analysis Report 28 guidance, indicators & economic perspectives The following table demonstrates our estimates for 2025, which already consider the implicit variations in the impacts of the adoption of new accounting practices established by CMN Resolution No. 4,966/21. It is worth noting that the initial guidance was prepared on an annual basis, therefore, the performance of the first nine months of the year should not be compared with the annual estimate due to seasonality, the basis of comparison between periods and the expected performance by the end of the year for each line. guidance indicators economic perspectives AnnualIndicator Actual9M25 vs. 9M24Expanded Loan Portfolio4% to 8%9.6%NII Net of Provisions(Net Interest Income - Expanded Loan Loss Provisions)R$37 bi to R$41 biR$29.6 biFee and Commission Income5% to 9%9.2%Operating Expenses(Personnel + Administrative + Other)5% to 9%10.5%Income from Insurance, Pension Plans and Capitalization Bonds9% to 13%21.7% 2025 3Q25 2Q25 3Q24 9M25 9M24 Interbank Deposit Certificate (CDI)3.70 3.33 1.79 10.36 7.10 Ibovespa5.32 6.60 6.38 21.58 (1.77) USD – Commercial Rate(2.54) (4.97) (1.99) (14.11) 12.54 General Market Price Index (IGP-M)0.01 (1.92) 1.52 (0.94) 2.63 Extended Consumer Price Index (IPCA)0.63 0.93 0.80 3.64 3.31 Business Days (#)66 61 66 188 190 Calendar Days (#)92 91 92 273 274 \\ Indicators (Closing Rate)USD – Commercial Rate (R$)5.3186 5.4571 5.4481 5.3186 5.4481 CDS 5 years (Points)136 149 153 136 153 Selic - Base Interest Rate (% p.a.)15.00 15.00 10.75 15.00 10.75 BM&F Fixed Rate (% p.a.)14.34 14.69 12.17 14.34 12.17%20252026USD - Commercial Rate (year-end) - R$5.25 5.25 Extended Consumer Price Index (IPCA)4.5 3.8 General Market Price Index (IGP-M)(0.1) 3.7 Selic (year-end)15.00 11.75 Gross Domestic Product (PIB)2.0 1.4 Additional Information Bradesco | Economic and Financial Analysis Report 30 corporate strategy The bank’s strategic plan focuses on simplifying the operation and management model to provide more autonomy and speed in decision-making, keeping clients at the heart of our decisions. The plan reinforces our ambition to be a full-service bank that is profitable and prepared to compete over both the short and long term. This ambition can be translated into specific aspirations that need to be pursued, as outlined below: • A physical bank with an adequate cost structure and aimed at serving clients • Efficient digital banking with humanized experience and AI • Operational efficiency that ensures competitiveness and returns • Capture of a larger share of wallet in the key segments • Better customer experience • A culture of transformers • Most effective time to market With a robust and accelerated approach, we focused on an agenda of ten key strategic themes, which are divided into business and enabling areas, aligning our actions with our ambitions: Business: Mass Retail; High Income; SMEs; payments and cash management; and credit cycle. Enablers: intra-group synergies and innovation; technology and agile model; organizational structure; management model and culture; and operational efficiency. customer-centric The client is at the center of all of our decisions. With a solid partnership built over 80 years, we are present in their daily life, either by the mobile, computer, branches, or by BIA. Our purpose is to support the realization of dreams through a healthier financial life. Our commitment is to provide the best experience by listening carefully to what our clients have to tell us and combining it with data intelligence. Thus, we develop products and services that are increasingly complete, designed to meet the needs, desires and unique moments of each client. The client’s voice To strengthen our customer-centric front, we have an exclusive area dedicated to the evolution of the customer experience, guided by three strategic pillars: excellence in banking, which guarantees high quality and personalized services in all channels with relevant solutions to each need; scalable platforms that use standardized and reusable components to leverage ideas and productivity; and AI First that develops intelligent, reliable and problem-solving solutions, strengthening loyalty. In this context, Bradesco reaffirms its leadership in innovation and customer experience with the launch of the first Disney Credit Card, the result of an unprecedented partnership with The Walt Disney Company. Integrated with the Bradesco App, the card offers a simple and fast application, free Disney+ subscription, access to the Journey of Dreams Platform, as well as complete planning of the trip and intuitive integration with the website. The client also participates in the Bradesco Disney Loyalty Program, which converts purchases into points for exchange for licensed products. This initiative reinforces Bradesco’s strategy of connecting technology, entertainment and financial services in a unique digital journey, expanding the value proposition and generating loyalty. Expanding this innovation journey, Bradesco launched the Digital Platform PJ Bradesco Empresas e Negócios (Companies & Business), a solution built on cloud architecture based on APIs and microservices, ensuring agility, scalability and continuous evolution. The client journey was redesigned with 100% digital account opening, access by facial biometrics and hybrid customer service, combining generative AI and specialized human support. We expanded the offer of credit with Pronampe and Procred products, allowing simulation and loan application directly on the platform. In addition, Bradesco has consolidated itself as one of the main payment initiators in the Open Finance ecosystem, promoting innovative solutions aimed at improving the customer experience. Among the most relevant advances is the implementation of the journey without redirection, now also available to Corporate clients. With this functionality, the client performs transfers of resources between financial institutions without leaving the environment of the Bradesco App. By eliminating steps that previously generated friction and abandonment, Bradesco offers a more fluid, safe and integrated navigation, reinforcing its commitment to digital excellence and customer-centricity. Bradesco | Economic and Financial Analysis Report 31 NPS NPS | 3Q25 vs. 3Q24 Bank Overdraft Pix Investments +4 p.p. +6 p.p. +6 p.p. +5 p.p. Bradesco is constantly evolving through concrete initiatives and attitudes. We listen to who really matters: the client. And this listening is not just once. It is continuous, strategic and deeply transformative. Engagement in this journey is complete. Leadership goes far beyond monitoring this movement - it participates, provokes, drives, and stimulates. It creates spaces for dialog, stimulates protagonism and ensures that each step has a clear purpose: customer-centricity. The change takes place in the details: active listening, agility, empathy present in the whole interaction. This is how we build relationships of trust and closeness, which become increasingly long-lasting. The voice of the client is not only heard — it is translated into actions, innovation and real change. And the results are reflected in several of our indicators. With investments in technology, data intelligence and channel improvement, Bradesco becomes even more agile and intuitive, more dynamic and human. Because in essence, it is not about offering products, but being part of people’s lives and their achievements — always valuing ethics, transparency and respect, in its many forms. Source: Bradesco analysis by means of the NPS Prism® benchmark report. NPS Prism® is a registered trademark of Bain&Company, Inc. Bradesco | Economic and Financial Analysis Report 32 our people diversity, equity and inclusion Commitment to diversity and representativeness 81.7 thousand employees (considering employees abroad) Brazil: 50% are women 30% are black people 36% of leadership positions are occupied by women 22% of leadership positions are occupied by black people 5% are people with disabilities UNIBRAD | development solutions and training education, inclusion and democratization of knowledge +352 thousand participations in trainings in 3Q25 main recognitions \\ Linkedln – Top Company 2025 \\ Top Employers 2025 Certification \\ GPTW Award – Women, PwD, Ethnic Racial and Early Childhood \\ Diversity Index i-Diversa - B3 \\ Youth Employability Brazil Award – CIEE \\ Ethos – Recognition for Promotion of LGBTI+ Rights \\ Blue Seal – Mercer Marsh \\ Best Workplaces – Infojobs Bradesco | Economic and Financial Analysis Report 33 sustainability Sustainability is integrated into our strategic drivers and, through the management of guidelines and engagement in environmental, social and governance (ESG) aspects, we seek to enhance our contributions to the sustainable development of the country. Sustainability strategy Highlighted goals and commitments Considering the main challenges and global trends of the agenda, we chose three themes to promote an agenda of change: Extended goal – to direct R$350 billion to sectors and activities with socio-environmental benefits by the end of 2025. Decarbonization - aligning our loan and investment portfolios for the reduction of funded emissions, reaffirming our commitment to the climate transition and the continuity of this agenda. Sustainable business Driving positive impact businesses that foster social and environmental development. Climate agenda Ensuring that our businesses are prepared for climate challenges, raising awareness and engaging our clients regarding risks and opportunities. 100% of our structures are supplied by renewable energy sources. We neutralize 100% of greenhouse gas emissions generated by our operations. Financial citizenship Promoting education and financial inclusion to boost socioeconomic development. We measure the carbon emissions of 100% of our Corporate loan portfolio. Governance We have a robust sustainability governance structure integrated with risk management and business. The main decisions and strategic direction are conducted by the Sustainability and Diversity Committee, which reports to the Board, which is required to meet bimonthly. The Committee is composed of members of the Board of Directors and of members of the Board of Executive Officers, including the CEO. Transparency We follow international guidelines of transparency and disclosure, such as the Sustainability Accounting Standards Board (SASB) and Stakeholder Capitalism Framework, among others. For more information, visit the Integrated Report Performance Our progress in the management of ESG aspects is evidenced by the fact that our performance is mostly above the industry average in the evaluations of specialized ratings and our permanence in the main sustainability indexes, such as Dow Jones, ISE, and CDP, among others. International recognition We have been highlighted in Environmental Finance’s Sustainable Loans Insight 2025 as one of the 10 largest global banks and leading Latin America in number of labeled loans — including green, social, sustainable and sustainability-related operations. The ranking, based on market data, reinforces our performance in financing a low carbon economy. Quarter highlight In September 2025, we reached 100% of our goal of allocating R$350 billion to sectors and activities with socio-environmental benefits by the end of 2025. We remain committed to the generation of sustainable businesses and with the support to our clients in the transition to a greener, more resilient and inclusive economy. Bradesco | Economic and Financial Analysis Report 34 digital in figures 99% transactions are carried out through Digital Channels 44% of credits released in 9M25 were made through digital channels 95% are concentrated on Mobile and Internet Individuals App In R$ | 9M25 vs. 9M24 Mobile Credit In R$ | 9M25 vs. 9M24 Credits Released (Individuals) Highlight to: +14% Pension Plans +25% Capitalization Bonds +18% Insurance +14% Issuing of Credit Cards (in qty) +23% Personal Loans +18% Public Payroll-deductible Loans Bradesco App Ratings | Sept25 Listening to the client in every journey: Rating: 4.4 of 5 Individuals Companies & Business Credits Released (Companies) Highlight to: 4.7 of 5 4.8 of 5 +33% Working Capital +25% Receivable discounts Apple Apple 4.7 of 5 4.6 of 5 Listening to the client in every journey: Play Play Rating: 4.9 of 5 with GenAI | Better experience, with agility and resolution For Clients BIA Corporativa +24 MM of clients on the App 10 MM clients served via chat 100% of employees 25 MM interactions 82% resolutions 90% retentions 2 MM of interactions Transactions with Generative AI Reference date: Jan to Sept/25 Individuals • PIX and bank payment slips via WhatsApp Companies • BIA Chat for MEI clients Bradesco Empresas & Negócios (Companies & Business) App BIA Bradesco | Economic and Financial Analysis Report 35 Bradesco Principal The Bradesco that you already know, with the sophistication that you cannot even imagine In October 2024, Bradesco launched its new segment aimed at the high-income public. Until October 2025, we have 50 consolidated offices and we continue with an expansion plan to close the year with 62 units in several regions of Brazil. Following this growth, we reached 227 thousand clients by October, with a forecast of exceeding 300 thousand by the end of the year. Principal prime income >= R$25 thousand investments >= R$300 thousand private The differential of this segment lies in its innovative relationship model, offering exclusive spaces that promote strategic interactions between clients and financial sector specialists. Results of Net New Money Between January and September 2025, the Bradesco Principal segment reached R$2.9 billion in net funding (Net New Money), reflecting the trust of clients and the solidity of the value proposition aimed at the high-income public. Value Proposition built after listening to our clients New Service Model Personalized experience led by managers specialized in asset management. Clients have exclusive service channels and business spaces with extended hours for appointments and events. Tailor-made Investments Investment advisor dedicated to providing financial advice according to the moment of life, connecting with the best opportunities in the domestic and global markets and with exclusive products. Full International Account Checking account in the USA, including debit card, credit card with loyalty program, access to VIP lounges, real estate financing and strategic investment portfolio for global diversification. Exclusive Products and Benefits The segment offers an exclusive credit card with up to 3 points per dollar spent, free access to VIP lounges (including Bradesco Lounge in Congonhas with Fast Pass), plus a benefits program that includes digital protection insurance, restaurant and travel benefits, and financial benefits, such as overdraft exemption for up to 15 days and toll tags with no annual fee. With an innovative approach and a portfolio of sophisticated solutions, Bradesco Principal redefines the concept of exclusivity and excellence in high-income customer service. Bradesco | Economic and Financial Analysis Report 36 Our Target Audience Bradesco Expresso aims to serve the entire Brazilian population, promoting financial inclusion, citizenship and social development. With a diverse target audience, composed of account holders and non-account holders of Bradesco. • Accounts Opening • Credit Card • Personal Loans • Payroll-deductible Loans • Withdrawals and Deposits • Insurance • And much more! Key Information 3Q25: 39.2 thousand Correspondents with presence in 100% of the municipalities +10.9 MM clients / months Highlights +54% contracted products for account opened in Bradesco Expresso (3Q25 vs. 3Q24) Insurance Channel sales +27% vs. 3Q24 Integration of the Cielo solution on the Correspondent’s equipment 100 143 182 3Q23 3Q24 3Q25 Base 100 Bradesco | Economic and Financial Analysis Report 37 international operations We offer a wide range of international services through our Corporate and Global Private Banking platforms, including foreign trade finance, foreign currency working capital, foreign exchange operations and international sureties for companies and individuals. Our service covers both the support of foreign multinational companies working in Brazil and Brazilian companies operating abroad. In addition, our employees act as facilitators between potential foreign clients and Bradesco Brasil. Branches Subsidiaries New York Banco Bradesco S.A. Grand Cayman Banco Bradesco S.A. Representation Office Hong Kong Banco Bradesco S.A. Guatemala Representaciones Administrativas Internacionales New York Bradesco Securities, Inc. Miami Bradesco Bank Bradesco Investments Inc. Bradesco Global Advisors Inc. Mexico Bradescard México Sociedad de Responsabilidad Limitada Luxembourg Banco Bradesco Europa S.A. London Bradesco Securities UK Limited Hong Kong Bradesco Securities Hong Kong Limited Bradesco Trade Services Limited My Account Internacional digital account Opening of279thousandaccountsbySept25 With debit card accepted in 195 countries and with automatic conversion to 180 currencies My Account is an international and digital Bradesco account that can be opened in the Bradesco App itself. In addition to the physical card, it is now possible to have a virtual card, for purchases on websites and Apps, available for the Google Pay digital wallet and, soon, Apple Pay too. 100% digital journey Contactless payments by card or wallet Customized notice advising on an optimal exchange rate quotation and panel to simulate the balance in other currencies Transfers between: - The Bradesco account and My Account account - My Account account and receipt from other institutions Bradesco | Economic and Financial Analysis Report 38 bradesco bank Bradesco’s international platform in the USA, with a complete solution of products, banking services and investments for clients in the Private and Principal segments, in addition to solutions for clients in the Corporate segment Net operating revenue △ 33% y/y Assets under Custody (AuC) △ 30% y/y Loan portfolio △ 15% y/y Net income △ 62% y/y Deposits △ 16% y/y Individuals' Solutions Banking Full checking account for making payments, transfers, online banking and an international debit card for purchases and withdrawals. Investments Private Client: Investment solutions adapted to the risk profile of each client: - Fixed income; - ETFs; - Investment Funds; and - Structured Operations. Principal Client: - Digital platform for investments in managed portfolios for the most diverse investor profiles. Credit Card Visa card accepted in 195 countries with exclusive benefits, including the Livelo loyalty program and compatibility with digital wallets. Real Estate Financing Support for the acquisition of property for residents and non-residents in the USA, with a team with a broad understanding of the market and process. Companies Solutions Cash Management checking account, money market and remunerated deposits Payments correspondent bank and international transfers Documentary Services collection of exports and commercial letter of credit Corporate Credit financing of import, export and working capital Bradesco | Economic and Financial Analysis Report 39 Ágora Investimentos Ágora, Bradesco’s investment house, is an open platform that offers a complete portfolio of solutions for investors, whether they are account or non-account holders. With specialized advice and wide product range — including variable income, fixed income, investment funds and pension plans — Ágora connects investors to the best alternatives in the market, aligned with different financial profiles and objectives. Ágora in figures Client base Assets under Custody +14% in 12 months +17% in 12 months Sept25 1.3 Million Sept25 R$120 Billion Ágora App Rating Sept25 Reclame Aqui Review | Sept25 4.8 of 5 4.8 of 5 8.7 of 10 Specialized Assistance Product Portfolio Research & Economics Content Digital Experience With the purpose of supporting the client in making the best investment decisions and forming a portfolio, according to their objectives and their investor profile. Broad portfolio with a careful curation process, which includes Bradesco products and over 130 relevant market partners. Reports and analyses developed by our award-winning Research and Economics team and Financial Education platform (Ágora Academy). Complete and intuitive digital journey, with all the solutions offered by the house available on the website and in the App. Be well informed about everything that happens in the market by accessing our profiles on social media. Bradesco | Economic and Financial Analysis Report 40 HIGHLIGHTS 3Q25 Throughout 2025, we continue to expand the loan portfolio in collateralized products, monetizing the card base and accelerating opportunities through the whitelabel personalized platform. next Born 100% digital, with a focus on customer-centricity and to complement Bradesco solutions ecosystem, next continues its evolution trajectory, connecting and maximizing the use of Bradesco solutions and structures to ensure synergy and efficiency. With data use and anthropological studies, next anticipates client trends and behaviors, becoming more assertive in product offerings for each profile. It offers several financial and non-financial solutions: checking account, debit and credit cards, loans, investments, insurance, tag Veloe, payments, transfers, Pix, Mobile Top-Up, compatibility with the main digital wallets, more than 50 brands delivering exclusive benefits (Mimos), financial management tools, among others. The next client profile is predominantly young and highlights the nextJoy offer, a digital account aimed at audiences aged 0 to 17, which offers financial education in an exclusive partnership with Disney. 3.2 8.4 9.6 Sept23 Sept24 Sept25 Unique Clients In million +15% vs. Sept24 5.4 18.1 19.1 Sept23 Sept24 Sept25 Total Portfolio In R$ billion +6% vs. Sept24 390 860 931 3Q23 3Q24 3Q25 Total Revenues In R$ million +8% vs. 3Q24 100 106 3Q24 3Q25 Total Value of Financial Transactions In million Bradesco | Economic and Financial Analysis Report 41 service points, clients and market share (1) It considers the grouping of branches / business units and in Bacen it considers the counting per active CNPJ (Corporate Taxpayer’s ID); (2) In Sept25, we have 41 points, 15 digital platforms and 26 business units; (3) Reference date: August 25; (4) Reference date: July 25; and N/A – Not available. \\ Structural Information - UnitsCustomer Service Points83,337 83,176 82,023 - Service Network4,744 5,226 6,347 Branches (1)2,059 2,168 2,355 Retail + Prime1,745 1,853 2,083 Companies & Business150 150 122 Corporate83 83 74 Digital Platform81 82 76 Service Centers 1,550 1,939 2,727 Electronic Service Centers 428 437 497 Business Units (1)707 682 768 Retail + Prime681 679 768 Principal26 3 - - Banco24Horas Network19,349 18,756 17,451 - Bradesco Expresso (Correspondent Banks)39,207 38,954 38,572 - Bradesco Financiamentos20,024 20,227 19,640 - Branches, Subsidiaries and Representation Office, Abroad13 13 13 ATMs38,160 38,232 40,218 - Onsite Network - Bradesco12,743 13,382 16,441 - Banco24Horas Network25,417 24,850 23,777 Employees - Total Consolidated81,657 82,147 84,018 Employees - Insurance Group8,150 8,116 7,963 Interns2,360 2,431 2,777 \\ Customers - In millionTotal Customers74.074.072.9 Account Holders37.938.138.5 Savings Accounts 59.063.064.8 \\ Market Share % - BACEN | main products and services in relation to the market\ BankDemand DepositsN/A6.08.4Savings DepositsN/A12.212.5Time DepositsN/A12.011.5Loans10.3 (3)10.310.2Loans - Private Institutions17.9 (3)17.817.7Loans - Vehicles Individuals (CDC + Leasing) 10.5 (3)10.410.6Payroll-Deductible Loans14.1 (3)14.114.3 Social Security Institute (INSS)15.2 (3)15.015.7 Private Sector8.0 (3)9.011.6 Public Sector14.1 (3)14.013.6Real Estate Financing10.9 (3)11.010.5\ ConsortiaReal Estate12.1 (3)12.1 12.6Auto22.7 (3)23.0 23.6Trucks, Tractors and Agricultural Implements16.2 (3)15.4 17.5\ International DivisionExport Market14.815.814.8Import Market10.18.47.6\ InsuranceInsurance Premiums, Pension Plan Contributions and Capitalization Bond Income23.1 (4)23.122.8Technical provisions for insurance, pension plans and capitalization bonds21.5 (4)21.521.6Pension Plan Investment Portfolios (including VGBL)21.8 (3)21.921.9\ Funds Investment Funds and Managed Portfolios16.616.216.5\ National Social Security Institute (INSS)Benefit Payment to Retirees and Pensioners26.026.427.7 \ Leasing Lending OperationsN/A35.630.3 Sept24June25Sept25 ‘ Bradesco | Economic and Financial Analysis Report 42 return to shareholders main ratios price / earnings ratio (1) Indicates the possible number of years (fiscal) in which the investor would recover the capital invested, based on the closing prices of common and preferred shares. (1) Recurring net income in 12 months. payout / dividends and interest on shareholders’ equity price / book value per share ratio Indicates how many times by which Bradesco’s market capitalization exceeds its shareholders’ equity. trading daily average volume (1) BBD “Preferred Shares” and BBDO “Common Shares” (as of March 2012); and (2) BBDC3 “Common Shares” and BBDC4 “Preferred Shares”. Recommendation of Market Analysts Preferred Shares – BBDC4 performance of preferred shares – BBDC4 (14 reports were analyzed in 3Q25) 9 5 - Buy Hold Sell Market capitalization 174.1 R$ billion In Sept25 performance of the Bradesco shares (1) (1) Adjusted for corporate events during the periods. 8.7 6.0 6.0 7.3 7.4 Sept24 Dec Mar25 June Sept 9,240 10,172 11,311 11,283 10,636 44% 52% 79% 62% 62% 12M21 12M22 12M23 12M24 9M25 Dividends/Interest on Shareholders' Equity - Gross Gross Payout - Accumulated in the Year R$ million 0.9 0.7 0.8 1.0 1.0 Sept24 Dec Mar25 June Sept 696 688 355 324 597 1,138 948 750 629 609 1,834 1,636 1,105 953 1,206 2021 2022 2023 2024 9M25 NYSE B3 R$ million In R$Book Value per Common and Preferred Share16.0315.8215.401.4 4.1 Last Trading Day Price – Common Shares15.2113.9211.709.3 30.1 Last Trading Day Price – Preferred Shares17.6716.1813.179.2 34.2 Sept25 x June25Sept25 x Sept24Variation %Sept25Sept24June25 historical BBDC4 Ibovespa Base 100 234 292 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Sept25 in 12 months BBDC4 Ibovespa Base 100 134 111 +21% Performance Bradesco vs.Ibovespa +34%Performance BBDC4 in 12 months Sept24 Dec24 Mar25 June25 Sept25 (1) (2) Bradesco | Economic and Financial Analysis Report 43 additional information IR – investors relations area Generating value means delivering financial income to our stakeholders based on resilience, robustness, and speed to fit our clients’ needs, underpinned by robust, transparent and fair governance. Our relationship with investors is built in a clear and objective manner, and through constant dialog with the market. Through the IR structure, we constantly report on the financial-economic performance of the Organization, as well as its governance structure, policies and practices. In order to increase stakeholders’ knowledge of the Bank, on the IR website it is also possible to find: • Company presentations; • Events calendar; • Regulatory forms; • Institutional videos with messages from the Organization’s Executives; and • Our strategic positioning and our operational management, among other information. ratings Long-termOutlookShort-termLong-termOutlookShort-termDomestic CurrencyBB+BDomestic Currency CounterpartyBaa3P-3Foreign CurrencyBB+BForeign Currency CounterpartyBaa3P-3National ScaleAAA(bra)StableF1+(bra)Deposits - Domestic CurrencyBa1-Foreign Currency DepositBa1-National ScaleAAA.brStableML A-1.brBradesco BankLong-termOutlookShort-termMoody'sDomestic CurrencyBBBLong-termOutlookShort-termForeign CurrencyBBBDeposits - Domestic CurrencyA3/Prime-2StableA3/Prime-2 National ScalebrAAAStablebrA-1+ Moody'sNegativeStableViability: bb+Government Support Rating: bb-S&P GlobalStableFitch Ratings In the third quarter of 2025 we carried out: 163 8 Meetings with institutional and non-institutional investors Events, including 3 international conferences, 4 national conferences and 1 non-deal road show Bradesco | Economic and Financial Analysis Report 44 additional information capital management The Organization exercises capital management, considering a prospective view, with periodic capital projections of at least three years, where it captures changes in the economic scenario and the expectations of organizational businesses. In addition, it has a Recovery Plan, which considers strategies to be adopted in extremely adverse scenarios, and a Capital Plan and Contingency Plan, which are part of the Internal Capital Adequacy Assessment Process (ICAAP Process). These processes involve both control and business areas, as directed by the Board of Executive Officers and the Board of Directors, and have a governance structure composed of Commissions and Committees, with the Board of Directors as the highest body. The Senior Management is provided with analyses and projections of the availability and need for capital, identifying threats and opportunities that affect sufficiency planning and seeking the optimization of capital levels, thus complying with the Central Bank of Brazil’s regulations on capital management activities, as well as the approved management limits. Additional information on the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, available on the Investor Relations website at bradescori.com.br. In R$ million\\ Calculation BasisRegulatory Capital169,228 162,761 151,190 Tier I142,578 136,588 127,211 Common Equity121,616 116,302 112,401 Shareholders' Equity169,590 167,312 162,931 Non-controlling/Other2,245 2,318 136 Initial Adoption 4,966 (CMN Resolution 5,199/24)2,242 2,242 - Prudential adjustments(52,461) (55,571) (50,666) Additional Capital20,962 20,286 14,810 Tier II26,650 26,173 23,979 \\ Risk-Weighted Assets (RWA)1,067,379 1,048,936 1,000,932 Credit Risk924,688 913,713 880,159 Market Risk27,934 22,100 27,549 Operational Risk114,757 113,123 93,225 \\ Total Ratio15.9%15.5%15.1%Tier I Capital13.4%13.0%12.7% Common Equity11.4%11.1%11.2% Additional Capital2.0%1.9%1.5%Tier II Capital2.5%2.5%2.4%Sept25Prudential ConglomerateBasel III June25Sept24 Bradesco | Economic and Financial Analysis Report 45 selected information (1) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits that occurred in the periods; (2) Accrued Recurring Net Income; (3) In the last 12 months; (4) ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Income of Affiliated Companies + Tax Expenses); and (5) Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period. In R$ million (unless otherwise stated)\\ Income Statement for the Period Recurring Net Income 6,205 6,067 5,864 5,402 5,225 Book Net Income 6,205 6,067 5,802 4,934 5,225 Operating Income 7,879 7,804 7,542 6,969 6,765 Net Interest Income 18,710 18,044 17,233 16,995 15,999 Client NII 18,611 17,756 16,771 16,153 15,635 Expanded Loan Loss Provisions (8,560) (8,142) (7,642) (7,460) (7,127) Client NII net of provisions 10,051 9,614 9,129 8,693 8,508 Fee and Commission Income 10,592 10,307 9,769 10,262 9,904 Operational Expenses (16,488) (15,898) (15,006) (16,418) (15,050) Income from Insurance, Pension Plans and Capitalization Bonds 5,706 5,650 5,303 5,531 5,048 \\ Statement of Financial Position Total Assets 2,256,529 2,196,957 2,114,665 2,127,922 2,077,359 Securities and Derivative Instruments 924,099 887,060 877,944 861,312 837,073 Expanded Loans Portfolio 1,034,238 1,018,426 1,005,122 981,692 943,891 - Individuals 451,568 442,446 432,851 414,080 396,837 - Companies 582,670 575,981 572,272 567,612 547,055 Allowance for Loan Losses (LLP) (57,200) (58,143) (57,787) (55,028) (55,072) Total Deposits 670,386 645,219 625,911 651,736 619,408 Shareholders' Equity 169,590 167,312 164,193 160,487 162,931 Assets under Management 3,422,343 3,291,110 3,191,564 3,208,827 3,138,408 \\ Performance Indicators (%) Recurring Net Income per Share (in 12 month) - R$ (1)2.23 2.13 2.01 1.85 1.61 Recurring Net Income per Share - R$ (1)0.59 0.57 0.55 0.51 0.49 Book Value per Common and Preferred Share - R$ (1)16.03 15.82 15.52 15.17 15.40 Dividends/Interest on Shareholders' Equity – Common Share (net of tax) (1)0.29 0.27 0.25 0.24 0.22 Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax) (1)0.32 0.30 0.27 0.26 0.24 Annualized Return on Average Equity (2)14.6 14.6 14.4 11.7 11.3 Annualized Return on Average Assets (2)1.1 1.1 1.1 0.9 0.9 Fixed Asset Ratio26.6 26.1 25.0 25.2 25.0 Net Dividends/Interest on Shareholders' Equity3,223 3,051 2,766 2,643 2,422 Liquidity Coverage Ratio (LCR)152.6 148.2 135.8 141.1 156.4 Net Stable Funding Ratio (NSFR)121.4 121.8 118.8 121.2 121.6 Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (3)81.1 80.8 79.8 78.6 77.5 Efficiency Ratio (ER) - (in 12 month) (4)50.7 51.2 51.8 52.2 52.2 Market Capitalization - R$ million (5)174,078 165,724 127,020 117,619 147,386 \\ Loan Portfolio Quality (%) Delinquency Ratio (Overdue > 90 days / Loan Portfolio) 4.1 4.1 4.1 4.0 4.2 Coverage Ratio (Provision for Expanded Portfolio / Expanded Exposure Past Due > 90 days) 168.9 177.8 183.1 187.9 173.2 Expanded Loan Portfolio classified in Stage 1 / Expanded Loan Portfolio 88.6 88.7 88.9 89.4 89.0 Expanded Loan Portfolio classified in Stage 2 / Expanded Loan Portfolio 3.9 3.5 3.3 3.1 3.1 Expanded Loan Portfolio classified in Stage 3 / Expanded Loan Portfolio 7.5 7.8 7.8 7.5 7.9 3Q252Q254Q241Q253Q24 Bradesco | Economic and Financial Analysis Report 46 consolidated balance sheet – Bradesco Below, we present the main data of the Bradesco Balance Sheet, managed in a consolidated manner. The changes in accounting policies resulting from the adoption of CMN Resolutions No. 4,966/21 and No. 4,975/21 were prospectively applied on the date of their initial adoption. \\ Assets\\ Cash and Cash Equivalents16,787 \\ Financial Assets at Fair Value through Profit or Loss543,928 Securities519,891 Derivative Financial Instruments24,037 \\ Financial Assets at Fair Value through Other Comprehensive Income97,112 Securities, Net of Provision for Expected Credit Loss Associated with Credit Risk 97,112 \\ Financial Assets at Amortized Cost1,405,948 Interbank Investments237,103 Compulsory deposits and other Deposits with the Brazilian Central Bank119,964 Securities, Net of Provision for Expected Credit Loss Associated with Credit Risk 283,059 Loans, Net of Provision for Expected Credit Loss Associated with Credit Risk 613,256 Leases, Net of Provision for Expected Credit Loss Associated with Credit Risk 7,194 Other Financial Assets145,372 \\ Non-Financial Assets Held for Sale1,449 \\ Investments in Subsidiaries, Associates and Joint Ventures5,951 \\ Property and Equipment, Net 8,651 \\ Intangible Assets and Goodwill, Net25,034 \\ Recoverable Taxes 14,288 \\ Deferred Taxes118,681 \\ Other Assets18,700 \\ Total Assets2,256,529 \\ Liabilities\\ Financial Liabilities at Amortized Cost1,529,587 Deposits from Financial Institutions442,895 Customer Deposits663,767 Debt Securities Issued316,272 Subordinated Debt51,962 Other Financial Liabilities54,690 \\ Financial Liabilities at Fair Value through Profit or Loss20,936 \\ Provision for Expected Loss3,136 Loan Commitments and Credit Lines to be Released1,863 Financial Guarantees1,273 \\ Technical Provisions for Insurance, Pension and Capitalization435,244 \\ Other Provisions35,283 \\ Current Taxes2,540 \\ Deferred Taxes6,207 \\ Other Liabilities49,749 \\ Total Liabilities2,082,682 \\ Equity\\ Equity Attributable to Controlling Shareholders169,590 \\ Non-Controlling Interests4,257 \\ Total Equity173,847 \\ Total Liabilities and Equity2,256,529 R$ millionSept25 Bradesco | Economic and Financial Analysis Report 47 consolidated balance sheet - insurance Below, we present the main data of the Insurance Group Balance Sheet, managed in a consolidated manner: minimum capital required – grupo bradesco seguros For companies regulated by SUSEP, CNSP Resolution No. 432/21 and subsequent amendments, it is established that corporations should have an Adjusted Shareholders’ Equity (ASE) equal to or higher than the Minimum Capital Required (MCR). MCR is equivalent to the highest value between the base capital (BC) and the Risk Capital (RC). For companies regulated by the ANS, Normative Resolution No. 569/22, and subsequent amendments, establishes that corporations should have adjusted shareholders’ equity (ASE) equal to or higher than the Regulatory Capital (RC). The RC is equivalent to the highest value between the base capital (BC) and the Risk-based Capital (RBC). The ASE is evaluated from an economic point of view, and should be calculated based on the shareholders’ equity or the accounting equity, considering the accounting adjustments and adjustments associated with the variation of economic values. The capital adjustment and management process is continuously monitored. It aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles. The Adjusted Shareholders’ Equity (ASE) in Sept25 was R$21.7 billion and the Minimum Capital Required (MCR) was R$13.5 billion. R$ million \\ Assets \\ Current and Long-Term Assets 482,972 469,686 436,677 2.8 10.6 Securities 458,422 445,974 416,049 2.8 10.2 Insurance Premiums Receivable 7,217 6,901 6,863 4.6 5.2 Other Assets 17,333 16,811 13,766 3.1 25.9 \\ Permanent Assets 13,900 13,730 12,223 1.2 13.7 \\ Total 496,872 483,416 448,900 2.8 10.7 \\ Liabilities \\ Current and Long-Term Liabilities 451,641 440,020 411,260 2.6 9.8 Technical Provisions for Insurance, Pension Plans and Capitalization Bonds 435,244 425,081 393,720 2.4 10.5 Tax, Civil and Labor Contingencies 3,134 3,017 2,435 3.9 28.7 Other obligations 13,262 11,923 15,105 11.2 (12.2) \\ Non-controlling Interest 740 723 735 2.3 0.7 \\ Shareholder's Equity 44,491 42,672 36,905 4.3 20.6 \\ Total 496,872 483,416 448,900 2.8 10.7 Sept25Sept24Variation % Sept25 x June25 Sept25 x Sept24 June25 Bradesco | Economic and Financial Analysis Report 48 analytical breakdown of income statement – managerial vs. recurring (1) For more information, please check note 36 – Balance Sheet and Managerial Statement of Income by Business Segment in the “Complete Financial Statements” chapter of this report; (2) It includes reclassifications in items from the statement of income that do not affect the Net Income but allow a better analysis of business items, including the hedge adjustment; contemplates the relocation, in the lines of Net Interest Income and Expanded Loan Loss Provisions, related to the effects of the sale operation of financial assets (credit concession); and (3) It refers to the Managerial Statement of Income(1) with the reclassifications between items, which do not affect the Net Income. BRGAAP vs. IFRS comparative The reconciliation of the Shareholders’ Equity and Net Income related to September 2025 is shown below: Main Adjustments Expected Loss on Financial Assets - With the implementation of CMN Resolution No. 4,966/21 in BACEN GAAP, some conceptual differences remained with IFRS9, such as: provision floor criteria for assets classified as problematic assets (Stage 3), carryover criteria and objective conditions for "Healing". Insurance Contracts - Comprises the adoption of Standard IFRS17 that came into force on January 1, 2023 and was not adopted by the Local Insurance Authority Regulator (Superintendence of Private Insurance - SUSEP); this normative brings new approaches in the measurement of insurance contracts differently from the approach previously applied in IFRS4. Goodwill on Business Combinations - For IFRS purposes, the assets and liabilities identified as originating from business combinations were adjusted by the differences of the accounting practices, as well as recognized at fair value, whereby the value of the goodwill is not amortized, but periodically tested for objective evidence of impairment. \\ Net Interest Income 22,650 (3,940) - 18,710 Expanded Loan Loss Provisions (9,365) 805 - (8,560) \\ NII Net of Provisions 13,285 (3,135) - 10,150 Income from Insurance, Pension Plans and Capitalization Bonds 3,597 2,109 - 5,706 Fee and Commission Income 10,564 28 - 10,592 Operating Expenses (17,538) 1,050 - (16,488) Personnel Expenses (7,126) -- (7,126) Other Administrative Expenses (5,773) (5) - (5,778) Other Operating Income / Expenses (4,639) 1,055 - (3,584) Tax Expenses (2,175) 11 - (2,164) Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries 83 -- 83 \\ Operating Income 7,816 63 - 7,879 Non-Operating Income (98) 82 - (16) Income Tax / Social Contribution and Non-controlling Interest (1,513) (145) - (1,658) \\ Net Income6,205 -- 6,205 Third Quarter of 2025Managerial Income Statement (1)Reclassifications (2)Non-Recurring EventsRecurring IncomeStatement (3) R$ million R$ millionSept259M259M24\\ BRGAAP169,590 18,074 14,152 Loan Loss Provisions721 (413) (609) Insurance Contracts1,623 (553) (595) Goodwill on Business Combination4,869 63 115 Other(1,168) 1 45 \\ IFRS175,635 17,172 13,108 \\ IFRS vs. BRGAAP Difference6,045 (902) (1,044) Net IncomeAttributed to the controlling shareholdersShareholder's Equity Independent Auditors Report 50 Independent Assurance Report - Limited Assurance To Board of Directors and Shareholders of Banco Bradesco S.A. Osasco – SP Independent Limited Assurance Report for Banco Bradesco S.A. on the process of compilation and presentation of the interim supplementary consolidated financial information included in the Economic and Financial Analysis Report We were engaged by Banco Bradesco S.A. ("Bradesco" and “Bank”) to prepare a report on the process of compilation and presentation of the interim supplementary consolidated financial information included in the Bradesco's Economic and Financial Analysis Report for the period of nine-month period ended September 30, 2025, in the form an of independent limited assurance conclusion if, based on our work performed and the evidence obtained, nothing has come to our attention that causes us to believe that Bradesco's assertion that the process of compilation and presentation interim supplementary consolidated financial information included in the Economic and Financial Analysis Report was not adequately presented, in all material respects, in accordance with the information referred to in the paragraph "Criteria for preparation of the interim supplementary consolidated financial information" attached to this report. Responsibilities of Bradesco´s Management Bradesco´s Management is responsible for the process of compilation and presentation of the interim supplementary consolidated financial information included in the Economic and Financial Analysis Report in accordance on the criteria for the preparation of the interim supplementary consolidated financial information described below, and for the other information contained in this report, and for such design, implementation and maintenance of relevant internal control that it determines is necessary to enable such information to be free from material misstatement, whether due to fraud or error. Our Responsibilities Our responsibility is to examine the process of compilation and presentation of the interim supplementary consolidated financial information included in the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of an independent limited assurance conclusion based on the evidence obtained. We conducted our work in accordance with NBC TO 3000 - Trabalho de Asseguração Diferente de Auditoria e Revisão and ISAE 3000, Assurance Engagements Other than Audits and Reviews of Historical Financial Information issue by the Federal Accounting Council and the International Auditing and Assurance Standards Board, respectively. Those standards require that we plan the engagement and perform the procedures to obtain a reasonable assurance about whether the process for compilation and presentation of the interim supplementary consolidated financial information included in the Economic and Financial Analysis Report is in accordance with the information referred to in the paragraph “Criteria for the preparation of the interim supplementary consolidated financial information”, in all material respects, as a basis for our limited assurance conclusion.KPMG Auditores Independentes Ltda. ("KPMG") applies the Brazilian Standard for Quality Management (NBC PA 01), which requires KPMG to plan, implement and operate a quality management system, including policies or procedures related to compliance with ethical requirements, professional standards and applicable legal and KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. 51 regulatory requirements. We comply with the independence and other ethical requirements of the Accountant's Code of Professional Ethics and Professional Standards (including the Independence Standards) based on the fundamental principles of integrity, objectivity, professional competence and care, confidentiality, and professional behavior. The procedures selected depend on our understanding, including the assessment of the risks of material misstatement regarding the process of compilation and presentation of interim supplementary consolidated financial information, whether due to fraud or error. The procedures performed in a limited assurance vary in terms of nature and timing, and their extent is less than that of a reasonable assurance. Therefore, the level of assurance obtained in a limited assurance engagement is significantly lower than the assurance that would have been obtained if a reasonable assurance had been performed. Our conclusion does not contemplate aspects related to any prospective information contained in the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations, and ambitions) and descriptive information that is subject to subjective assessment. Criteria for the preparation of interim supplementary consolidated financial information The interim supplementary consolidated financial information included in the Economic and Financial Analysis Report for the nine-month period ended September 30, 2025 was compiled by the Bradesco’s Management, based on the interim consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorizes to operate by the Central Bank of Brazil as of September 30, 2025 and on the criteria described in the Economic and Financial Analysis Report and in the explanatory note 36 of such interim consolidated financial statements, for the purpose of additional analysis, without, however, being part of the interim consolidated financial statements disclosed on that date. Conclusion Our conclusion has based on and limited to the matters described in this report. We believe that the evidence obtained is sufficient and appropriate to provide a basis for our conclusion. Based on our work performed and the evidence obtained, nothing has come to our attention that causes us to believe that Bradesco's assertion that the process of compilation and presentation of the interim supplemental consolidated financial information included in the Economic and Financial Analysis Report was not adequately prepared, in all material respects, in accordance with the information referred to in the paragraph "Criteria for the preparation of the interim supplementary consolidated financial information”. São Paulo, October 28, 2025. KPMG Auditores Independentes Ltda. CRC 2SP-014428/O-6 Original report in Portuguese signed by Cláudio Rogélio Sertório Accountant CRC 1SP212059/O-0 KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. Bradesco | Economic and Financial Analysis Report 52 (This page has been left blank purposefully). Financial Statements 3Q25 Management Report BRADESCO | Management Report | Consolidated Financial Statements 54 Dear Shareholders, We submit to you the Consolidated Financial Statements of Banco Bradesco S.A. for the first nine months of 2025. We follow all of the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil. Economic Comment The Brazilian economy showed mixed signals in the last quarter. On the one hand, there is already a slowdown in some sectors. On the other hand, the labor market remains heated, sustaining the dynamism of consumption. This accommodation is expected to intensify in the coming months, reflecting the Selic rate and the reduction of the fiscal momentum in the year. Our projections indicate that the GDP should grow 2.0% in 2025. The Central Bank of Brazil halted the rate hike cycle, after bringing the Selic rate to 15%. Although inflation expectations and the current inflation are still above expectation, there are signs of price decompression. We believe that inflation will continue to slow down in the coming months, favored by the accommodation of economic activity, the appreciation of the real against the dollar and the fall in cost inflation. This will allow the Central Bank of Brazil to start cutting the basic interest rate at the beginning of 2026. Uncertainties remain high on the international scene. The North-American economic policy represents the main vector of uncertainty for the performance of the global economy, also representing structural pressure on the dollar. This context is aggravated by the intensification of geopolitical disputes around the world. Highlights in the period In July 2025, Banco Bradesco S.A. (“Bradesco”) noticed to its shareholders and to the market in general the relevant fact that revised the Guidance for 2025, in compliance with Paragraph 4 of article 157 of Law No. 6,404/76 and CVM Resolution No. 44/21, increasing the projection of the Fee and Commission Income from “4% to 8%” to “5% to 9%” and the projection of the Income from Insurance, Pension Plans and Capitalization Operations from “6% to 10%” to “9% to 13%”. In September 2025, Bradesco disclosed to its shareholders and to the market in general that Atlântica Hospitais e Participações S.A. (an indirect subsidiary), firmed an Investment Agreement with the Rede D’Or São Luiz S.A. group (“Rede D’Or”) for the inclusion of Hospital Glória D’Or in the Atlântica D’Or hospital network, thus expanding the partnership signed with Rede D’Or, disclosed to the market on May 8 and November 1, 2024, retaining the existing corporate shareholding, with the 50.01% stake for Rede D’Or and 49.99% stake for Atlântica. It also informed that the expansion of the partnership is aligned with the strategy of Atlântica to invest in the health sector value chain through partnerships with players established in the operation of the hospitals. Finally, in September 2025, Bradesco approved, at a meeting of the Board of Directors, the proposal of the Board of Executive Officers to pay interest on intermediate equity, in the total amount of R$3,000,000,000.00, i.e. R$0.270146729 per common share and R$0.297161402 per preferred share, whose payment will be made by April 30, 2026. BRADESCO | Management Report | Consolidated Financial Statements 55 INTEREST ON SHAREHOLDERS’ EQUITY R$10.6 bi (gross) | Payout 61.9% (gross) highlighted information 9M25 TOTAL DEPOSITS (Sept25 vs. Sept24) R$667.1 bi (+8.2%) R$18.1 bi R$169.6 bi ROAE EARNINGS PER SHARE BOOK VALUE PER SHARE BOOK NET INCOME R$1.62 common R$1.79 preferred R$16.03 14.6% SHAREHOLDERS’ EQUITY (1) MARKET VALUE TIER I CAPITAL R$174.1 bi 13.4% SECURITIES (3)(4) Sept25 R$834.7 bi FVPL: R$454.6 bi FVOCI: R$97.2 bi Amortized Cost: R$282.9 bi EXPANDED LOAN PORTFOLIO (Sept25 vs. Sept24) R$1,034.2 bi (+9.6%) INDIVIDUALS: R$451.6 bi (+13.8%) COMPANIES: R$582.7 bi (+6.5%) ALLOWANCE FOR EXPANDED LOANS (2) (Sept25 vs. Sept24) R$57.2 bi (+3.9%) +27.7% y/y +3.3 p.p. y/y +0.7 p.p. y/y +4.1% y/y (1) Equity attributable to shareholders of the parent; (2) As of 2025, balances are presented under the expected credit loss model, in compliance with CMN Resolution No. 4,966/21; (3) With the adoption of CMN Resolution No. 4,966, financial instruments are now classified and measured based on business models aligned with the Organization’s management strategy. Due to this change, comparative information for prior periods is not being presented; e (4) Net of provision for expected losses associated with credit risk. TECHINICAL PROVISIONS (Sept25 vs. Sept24) R$435.2 bi (+10.5%) Life and Pension Plans: R$394.6 bi (+10.7%) Insurance: R$30.5 bi (+9.8%) Capitalization Bonds: R$10.1 bi (+6.6%) BRADESCO | Management Report | Consolidated Financial Statements 56 Technology and innovation Bradesco’s digital transformation continues at an accelerated pace, consolidating technology as a strategic pillar to generate value for clients and the business. Guided by the Customer-centricity pillars, AI First, Business Acceleration and Efficiency, we continue to develop customized, secure and efficient digital solutions, anticipating data and behavior-based needs. The Bridge platform, which democratizes the use of generative AI for developers and business areas, continues to expand use cases with simplified integration and scalability, re-leveraging already built services. This evolution allows innovative solutions to reach the market faster, reinforcing our positioning in artificial intelligence. We are going beyond the AI First concept, we want to be technologically AI Ready and advance in the ambition to become an AI Powered bank, with practical applications that increase productivity, hyper-personalization of experiences, with robust governance, security, risk monitoring and client engagement. Artificial intelligence has also been consolidated as a driver of productivity and experience. BIA Clientes with Generative AI is already available for 100% of the clients, with 87% resolution in the chat and integration in journeys like Pix Inteligente (Smart Pix) on WhatsApp. BIA Corporativa supports 100% of employees, with more than 2 million interactions supporting the search for content and responses. BIA Tech drives the development cycle with 64% more efficiency in writing stories, +80 thousand stories evaluated with GenAI, thousands of automatic code reviews per month and 85% reduction in test creation time, ensuring quality and speed in solution delivery. In digital channels for the Individual, we continue to evolve to provide more convenience and security. The Bradesco App has gained a centralized menu for overdraft management, allowing quick and intuitive adjustments in one place. To simplify the lives of clients, we launched the new payment slip search engine – DDA, which sends notifications whenever a financial commitment is issued. On the other hand, the contracting of the Private Payroll-Deductible Loans began to operate 24/7 through the App, reinforcing our commitment to the convenience, agility and digitalization of the journey. In security, we implemented the PIN replacement with facial biometrics in the creation and change of passwords, making the journey more fluid without neglecting protection. Another novelty is the smart alert against scams during phone calls. My Account, our international account, has gained two important features: receipt of dollar transfers and a panel of currencies that displays balances in different currencies with automatic conversion, ideal for those who carry out international operations or for travel. In the investment segment, we expanded the schedules for applications and redemptions of CDBs DI (Bank Certificate of Deposit – Interbank Deposit rate) and Automatic Funds Transfer offering more autonomy and flexibility, including on weekends and holidays. The Objectives functionality in the App stimulates financial planning, allowing custom simulations and targeted applications. In cards, we provide integration with Apple Pay for the Visa and Amex brands even before physical receipt, ensuring convenience and integration with digital payment methods, and have expanded virtual credit card generation for all brands. For Companies, the new Enterprise and Business platform (Empresas e Negócios), developed in cloud, offers services focused on the financial management of small businesses, with integration with BIA for intelligent customer service. We delivered full journeys for payments, schedules, overdraft changes, proof sharing and direct debit, all accessible and monitored. We also evolved Corporate credit with Pronampe and Procred, contracted for MEI (Individual Microentrepreneur) via Android and white label digital solutions for consortia. The activation and recovery journey of the M-Token gained autonomy in the App, eliminating face-to-face steps, and BIA started sending proactive alerts against fraud in payment slips and TEDs, preventing scams and ensuring more security. The quarter was also marked by the advancement of the Agile@Scale model, with the launch of eight new squads co-managed between technology and business, oriented to client journeys. This structure strengthens integration, increases team autonomy and accelerates the delivery of digital solutions. Since the beginning of the Change movement, we have achieved a reduction of almost 40% in the lead time and a 37% improvement in productivity, showing robust efficiency gains. BRADESCO | Management Report | Consolidated Financial Statements 57 Products and services for the public sector Exclusive structures serve the Public Sector throughout the country with Business Managers trained to offer products, services and solutions with quality and security to the Executive, Legislative and Judicial branches, federal, state and municipal authorities, as well as municipalities, public foundations, state-owned and mixed capital companies and the Armed and Auxiliary Forces. Every month, more than 10.9 million retirees and pensioners of the INSS receive their benefits at Bradesco, making it the highest payer among all the banks in the country. We have nine Specialized Structures to assist governments, state capitals, courts, chambers, public prosecutor’s offices, public defender’s offices, and the Brazilian municipalities with the highest GDP. We also have 30 Retail Structures serving other municipalities and bodies. Find out more on bradescopoderpublico.com.br. People, Culture & Performance Human Capital is one of the strategic pillars of the Organization, as an important foundation for conducting business. Our Human Capital Management model is based on respect, transparency and continuous investment in employee development. We keep our teams motivated through career growth opportunities, recognitions, training, remuneration and differentiated benefits, as well as valuing diversity and the balance between professional and personal life. Much more than policies and practices, we consolidate a culture of respect disseminated by the awareness of the value of people, their identities and competences. At the end of the period, the Organization had 81,657 employees, 70,152 of Banco Bradesco and 11,505 of Affiliated and foreign companies. For more information on People, Culture & Performance, visit the Human Capital Report, available on bradescori.com.br. Sustainability for Bradesco Sustainability is one of our strategic drivers, also expressed in our Statement of Purpose. We believe that governance, management and engagement in environmental, social and governance (ESG) aspects are fundamental to sustainable growth and the generating long-term value for all our stakeholders. Our Sustainability Strategy is aligned with the Sustainable Development Goals (ONU), and it is based on ESG management and transparency. As a relevant part of our strategic agenda, we assumed the commitment of allocating R$350 billion to sectors and activities with socio-environmental benefits by the end of the year. In September 2025, we reached 100% of this goal. We remain committed to the generation of sustainable business and support to our clients in the transition to a greener, resilient and inclusive economy. Our performance in sustainability has been recognized in the main national and international indexes and ratings, such as the Dow Jones Sustainability Index of the New York Stock Exchange and the Corporate Sustainability Index (ISE) of B3. These indexes reflect our management and performance in long-term economic, environmental and social criteria. To keep up with our initiatives, visit bradescori.com.br / bradescosustentabilidade.com.br. BRADESCO | Management Report | Consolidated Financial Statements 58 Corporate Governance Bradesco observes and encourages good corporate governance practices, based mainly on legal and market demands, in order to ensure the interests of shareholders and other stakeholders. Our structure is well defined, enabling the guarantee and viability of adopting best practices. Thus, we make every effort to always be in compliance with such standards, seeking to generate sustainable value for our Organization. The Shareholders’ Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent members. The body is responsible for establishing, supervising and monitoring the Banco Bradesco’s corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business action plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company’s Bylaws, are not cumulative. Assisted by a Governance Department, the Board of Directors ordinarily meets twelve times a year, and extraordinarily, when the interests of the company so require. We also have Global Internal Audit, which is reports to the Board of Directors, in addition to seven committees, which also report to them. Of these, two are the statutory ones, which are the Audit and Remuneration Committees; and five are non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, Nomination & Succession, and Strategy Committees. Banco Bradesco’s Board is the body responsible for representing the Organization, and the Board of Executive Officers is responsible for coordinating the execution of the strategy approved by the Board of Directors. It holds regular meetings every fortnight and special meetings whenever necessary, deliberating all subjects and matters essential to the fulfillment of our objectives and attributions. Executive Committees assist in the activities of the Board of Executive Officers, all regulated by their own bylaws. In the role of Supervisory Body for the acts of the managers, and with permanent performance, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members, two of them are elected by minority shareholders and their respective alternates. Our Organization is listed in Level 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to our commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (bradescori.com.br – Corporate Governance section). Internal Audit It is the responsibility of the Global Internal Audit Department, which is subordinate and reports functionally, administrative and operationally to the Board of Directors of Banco Bradesco S.A., to consider, in the scope of its examinations/analyses, the effectiveness of corporate governance and risk management and controls; the reliability, effectiveness and integrity of management and operational information systems and processes; compliance with the legal, infralegal, regulatory framework, internal rules and codes of conduct applicable to members of the staff of the Organization; and the safeguarding of assets against their strategic goals and objectives. The work is based on adherence to the mandatory elements of the International Standards for Auditing Practice (IPPF - International Professional Practices Framework) of The Institute of Internal Auditors (IIA), the Code of Sector Ethics of the Internal Auditors of the Bradesco Organization and the internal guidelines defined by the Internal Audit within the scope of the Bradesco Organization and, where applicable, of third parties/suppliers. BRADESCO | Management Report | Consolidated Financial Statements 59 Policy for distribution of dividends and interest on shareholders’ equity As minimum mandatory dividends, shareholders are entitled to 30% of the net income after legal deductions, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares. Bradesco’s Shares, with high level of liquidity (BBDC4), accounted for 4.1% of Ibovespa. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index. Bradesco’s securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), and the Brazil Indexes (IBrX50 and IBr100). Bradesco’s presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, socio-environmental ethics and responsibility. Corporate Risk Management Corporate risk management occurs in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methodologies, models and measurement and control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risk Committee and the Board of Directors. The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts. According to the list of risks, the relevant risks for the Organization are: Solvency and Profitability, Liquidity, Credit, Market, Operational, Compliance, Cybersecurity, Strategy, Social, Environmental, Climate, Model, Contagion, Reputation and Subscription. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by technological innovation in financial services. Independent Evaluation of Models Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques. We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts. When it comes to simplifications of reality, models are subject to risks, which can lead to adverse consequences due to decisions based on incorrect or obsolete estimates or even inappropriate use. In order to identify and mitigate these risks, the Independent Model Validation Area (AVIM), with subordination to the Chief Financial Officer (CFO), it monitors the limitations and weaknesses of the models and respective action plans. Creates reports for the respective managers, the Internal Audit, and the Commission Models and Risk Committees. Concurrently, plays an active role in strengthening model usage by fostering a modeling culture and promoting the dissemination of best practices across the organization. BRADESCO | Management Report | Consolidated Financial Statements 60 Compliance, Integrity, Ethics and Competition Seen as foundations of our values and drivers of daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to suppliers, services providers, business partners and correspondents in Brazil, and subsidiaries, elucidating the high standards of compliance, integrity, conduct and ethical principles that we have. These principles are supported by policies, internal standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or indications of illegal activities, aimed at the adoption of appropriate measures. The control methodologies and procedures are objects of evaluation and constant improvement, in accordance with current and applicable laws and regulations, as well as with the best market practices and the support of the Organization’s Board of Directors. Independent Audit In compliance with the CVM Resolution No. 162/22 the Bradesco Organization has an Independent Audit Hiring Policy with guidelines in line with the applicable laws and regulations. The Bradesco Organization hired services from KPMG Auditores Independentes Limited not related to the Financial Statements Consolidated Audit. These non-audit services do not constitute a conflict of interest or loss of independence in the execution of the audit work of the financial statements in accordance with the auditor's independence policies. Information related to the audit fees is made available annually in our Reference Form. Social Investments FUNDAÇÃO BRADESCO Founded in 1956, Fundação Bradesco is the largest private social investment project in the country. Since it was established, it has invested in education as the cornerstone of the comprehensive development of children and young people throughout the country by promoting free education and standards of excellence on a wide range of levels. All 40 school units are proprietary and are distributed in the 26 Brazilian states and the Federal District. They have primarily been set up in regions where there is severe socioeconomic vulnerability, helping to develop the region through the transformational impact on the lives of students and the communities around them, thereby shifting the educational reality of the entire country. Fundação Bradesco supports each of its Basic Education students for approximately 13 years, equipping them with all the items needed to ensure equal learning in all regions of Brazil. These investments will enable: R$1.2 billion are allocated for Activity Expenses. SCHOOL NETWORK Over 42,000 students will benefit primarily in Basic Education – Early Childhood Education to High School and Technical Professional Education throughout Brazil. VIRTUAL SCHOOL Around 1,8 million users are expected to complete at least one of the free crash courses available on the portal. R$337 million are for investments in infrastructure and Educational Technology. R$ 1.5 billion Investment Forecast for 2025 These investments will enable: BRADESCO | Management Report | Consolidated Financial Statements 61 Recognitions 3Q25 • Grupo Bradesco Seguros was recognized as the largest insurance company in Latin America in the 2024 Latin American Insurance Group Ranking, prepared by Mapfre Economics, an area of the Fundación Mapfre dedicated to research and analysis on insurance, finance and macroeconomics. • Bradesco BBI won the Euromoney Awards for Excellence as the Best Investment Bank in Brazil in 2025. The global award highlights and values the role of major financial institutions in their areas. • For the third consecutive year, VEJA São Paulo recognized the Bradesco Theater with the Best Loved Theater of São Paulo award. Acknowledgements The results presented in the third quarter confirm that the Bradesco Organization’s strategy is aligned with the challenges and transformations of the current market. Every accomplishment achieved is the result of the dedication of our employees and the trust of our shareholders and clients. It is this solid partnership that drives us to move forward, with responsibility, innovation and commitment to excellence. Thank you all. Cidade de Deus, October 28, 2025 Board of Directors and Board of Executive Officers BRADESCO | Consolidated Financial Statements 62 Consolidated Financial Statements | Statements of Financial Position R$ thousands Note On September 30, 2025 Assets Cash and due from banks 5 16,859,773 Financial assets at fair value through profit or loss 477,450,906 - Securities 6a 454,594,339 - Derivative financial instruments 7b 22,856,567 Financial assets at fair value through other comprehensive income 8 97,181,277 - Securities, net of expected losses associated with credit risk 8a 97,181,277 Financial assets at amortized cost 1,393,357,685 - Securities, net of expected losses associated with credit risk 9 282,881,723 - Interbank investments 10 237,139,862 - Compulsory and other deposits with the Brazilian Central Bank 11 119,708,504 - Loans net of losses associated with credit risk 12 599,151,255 - Leases net of expected credit losses associated with credit risk 12 7,188,880 - Other financial assets 13 147,287,461 Non-financial assets held for sale 17a 1,590,292 Investments in affiliates and jointly controlled entities 14 12,718,643 Investments in affiliates and jointly controlled entities 15 8,253,704 Intangible assets and goodwill, net of amortization 16 19,224,265 Current income and other tax assets 13,090,605 Deferred income tax assets 35c 117,451,182 Other assets 17 16,117,348 Total assets 2,173,295,680 Liabilities Financial liabilities at amortized cost 1,459,317,290 - Deposits from banks 18 387,655,291 - Deposits from customers 19 660,629,421 - Securities issued 20 297,331,225 - Subordinated debts 21 51,962,425 - Other financial liabilities 22 61,738,928 Financial liabilities at fair value through profit or loss 6b and 7b 21,673,914 Expected credit losses 38b 3,135,240 - Loan commitments and credits to be released 1,861,977 - Financial guarantees 1,273,263 Technical provisions for insurance, pension plans and capitalization bonds 23 435,244,311 Other provisions 23b 34,361,671 Current income tax liabilities 1,955,172 Deferred tax liabilities 35e 6,128,757 Other liabilities 25 41,118,142 Total liabilities 2,002,934,497 Shareholders’ equity Capital 87,100,000 Treasury shares 26d (168,625) Capital reserves 11,441 Profit reserves 26b 91,767,450 Other comprehensive income (5,805,176) Accumulated profits/losses (3,315,194) Equity attributable to shareholders of the parent 169,589,896 Non-controlling shareholders’ 27 771,287 Total shareholders’ equity 170,361,183 Total shareholders’ equity and liabilities 2,173,295,680 The accompanying Notes are an integral part of these Consolidated Financial Statements. BRADESCO | Consolidated Financial Statements 63 Consolidated Financial Statements | Income Statements Note R$ thousands For the ninemonth period ended September 30, 2025 Revenue from financial intermediation 168,409,952 - Loans and leases 90,990,190 - Net gain or (loss) with securities and interbank investments 7f III 60,258,054 - Net gain or (loss) from derivative financial instruments 7e 2,500,540 - Financial income from insurance, pension plans and capitalization bonds 4,432,925 - Result of foreign currency operations (641,875) - Compulsory deposits with the Brazilian Central Bank 11b 8,703,936 - Gain or (loss) on sale or transfer of financial assets 2,166,182 Expenses from financial intermediation (102,814,762) - Retail and professional market funding 18e (97,474,759) - Borrowing and on-lending 18d (5,340,003) Net revenue from financial intermediation 65,595,190 Expected Losses on Financial Assets 12 (26,036,232) -Expected loss from loans and finance lease (25,683,001) - Expected loss on other financial assets (353,231) Gross Income from Financial Intermediation Net of Expected Losses 39,558,958 Other operating income/(expenses) (22,520,801) - Fee and commission income 28 23,023,199 - Other income from insurance, pension plans and capitalization bonds 23a III 10,552,329 - Personnel expenses 29 (19,570,286) - Administrative Expenses 30 (16,444,771) - Tax expenses 31 (6,098,570) - Share of profit (loss) of associates and jointly controlled entities 14a 1,335,724 - Other operating income 32 8,491,120 - Other operating expenses 33 (16,703,683) Tax, Civil and Labor Provisions and Others 24 (7,105,863) Operating profit 17,038,157 Non-operating income/(expense) 34 (178,732) Income before income tax and non-controlling interests 16,859,425 - Income tax benefit / (expense) 35 1,424,812 - Non-controlling shareholders (210,728) Net income 18,073,509 Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share): – Earnings per common share 26e i 1.62 – Earnings per preferred share 26e i 1.79 The accompanying Notes are an integral part of these Consolidated Financial Statements. BRADESCO | Consolidated Financial Statements 64 Consolidated Financial Statements | Statement of Comprehensive Income R$ thousands For the nine-month period ended September 30, 2025 Net income for the period 18,073,509 Non-controlling shareholders’ 210,728 Net income attributable to shareholders of the parent and non-controlling interest 18,284,237 Items that may be subsequently reclassified to the income statement 684,081 Financial assets at fair value through other comprehensive income 860,924 Bradesco and subsidiaries 1,693,508 Associates and jointly controlled entities (235,767) Tax effect (596,817) Hedge Operations 111,450 Cash flow hedge (345,635) Hedge of investment abroad 575,413 Tax effect (118,328) Foreign exchange differences on translations of foreign operations (288,293) Items that cannot be reclassified to the income statement (691) Remeasurement of defined benefit liability (asset) (691) Total other comprehensive income 683,390 Total comprehensive income 18,967,627 Attributable to shareholders: Shareholders of the parent 18,756,899 Non-controlling interests 210,728 The accompanying Notes are an integral part of these Consolidated Financial Statements. BRADESCO | Consolidated Financial Statements 65 Consolidated Financial Statements | Statement of Changes in Shareholders´Equity R$ thousands Capital Capital reserves Profit reserves Other comprehensive income Treasury shares Accumulated profits/losses Equity attributable to shareholders of the parent Equity attributable to noncontrolling shareholders Total Share premium Legal Statutory Balance on December 31, 2024 87,100,000 11,441 14,294,978 70,658,011 (11,008,993) (568,728) - 160,486,709 794,924 161,281,633 Adoption of Resolutions 4.966/21 and 4.975/21 - - - - 4,520,427 - (3,315,194) 1,205,233 - 1,205,233 Balance as of January 1, 2025 87,100,000 11,441 14,294,978 70,658,011 (6,488,566) (568,728) (3,315,194) 161,691,942 794,924 162,486,866 Cancellation of treasury shares - - - (622,724) - 622,724 - - - - Acquisition of treasury shares - - - - - (222,621) - (222,621) - (222,621) Capital increase/decrease with reserves - - - - - - - - (234,365) (234,365) Asset valuation adjustments (1) - - - - 683,390 - - 683,390 - 683,390 Net income - - - - - - 18,073,509 18,073,509 210,728 18,284,237 Allocations: - - - Reserves - - 903,675 6,533,510 - - (7,437,185) - - - - Interest on Shareholders’ Equity paid and/or provisioned - - - - - - (10,636,324) (10,636,324) - (10,636,324) Balance on September 30, 2025 87,100,000 11,441 15,198,653 76,568,797 (5,805,176) (168,625) (3,315,194) 169,589,896 771,287 170,361,183 (1) Includes the effects of foreign exchange variation related to the translation of foreign operations. The accompanying Notes are an integral part of these Consolidated Financial Statements. BRADESCO | Consolidated Financial Statements 66 Consolidated Financial Statements | Statements of Cash Flow R$ thousands For the nine-month period ended September 30, 2025 Cash flows from operating activities: Income before income taxes and non-controlling interests 16,859,425 Adjustments for: 82,135,153 - Expected credit loss associated with credit risk 26,036,232 - Expenses with interest and inflation indexation of technical provisions for insurance, pension plans and capitalization bonds 45,558,962 - Constitution/reversion and inflation indexation of Civil, Labor and Tax Provisions 7,952,885 – Depreciation and amortization 5,714,854 - Share of profit (loss) of associates and jointly controlled entities (1,335,724) - (Gain)/loss on sale of non-financial assets held for sale (143,140) - Gains/(losses) on the sales of Premises and equipment 117,796 - (Gain)/loss on disposal of investments (51,709) - Foreign exchange variation of assets and liabilities overseas and Other (1,915,718) - Effect of changes in foreign exchange rates on cash and cash equivalents 200,715 (Increase)/Decrease in assets (146,171,201) - Compulsory deposits with the Brazilian Central Bank 1,077,875 - Interbank investments (14,335,877) - Loans and leases (73,765,963) - Financial assets at fair value through profit or loss (97,032,739) - Deferred income tax liabilities 313,499 - Other financial assets 38,334,360 - Other assets (762,356) (Increase)/Decrease in liabilities 12,012,656 - Deposits and other financial liabilities 25,327,835 - Deferred income tax liabilities (4,752,024) - Other provisions (18,818,920) - Other liabilities 16,238,895 Income tax and social contribution paid (5,983,130) Net cash provided by/(used in) operating activities (35,163,967) Cash flows from investing activities: Acquisition of financial assets at fair value through other comprehensive income (63,446,171) Disposal, maturities, and interest of financial assets at fair value through other comprehensive income 102,173,130 Maturities and interest on financial assets at amortized cost 112,884,111 Acquisition of financial assets at amortized cost (81,654,887) Proceeds from sale of non-financial assets held for sale 730,435 Investment acquisitions (2,728,230) Disposal of investments 16,711 Dividends and interest on shareholders' equity received 282,987 Purchase of premises and equipment (3,520,108) Proceeds from sale of premises and equipment 670,849 Intangible asset acquisitions (4,040,830) Net cash provided by/(used in) investing activities 61,367,997 Cash flows from financing activities: Funds from securities issued 106,148,486 Settlement and interest payments of securities issued (91,961,645) Settlement and interest payments of subordinated debts (11,831,400) Lease payments (1,135,546) Non-controlling shareholders (234,365) nterest on Shareholders’ Equity/Dividends paid (9,164,054) Acquisition of treasury shares (222,621) Net cash provided by/(used in) financing activities (8,401,145) Net increase/(decrease) in cash and cash equivalents 17,802,885 Cash and cash equivalents - at the beginning of the period 208,023,801 Effect of changes in foreign exchange rates on cash and cash equivalents (200,715) Cash and cash equivalents - at the end of the period 225,625,971 Net increase/(decrease) in cash and cash equivalents 17,802,885 The accompanying Notes are an integral part of these Consolidated Financial Statements. BRADESCO | Consolidated Financial Statements 67 Consolidated Financial Statements | Statements of Added Value Description R$ thousands Nine-month period ended September 30 2025% 1 – Revenue 162,107,176 380.5 1.1) Financial intermediation 168,409,952 395.3 1.2) Fees and commissions 23,023,199 54.0 1.3) Expected credit loss associated with credit risk (26,036,232) (61.1) 1.4) Other (3,289,743) (7.7) 2 – Financial intermediation expenses (102,814,762) (241.3) 3 – Inputs acquired from third parties (12,309,862) (28.9) Outsourced services (3,827,187) (9.0) Data processing (2,044,428) (4.8) Communication (500,664) (1.2) Asset maintenance (979,610) (2.3) Financial system services (1,156,062) (2.7) Advertising and marketing (911,335) (2.1) Security and surveillance (352,928) (0.8) Transport (463,430) (1.1) Material, water, electricity and gas (302,110) (0.7) Travel (142,576) (0.3) Other (1,629,532) (3.8) 4 – Gross added value (1-2-3) 46,982,552 110.3 5 – Depreciation and amortization (5,714,854) (13.4) 6 – Net added value produced by the entity (4-5) 41,267,698 96.9 7 – Added value received through transfer 1,335,724 3.1 Share of profit (loss) of associates and jointly controlled companies 1,335,724 3.1 8 – Added value to distribute (6+7) 42,603,422 100.0 9 - Added Value Distributed 42,603,422 100.0 9.1) Personnel 16,963,750 39.8 Salaries 10,358,705 24.3 Benefits 4,044,006 9.5 Government Severance Indemnity Fund for Employees (FGTS) 867,811 2.0 Other 1,693,228 4.0 9.2) Tax, fees and contributions 7,280,294 17.1 Federal 6,332,625 14.9 State 2,873 - Municipal 944,796 2.2 9.3) Remuneration for providers of capital 75,141 0.2 Rental 75,141 0.2 9.4) Added Value distributed to shareholders 18,284,237 42.9 Interest on equity 10,636,324 25.0 Retained earnings 7,437,185 17.5 Non-controlling interests in subsidiaries 210,728 0.5 The accompanying Notes are an integral part of these Consolidated Financial Statements. BRADESCO | Consolidated Financial Statements 68 Consolidated Financial Statements | Index of Notes The accompanying Notes are an integral part of these Consolidated Financial Statements and are distributed as follows: Page 1) GENERAL INFORMATION 69 2) MATERIAL ACCOUNTING POLICIES 69 3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS 82 4) USE OF SIGNIFICANT ACCOUNTING ESTIMATIVES AND JUDGMENTS 84 5) CASH AND CASH EQUIVALENTS 85 6) FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS 86 7) DERIVATIVE FINANCIAL INSTRUMENTS 87 8) FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME 96 9) BONDS AND SECURITIES AT AMORTIZED COST 98 10) INTERBANK INVESTMENTS 99 11) COMPULSORY AND OTHER DEPOSITS WITH THE BRAZILIAN CENTRAL BANK 100 12) LOANS AND OTHER CREDIT EXPOSURES 100 13) OTHER FINANCIAL ASSETS 108 14) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES 109 15) PREMISES AND EQUIPMENT 110 16) INTANGIBLE ASSETS 111 17) OTHER ASSETS 112 18) DEPOSITS FROM BANKS 113 19) DEPOSITS FROM CUSTOMERS 115 20) SECURITIES ISSUED 115 21) SUBORDINATED DEBT 116 22) OTHER FINANCIAL LIABILITIES 117 23) PROVISIONS 118 24) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY 120 25) OTHER LIABILITIES 124 26) SHAREHOLDERS’ EQUITY 124 27) NON-CONTROLLING INTERESTS IN SUBSIDIARIES 126 28) FEE AND COMMISSION INCOME 126 29) PAYROLL AND RELATED BENEFITS 127 30) OTHER ADMINISTRATIVE EXPENSES 127 31) TAX EXPENSES 127 32) OTHER OPERATING INCOME 127 33) OTHER OPERANTING EXPENSES 128 34) NON-OPERATING INCOME (LOSS) 128 35) INCOME TAXES 128 36) STATEMENTS OF FINANCIAL POSITION AND INCOME BY OPERATING SEGMENT 131 37) RELATED-PARTY TRANSACTIONS 135 38) RISK AND CAPITAL MANAGEMENT 137 39) OTHER INFORMATION 149 BRADESCO | Consolidated Financial Statements 69 Consolidated Financial Statements | Notes to the Consolidated Financial Statements 1) GENERAL INFORMATION Banco Bradesco S.A. (“Bradesco”, the “Bank”, the “Company” or, together with its subsidiaries, the “Group” or the "Organization) is a private-sector publicly traded company and universal bank, its headquarters is located in Cidade de Deus, s/n, in the city of Osasco, State of São Paulo, Brazil. Bradesco, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. Bradesco is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, asset management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco group (Organization), working together in an integrated manner in the market. 2) MATERIAL ACCOUNTING POLICIES Bradesco's consolidated financial statements comprise the financial statements of Bradesco, its subsidiaries, branches abroad and the investment funds that it controls, as established by Technical Pronouncement CPC 36 (R3) – Consolidated Financial Statements. For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenues, expenses and unrealized profits were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on acquisitions of investments in associates and jointly controlled entities is presented in investments (Note 14) and goodwill on acquisitions of subsidiaries is presented in intangible assets (Note 16a). These consolidated financial statements and selected accompanying notes were prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen). Including Resolution No. 4,818/20 of the National Monetary Council (CMN) and Resolution BCB No 2/20 of Bacen, and the guidelines emanating from Laws No 4,595/64 (National Financial System Law) and No 6,404/76 (Corporation Law), with the respective amendments introduced by Laws No 11,638/07 and no 11,941/09. The rules of the Securities Commission (CVM), the National Private Insurance Council (CNSP), the Superintendency of Private Insurance (Susep) and the National Supplementary Health Agency (ANS), were applied, where applicable, and when not in conflict with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Bacen. The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, under which leased assets are not recognized and the lease receivables are recognized at present value in the Leases line item in the statement of financial position. Pursuant to the option provided for in article 77 of CMN Resolution No. 4,966/21, these consolidated financial statements were prepared in addition to Bradesco's consolidated financial statements prepared in accordance with IFRS, which are being issued separately on the same date, accompanied by an independent auditors' report. BRADESCO | Consolidated Financial Statements 70 Consolidated Financial Statements | Notes to the Consolidated Financial Statements Management declares that all relevant financial information required to be presented in these consolidated financial statements, is being disclosed, and corresponds to the information used by it in the management of the Organization. The changes in accounting policies resulting from the adoption of CMN Resolutions No. 4,966/21 and 4,975/21 were applied prospectively on the date of their initial adoption. The Organization opted for the exemption provided by the Standard not to restate comparative information from previous periods, resulting from changes in the classification and measurement of financial instruments (including expected credit losses), in the consolidated interim financial statements for the periods of the year 2025. The effects resulting from the application of the accounting criteria established by CMN Resolution No. 4,966/21 were recorded against the accumulated profit or loss account at the net value of tax effects, and unrealized gains and losses recorded in Equity in the Other Comprehensive Income (OCI) account were adjusted against the asset value on January 1, 2025. Bradesco and its conglomerate companies opted to use the provision of paragraph 5 of CMN Resolution No. 4,975/21, so that inventory balances related to operations prior to January 1, 2025, will be treated as if the standard had been applied since 2019 (the date on which the respective lease operations standard was adopted for IFRS financial statements). The consolidated financial statements include estimates and assumptions, that are reviewed at least once a year: the calculation of expected on financial instruments; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Certain figures included in these consolidated financial statements have been subject to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them. Bradesco’s consolidated financial statements were approved by the Board of Directors on October 28, 2025. BRADESCO | Consolidated Financial Statements 71 Consolidated Financial Statements | Notes to the Consolidated Financial Statements a) Consolidation Below are the principal directly and indirectly owned companies and investment funds included in the consolidated financial statements: Headquarters' location Activity Equity interest Total participation of the Voting Capital On September 30, 2025 On September 30, 2025 Financial Sector – Brazil Ágora Corretora de Títulos e Valores Mobiliários S.A. São Paulo - Brazil Brokerage 100.00% 100.00% Banco Bradescard S.A. São Paulo - Brazil Cards 100.00% 100.00% Banco Bradesco BBI S.A. São Paulo - Brazil Investment bank 100.00% 100.00% Banco Bradesco BERJ S.A. São Paulo - Brazil Banking 100.00% 100.00% Banco Bradesco Financiamentos S.A. São Paulo - Brazil Banking 100.00% 100.00% Banco Losango S.A. Banco Múltiplo Rio de Janeiro - Brazil Banking 100.00% 100.00% Bradesco Administradora de Consórcios Ltda. São Paulo - Brazil Consortium management 100.00% 100.00% Bradesco Leasing S.A. Arrendamento Mercantil São Paulo - Brazil Leases 100.00% 100.00% Bradesco-Kirton Corretora de Câmbio S.A. São Paulo - Brazil Exchange Broker 99.97% 99.97% Bradesco S.A. Corretora de Títulos e Valores Mobiliários São Paulo - Brazil Brokerage 100.00% 100.00% Kirton Bank S.A. Banco Múltiplo São Paulo - Brazil Banking 100.00% 100.00% Banco Digio S.A. São Paulo - Brazil Digital Bank 100.00% 100.00% Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A. São Paulo - Brazil Asset management 61.56% 61.56% Tempo Serviços Ltda. Minas Gerais - Brazil Services 100.00% 100.00% Financial Sector – Overseas Banco Bradesco Europa S.A. (1) Luxembourg - Luxembourg Banking 100.00% 100.00% Banco Bradesco S.A. Grand Cayman Branch (1) Georgetown - Cayman Islands Banking 100.00% 100.00% Banco Bradesco S.A. New York Branch (1) New York - United States Banking 100.00% 100.00% Bradesco Securities, Inc. (1) New York - United States Brokerage 100.00% 100.00% Bradesco Securities, UK. Limited (1) London - United Kingdom Brokerage 100.00% 100.00% Bradesco Securities, Hong Kong Limited (1) Hong Kong - China Brokerage 100.00% 100.00% Bradescard México, Sociedad de Responsabilidad Limitada (2) Jalisco - Mexico Cards 100.00% 100.00% Bradesco Bank (3) Florida - United States Banking 100.00% 100.00% Insurance, Pension Plan and Capitalization Bond Sector - In Brazil Bradesco Auto/RE Companhia de Seguros Rio de Janeiro - Brazil Insurance 100.00% 100.00% Bradesco Capitalização S.A. São Paulo - Brazil Capitalization bonds 100.00% 100.00% Bradesco Saúde S.A. Rio de Janeiro - Brazil Insurance/health 100.00% 100.00% BRADESCO | Consolidated Financial Statements 72 Consolidated Financial Statements | Notes to the Consolidated Financial Statements Headquarters' location Activity Equity interest Total participation of the Voting Capital On September 30, 2025 On September 30, 2025 Bradesco Seguros S.A. São Paulo - Brazil Insurance 99.96% 99.96% Bradesco Vida e Previdência S.A. São Paulo - Brazil Pension plan/Insurance 100.00% 100.00% Odontoprev S.A. (4) São Paulo - Brazil Dental care 52.89% 52.89% Insurance - Overseas Bradesco Argentina de Seguros S.A. (1) (4) Buenos Aires - Argentina Insurance 99.98% 99.98% Other Activities - Brazil Andorra Holdings S.A. São Paulo - Brazil Holding 100.00% 100.00% Bradseg Participações S.A. São Paulo - Brazil Holding 100.00% 100.00% Nova Paiol Participações Ltda. São Paulo - Brazil Holding 100.00% 100.00% Bradescor Corretora de Seguros Ltda. São Paulo - Brazil Insurance Brokerage 100.00% 100.00% BSP Empreendimentos Imobiliários S.A. São Paulo - Brazil Real estate 100.00% 100.00% Cia. Securitizadora de Créditos Financeiros São Paulo - Brazil Credit acquisition 100.00% 100.00% Investment Funds (5) Bradesco FIC FI RF Cred Priv Premium PGBL/VGBL São Paulo - Brazil Investment Fund 100.00% 100.00% Brad Priv Performance FICFI RF Cred PRIV PGBL/VGBL São Paulo - Brazil Investment Fund 100.00% 100.00% Brad Private PB FIC FI RF Cred Priv PGBL/VGBL São Paulo - Brazil Investment Fund 100.00% 100.00% Bradesco Ultra PGBL/VGBL FIC FI RF Cred Priv São Paulo - Brazil Investment Fund 100.00% 100.00% Bradesco FIC de FI Renda Fixa A PGBL/VGBL São Paulo - Brazil Investment Fund 100.00% 100.00% Bradesco FI Referenciado DI União São Paulo - Brazil Investment Fund 92.90% 92.90% Alpha Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior São Paulo - Brazil Investment Fund 100.00% 100.00% Bradesco FIC FI R.F. PGBL/VGBL Fix Plus São Paulo - Brazil Investment Fund 100.00% 100.00% Bradesco Fundo de Investimento RF Memorial São Paulo - Brazil Investment Fund 100.00% 100.00% Bradesco FIC FI RF Athenas PGBL/VGBL São Paulo - Brazil Investment Fund 100.00% 100.00% (1) The functional currency of these companies abroad is the Brazilian Real; (2) The functional currency of this company is the Mexican Peso; (3) The functional currency of this company is the US Dollar; (4) Accounting information used with date lag of up to 60 days; and (5) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated. BRADESCO | Consolidated Financial Statements 73 Consolidated Financial Statements | Notes to the Consolidated Financial Statements The consolidated financial statements comply, in all material respects, with the principles, methods, and criteria consistent with those adopted for the annual consolidated financial statements for the year ended December 31, 2024, except for the material accounting polices applied in the preparation of the consolidated financial statements due to the adoption of CMN Resolutions No. 4,966/21 and 4,975/21 on January 1, 2025, as presented below. b) Income and expense recognition Income from financial assets and interest expense on liabilities are recognized on an accrual basis in the consolidated statement of income. With regard to financial assets measured at amortized cost and FVOCI and interest expenses on liabilities classified at amortized cost, the Organization uses the effective interest rate method, except instruments of equity cost. c) Financial assets and liabilities I) Financial assets The Organization classifies and measures financial assets based both on business model for the management of financial assets, and on the characteristics of the contractual cash flow. The Organization classifies financial assets into three categories: (i) measured at amortized cost (AC); (ii) measured at fair value through other comprehensive income (FVOCI); and (iii) measured at fair value through profit or loss (FVTPL). - Business model: it relates to the way in which the Organization manages its financial assets to generate cash flows. The purpose of the Management for a particular business model, is: (i) to maintain the assets to receive contractual cash flows; (ii) to maintain the assets to receive the contractual cash flows and sales; or (iii) to maintain the assets for trading. When the financial assets conform to the business models (i) and (ii), the SPPJ test should be applied. Financial assets held under business model (iii) are measured at fair value (FVTPL). - Teste SPPJ: O objetivo deste teste é avaliar os termos contratuais dos instrumentos financeiros para determinar se dão origem a fluxos de caixa em datas específicas que se enquadram como somente pagamento de principal e juros sobre o montante principal. - SPPJ Test: The purpose of this test is to assess the contractual terms of the financial instruments to determine if they give rise to cash flows at specific dates that conform only to the payment of the principal and interest on the principal amount. In this sense, the principal refers to the fair value of the financial asset at the initial recognition and interest refers to the consideration for the time value of money, the credit risk associated with the principal amount outstanding for a specific period of time and other risks and borrowing costs. Financial instruments that do not fall under the aforementioned concept are measured at FVTPL, such as derivatives. BRADESCO | Consolidated Financial Statements 74 Consolidated Financial Statements | Notes to the Consolidated Financial Statements • Measured at fair value through profit and loss All financial assets that do not meet the criteria of measurement at amortized cost or at FVOCI are classified as measured at FVTPL, in addition to those assets that in the initial recognition are irrevocably designated at FVTPL, if this eliminates or significantly reduces asset-liability mismatches. Financial assets measured at FVTPL are initially recorded in the consolidated statement of financial position at fair value with the transaction cost and subsequent changes are recognized immediately in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of non-derivative financial assets are recognized directly in the statement of income under “Net gains /(losses) from financial assets and liabilities at fair value through profit or loss”. Interest income on financial assets measured at FVTPL is included in “Income from operations with securities and similar instruments”. For the treatment of derivative assets see Note 7f III). • Measured at fair value through other comprehensive income They are financial assets that meet the criterion of the SPPJ test, which are held in a business model whose purpose is both to maintain the assets to receive the contractual cash flows as well as for sale. Financial assets are initially recognized at fair value, plus any income or transaction costs that are directly attributable to their acquisition or their issuance and are, subsequently, measured at fair value with gains and losses being recognized in Other Comprehensive Income. Expected loan losses are recorded in the statement of income. Interest income is recognized in the statement of income using the effective interest rate method. Dividend income is recognized within “Net gain or (loss) with securities and interbank investments” when the Organization’s right to receive payment is established. Gains or losses arising out of exchange variation on investments in debt securities classified as FVOCI are recognized in the consolidated statement of income. See Note 7f (III) for more details of the treatment of the expected loan losses. The Organization can also make an irrevocable designation of an equity instrument for when there is no trading strategy for the category of Fair Value through Other Comprehensive Income. In this case, there is no record of any effects on the Consolidated Statement of Income of subsequent events related to this asset, except for dividends that represent the investment result itself. • Measured at amortized cost Financial assets that meet the criterion of the SPPJ test, which are held in a business model whose purpose is to maintain the assets to receive the contractual cash flows. BRADESCO | Consolidated Financial Statements 75 Consolidated Financial Statements | Notes to the Consolidated Financial Statements The financial assets measured at amortized cost are assets initially recognized at fair value including direct and incremental costs, and accounted for, subsequently, at amortized cost, using the effective interest rate method. In the case of expected loan loss, it is reported a deduction from the carrying value of the financial asset and is recognized in the consolidated statement of income. II) Financial liabilities The Organization classifies its financial liabilities as measured at amortized cost, using the effective interest rate method, except for financial liabilities held for trading. Financial liabilities held for trading recognized by the Organization are derivative financial instruments that are recorded and assessed at fair value, and the respective changes in fair value are immediately recognized in profit or loss. The Organization does not have any financial liabilities designated at fair value through profit or loss. For the treatment of derivatives see Note 7. III) Derivative financial instruments and hedge operations Derivative financial instruments are designed to meet the Organization’s own needs to manage its global exposure, as well to meet customer requests, in order to manage their positions. The transactions are recorded at their fair value considering the fair value models and methodologies adopted by Organization, and their adjustment is recorded in the income statement or equity, depending on the classification as accounting hedge (and the category of accounting hedge). Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions. Instruments designated for hedge accounting purposes are classified according to their nature as: Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities that are the object of the hedge, are recognized in the income statement; Cash flow hedge: the effective portion of changes in fair value of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the income statement; and BRADESCO | Consolidated Financial Statements 76 Consolidated Financial Statements | Notes to the Consolidated Financial Statements Hedge of net investment in foreign operations: the financial instruments classified in this category are intended to hedge the foreign exchange variation of investments abroad, whose functional currency is different from the Brazilian real, and are accounted for in accordance with the accounting procedures applicable to cash flow hedges, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in the income statement. For derivatives classified in the hedge accounting category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) valuation of fair value of hedge instruments. A breakdown of amounts included as derivative financial instruments, in the statement of financial position and memorandum accounts, is presented in Note 7. IV) Write-off Financial assets are written off when there is no reasonable expectation of recovery, when the contractual rights to receive the cash flows from these assets have ceased to exist or the assets have been transferred and substantially all the risks and rewards of ownership of the assets are also transferred. Financial liabilities are written off by the Organization when they have been discharged, paid, redeemed, cancelled or expired. . V) Restructuring Restructured financial assets are those in which there is a significant concessions to the counterpart, due to the relevant deterioration of its creditworthiness, which would not be granted if such deterioration did not occur. The transactions of the restructuring portfolio are shown in Note 12 e. VI) Determination of fair value The determination of fair value for the majority of financial assets and liabilities is based on the market price or quotes of security dealers for financial instruments traded in an active market. The fair value for other instruments is determined using valuation techniques. The valuation techniques which include use of recent market transactions, discounted cash flow method, comparison with other instruments similar to those for which there are observable market prices and valuation models. For more commonly handled instruments, the Organization uses widely accepted valuation models that consider observable market data in order to determine the fair value of financial instruments. For more complex instruments, the Organization uses its own models that are usually developed from standard valuation models. Some of the information included in the models may not be observable in the market and is derived from market prices or rates or may be estimated on the basis of assumptions. BRADESCO | Consolidated Financial Statements 77 Consolidated Financial Statements | Notes to the Consolidated Financial Statements The value produced by a model or by a valuation technique is adjusted to reflect various factors, since the valuation techniques do not necessarily reflect all of the factors that market participants take into account during a transaction. The valuations are adjusted to consider the risks of the models, differences between the purchase and sale price, credit and liquidity risks, as well as other factors. Management believes that such valuation adjustments are necessary and appropriate for the correct evaluation of the fair value of the financial instruments recorded in the consolidated statement of financial position. More details on the calculation of the fair value of financial instruments are available in Note 38g. VII) Expected credit losses Regarding the provision for loan losses, CMN Resolution No. 4,966/21 and BCB Resolution No. 352/23 establish criteria applicable to financial instruments, including leasing operations, financial guarantees provided, credit commitments and credits to be released. The Organization assesses the credit risk and the expected losses collectively, grouping the financial instruments, managed on a mass basis, into homogeneous groups of risk according to its credit policy. The complete methodology for calculating expected losses associated with credit risk is adopted, defined in article 44 of the above resolutions, being mandatory for Segment 1 institutions (S1). The expected losses are calculated on prospective bases for financial instruments measured at amortized cost, at FVOCI (with the exception of investments in equity instruments), financial assets measured at FVTPL in level 1 of the fair value hierarchy that are private securities or operations with characteristic of credit concession, financial guarantees, credit commitments and credits to be released. Constitution of Provision The provision for expected losses is constituted in its initial recognition based on the stage of credit risk of the financial instrument, as an expense of the period and in return to the appropriate account of the asset for financial assets and leasing or liabilities for financial guarantees, credit commitments, receivables to be released and considerations from operating leasing operations. The provision is constituted on the gross accounting value of the financial assets, which include the appropriation of interest and charges (accrual) by the effective interest rate up to the moment it becomes an asset with problems of credit recovery. Bradesco constitutes a provision for expected losses for credit commitments and non-cancellable credits to be released and monitored on a mass basis on the present value of the estimated use of resources of credit commitments and the present value of the credits to be released. As for financial guarantees provided, the provision is constituted on the present value of the estimated future disbursements of the institution's liability, linked BRADESCO | Consolidated Financial Statements 78 Consolidated Financial Statements | Notes to the Consolidated Financial Statements to financial collateral contracts provided, considering the probability of future disbursements in the event that the guaranteed counterpart does not honor the obligation in accordance with the current contractual provisions. The provision for loss is reviewed monthly, whenever there is a change in the estimate of the expected loss or in the stage of the instrument. Allocation in Stages Financial instruments are allocated in one of three stages, from their initial recognition and will be reallocated between them as their credit risk increases or decreases, considering the emergence of relevant new facts. First stage: Instruments that are not characterized as assets with a credit recovery problem and whose credit risk has not increased significantly. A significant increase in credit risk is considered when there is a delay of more than 30 days in the payment of the principal or charges. In specific cases, a delay of payment up to 60 days can be considered, according to consistent and verifiable evidence. For the instruments allocated in the first stage, the provision corresponds to the expected loss determined by the institution, considering the probability that the instrument is characterized as a financial asset with a problem of credit recovery in the next 12 months or during the expected period of the instrument, when it is less than 12 months. Second stage: Instruments whose credit risk has increased significantly, or which are no longer characterized as assets with a credit recovery problem. For the instruments allocated in the second stage, the provision corresponds to the expected loss determined by the institution, considering the probability that the instrument is characterized as an asset with a problem of credit recovery during the whole expected period of the financial instrument. Third stage: Instruments with a credit recovery problem. In the third stage, the provision corresponds to the expected loss determined by the institution, considering that the instrument is characterized as an asset with a credit recovery problem. They are classified at this stage: the defaulted financial assets (over 90 days), those that have an indication that their obligation will not be fully honored under the agreed conditions, without the need to resort to guarantees or collaterals and restructured financial assets. All instruments of the same counterpart are relocated to the third stage, unless they present a significantly lower credit risk. These instruments have their recognition of suspended revenues (stop-accrual), and are entered into the accounts only upon receipt, by the cash regime. This approach also applies to possible gains in the restructurings. In addition, for defaulted assets (over 90 days) that are part of the third stage, provision is made for losses incurred, as a component of the provision for expected losses. This provision is calculated based on percentages, according to BRADESCO | Consolidated Financial Statements 79 Consolidated Financial Statements | Notes to the Consolidated Financial Statements the portfolios (C1 to C5) and the delay ranges stipulated in BCB Resolution No. 352/23. When there is significant amortization of the operation, or when new relevant facts justify the change in the level of risk, the reclassification of the operation to the lower risk category (financial recovery), resulting in the return of the recognition of revenues (accrual) to the instruments of the third stage and reversals of provision. The financial instrument will be written off when there is no reasonable expectation of recovery. The corresponding registration is made in compensation accounts and identification controls, remaining until the exhaustion of all collection procedures for a minimum period of five years. In the case of subsequent recoveries or restructurings of financial assets previously written off, the recovered amounts are credited in the income statement up to the limit of the amount previously written off. The assets are then allocated in the third stage, with provision for expected losses equal to the total value of the instrument. Any gains from the restructuring are only recognized when effectively received, regardless of whether they are active or recovered from loss. The allocation in stages is reviewed: monthly, in the case of delays in payment of the principal and charges; every six months for instruments of the same counterpart whose amount is higher than 5% of the shareholders’ equity of the institution; once every 12 months for the other instruments, whenever new facts indicate a significant change in the quality of credit; and when the instrument is restructured. Determination Bradesco evaluates the expected loss associated with the credit risk of financial instruments based on consistent and verifiable criteria, using measurement techniques compatible with the nature and complexity of the financial instruments. The assessment of credit risk and expected loss associated with credit risk can be carried out collectively using an appropriate model for the treatment of credit risk by portfolio. Financial instruments belonging to the same homogeneous group of risk are grouped together and are defined in the credit policy and in the institution's credit management procedures as retail operations. The following parameters shall be considered in percentage terms: • Probability of Credit Recovery: Assessed based on the expected period of the financial instrument and in the current economic situation, as well as forecasts of changes in economic and market conditions. • Recovery Expectation: It considers recovery costs, characteristics of guarantees or collaterals, historical recovery rates, granting advantages to the counterpart and economic forecasts. BRADESCO | Consolidated Financial Statements 80 Consolidated Financial Statements | Notes to the Consolidated Financial Statements The recovery expectation corresponds to the ratio between the present value of the expected cash flows during the credit recovery process and the value of the defined calculation base. When estimating the recovery expectation, Bradesco observes specific criteria, such as the use of the effective interest rate of the instrument in the initial recognition and the consideration of expected cash flows, both positive and negative. Methodologies and assumptions are regularly reviewed to reduce any differences between loss estimates and actual loss. d) Interest The Organization decided to use the proportional differentiated methodology for the purpose of recognizing revenue and expenses related to transaction costs by the effective interest rate of loan operations and other transactions as a credit concession classified in the amortized cost category, as provided by article No. 75 of BCB Resolution No. 352/23. The calculation of the effective interest rate includes all commissions, transaction costs, discounts or bonuses that comprise it. Transaction costs are incremental costs directly attributable to the acquisition, issuance or disposal of a financial asset or liability. Additionally, the Organization decided on some components in the use of materiality for the purposes of effective interest rate, according to article No. 13 of BCB Resolution No. 352/23. The rights of use relating to real estate and data processing equipment are recorded as premises and equipment lease in the fixed asset. e) Premises and equipment Corresponds to rights relating to tangible assets used in the Organization’s operations. Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life and adjusted for impairment, when applicable. The breakdown of asset costs and their corresponding depreciation are presented in Note 15. The rights of use relating to real estate and data processing equipment are recorded as premises and equipment lease in the fixed asset. i. Organization's Leases (Lessee) As a lessee, the Organization assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. BRADESCO | Consolidated Financial Statements 81 Consolidated Financial Statements | Notes to the Consolidated Financial Statements The Organization applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. At the beginning of a lease, the Organization recognizes a “lease liability” to make lease payments and right-of-use assets representing the right to use the underlying assets. The expenses with interest on the lease liability and expenses of depreciation of the right of use asset are recognized separately. The right of use asset is measured initially at cost value and is subsequently reduced by the accumulated depreciation and any accumulated impairment losses, when applicable. The right of use will also be adjusted in case of remeasurement of the lease liability. The depreciation is calculated in a linear fashion by the term of the leases. The lease term is defined as the non-cancellable term of the lease, together with (i) periods covered by the option to extend the lease, if the lessee is reasonably certain to exercise that option; and (ii) periods covered by the option to terminate the lease, if the lessee is reasonably certain that it will not exercise that option. The Organization has a descriptive policy for the property lease terms, which considers the business plan and management expectations, extension options and local laws and regulations. The lease liability is measured initially at the present value of the lease payments that are not made from the initial date, discounted by the incremental rate applied to each contract in accordance with the leasing term. The lease payments include fixed payments, less any lease incentives receivable, and variable lease payments that depend on an index or a rate. Variable lease payments that do not depend on an index or a rate are recognised as expenses in the period in which the event or condition that triggers the payment occurs. The incremental rate applied by the Organization takes into account the funding rate free of risk adjusted by the credit spread. Subsequently, the lease liability is adjusted to reflect the interest levied on the payment flows, re-measured to reflect any revaluation or modifications of leasing and reduced to reflect the payments made. Financial charges are recognized as a “Interest and similar expenses” and are adjusted in accordance with the term of the contracts, considering the incremental rate. The contracts and leases of properties with an indefinite period were not considered in the scope of CMN Resolution No. 4,975/21, because they are leases in which the contract can be terminated at any time without a significant penalty. In this way, the rental contract was not considered as executable. ii. Short-term leases and leases of low-value assets The Organization applies the exemption from recognition of short-term lease to its leases whose term is 12 months or less from the start date and which do not contain a purchase option. It also applies to the exemption from recognition of BRADESCO | Consolidated Financial Statements 82 Consolidated Financial Statements | Notes to the Consolidated Financial Statements low-value assets. Lease payments on short-term leases and leases of low-value assets are recognized as expense over the lease term. f) Deposits and other financial liabilities i. Securities sold under agreements to repurchase, , borrowing and onlending, deposits from customers, securities issued and subordinated debt They are measured at amortized cost, discounted by the effective interest rate, when applicable, accrued interest recognized on a pro rata basis with the exception of securities sold under agreements to repurchase with no restricions on resale which are measured at fair value. The composition of these accounts is presented in Notes 18,19,20 and 21. ii. Funding expenses Expenses incurred to issue securities are presented as a reduction in the corresponding liability and appropriated to profit or loss over the term of the related security. The composition of the respective balances of these fundings are presented in Note 18e. 3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS a) Standards, amendments and interpretations of standards adopted from January 1, 2025 CMN Resolution No. 4,975/21 - Provides for the accounting criteria applicable to leasing operations by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. CMN Resolution No. 4,966/21 and BCB Resolution No. 352/23, applicable as of January 1, 2025 - Provides for the accounting concepts and criteria applicable to financial instruments, as well as for the designation and recognition of hedge operations, replacing Resolution No. 2,682, Resolution No. 3,533, Circular No. 3,068 and Circular No. 3,082, among other rules. On November 16, 2022, Law No. 14,467 was enacted, establishing new rules for the deductibility of credit losses arising from the activities of financial institutions and other institutions authorized to operate by the Central Bank of Brazil. These rules impact the calculation of profits subject to income tax and CSLL. The main rule being the application of factors for deducting defaulted transactions (transactions overdue for more than ninety days). With the publication of Law No. 15,078 on December 27, 2024, losses related to credits that are in default on December 31, 2024, and that have not been deducted up to that date (inventory), may only be excluded in determining the real profit and the CSLL calculation basis at the rate of one eighty-fourth or one hundred and twentieth, for each month of the assessment period, starting in January 2026. This Law vetoed the deduction of losses incurred in 2025 that exceed the real profit for the year. Losses not deducted in this period will be treated in the same way as the inventory on January 1, 2025. BRADESCO | Consolidated Financial Statements 83 Consolidated Financial Statements | Notes to the Consolidated Financial Statements I) Risk classification in the previous fiscal year and its new classification, in accordance with current regulations: In accordance with article 105 of BCB Resolution 352/23, below is the risk classification in the previous fiscal year as well as the respective level of provision for expected loss associated with credit risk, in accordance with previous regulations: Modalities and Risk Levels - According to Previous Regulation R$ thousands Levels of risk AA A B C D E F G H Total portfolio as of December 31, 2024 Total portfolio as of December 31, 2024 271,600,591 238,604,704 107,376,421 32,953,602 13,443,790 19,611,591 5,673,688 5,053,904 24,875,732 719,194,023 Balance of Expected Losses Associated with Credit Risk on December 31, 2024 - 1,384,118 1,172,512 1,331,698 3,087,425 8,017,913 3,676,052 4,729,546 24,875,732 48,274,996 In accordance with article 105 of BCB Resolution 352/23, below is the risk classification for the current year, as well as the respective level of provision for expected losses associated with credit risk, in accordance with the new regulations: Financial Instruments and Risk Stages – According to New Regulation R$ thousands Levels of risk Stage 1 Stage 2 Stage 3 Total portfolio as of January 1, 2025 Total portfolio as of January 1, 2025 629,751,917 28,858,215 60,648,453 719,258,585 Balance of Expected Losses Associated with Credit Risk on January 1, 2025 9,748,637 4,226,632 36,484,191 50,459,460 Provision for Credit Limits Granted 2,103,867 62,000 319,588 2,485,455 Others 308,154 34,244 423,461 765,859 Balance of Expected Losses Associated with Credit Risk on January 1, 2025 12,160,658 4,322,876 37,227,240 53,710,774 II) Hedge Accounting categories in the previous financial year and their new classification, in accordance with current regulations: In accordance with article 106 of BCB Resolution 352/23, there were no reclassifications of categories of Hedge Accounting structures existing on the balance sheet date of the previous fiscal year and their new classifications, nor were there any discontinuations of Hedge Accounting structures, in accordance with current regulations. BRADESCO | Consolidated Financial Statements 84 Consolidated Financial Statements | Notes to the Consolidated Financial Statements b) Standards, amendments and interpretations of standards applicable in future periods In 2023, CMN Resolution No. 5,100 and BCB Resolution No. 352 were issued, complementary rules to CMN Resolution No. 4,966/21, which postponed the validity of Chapter V, which deals with Hedge Accounting, to January 1, 2027. In 2024, CMN Resolution 5,146 and BCB Resolution 397 were issued, complementary rules to CMN Resolution 4,966/21, which allowed the use of the renegotiated effective interest rate to calculate the present value of restructured contractual cash flows. In 2024, CMN Resolutions No. 5,185/24 and BCB Resolution No. 435/24 were issued, requiring institutions to prepare a report on financial information related to sustainability. Starting in the 2026 fiscal year. In September 2025, the Central Bank published CMN Resolution No. 5,252, which establishes the accounting concepts and criteria for measuring, recognizing, derecognizing, and disclosing sustainability assets and liabilities. The standard comes into effect on January 1, 2027. The Bank has been analyzing the application of these standards and the possible impacts resulting from their adoption are being assessed and will be concluded by the date the standards come into force. 4) USE OF SIGNIFICANT ACCOUNTING ESTIMATIVES AND JUDGMENTS Except for the measurement of the Provision for Expected Losses associated with Credit Risk, the significant accounting estimates and judgments used in the preparation of these financial statements are consistent with those adopted for the annual financial statements for the year ended December 31, 2024. Provision for Expected Losses Associated with Credit Risk The measurement of the provision for expected losses associated with credit risk requires the use of quantitative models and assumptions about future economic conditions and the behavior of financial instruments. Several significant judgments are also necessary to apply the accounting requirements for measuring the provision, such as: • Determining criteria for the classification of financial instruments; • Grouping financial instruments with similar risk profiles; • Selecting appropriate quantitative models and assumptions; and • Establishing different prospective scenarios and their weightings. The process of determining the level of provision for expected losses associated with credit risk requires estimates and the use of judgments, and it is possible that losses reported in subsequent periods may differ from those calculated based on current estimates and assumptions. BRADESCO | Consolidated Financial Statements 85 Consolidated Financial Statements | Notes to the Consolidated Financial Statements 5) CASH AND CASH EQUIVALENTS R$ thousands On September 30, 2025 Cash and due from banks in domestic currency 14,553,657 Cash and due from banks in foreign currency 2,306,116 Total cash and due from banks 16,859,773 Discretionary deposits at the Central Bank 11,000,000 Reverse repurchase agreements (1) 197,766,198 Total cash and cash equivalents 225,625,971 (1) Mature 90 days or less from the date they were invested and with insignificant risk of change in fair value. BRADESCO | Consolidated Financial Statements 86 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 6) FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS a) Financial assets at fair value through profit or loss Securities R$ thousands On September 30, 2025 1 to 30 days 31 to 180 days 181 to 360 days More than 360 days No stated maturity Fair Value Amortized cost Net change in fair value - Financial 24,722,050 1,682,671 6,641,394 65,257,486 21,545,553 119,849,154 120,156,773 (307,619) National treasury bills 24,397,378 394,045 1,455,523 4,354,344 - 30,601,290 30,578,057 23,233 National treasury notes - 16,685 4,096,532 38,148,942 - 42,262,159 42,668,715 (406,556) Stocks - - - - 14,344,803 14,344,803 14,294,528 50,275 Financial treasury bills 87 458,068 106,330 14,781,380 - 15,345,865 15,344,694 1,171 Other 324,585 813,873 983,009 7,972,820 7,200,750 17,295,037 17,270,779 24,258 - Insurance Group 1,191,777 7,394,696 15,461,637 299,273,284 11,419,991 334,741,385 334,497,857 243,528 • Insurance and Capitalization bonds 819,087 1,058,326 5,226,498 14,644,235 2,761,745 24,509,891 24,528,253 (18,362) - Financial treasury bills 83,593 1,058,326 5,169,139 14,460,755 - 20,771,813 20,769,249 2,564 - Other 735,494 - 57,359 183,480 2,761,745 3,738,078 3,759,004 (20,926) • Pension plans 372,690 6,336,370 10,235,139 284,629,049 8,658,246 310,231,494 309,969,604 261,890 - Financial treasury bills 30,470 2,759,335 3,036,568 199,526,890 - 205,353,263 204,994,875 358,388 - Financial bills 49,540 3,166,348 2,191,827 29,890,887 - 35,298,602 35,071,532 227,070 - National treasury notes - - 4,183,067 16,007,025 - 20,190,092 20,710,948 (520,856) - Debentures 3,149 79,624 482,183 26,616,677 - 27,181,633 27,150,124 31,509 - National treasury bills 17,740 48,736 225,749 12,044,338 - 12,336,563 12,171,423 165,140 - Other 271,791 282,327 115,745 543,232 8,658,246 9,871,341 9,870,702 639 - Other activities - 3,800 - - - 3,800 3,798 2 Financial treasury bills - 3,800 - - - 3,800 3,798 2 Total 25,913,827 9,081,167 22,103,031 364,530,770 32,965,544 454,594,339 454,658,428 (64,089) BRADESCO | Consolidated Financial Statements 87 Consolidated Financial Statements | Notes to the Consolidated Financial Statements b) Liabilities at fair value through profit or loss R$ thousands On September 30, 2025 Derivative financial instruments 21,673,914 Total 21,673,914 7) DERIVATIVE FINANCIAL INSTRUMENTS Bradesco carries out transactions with derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customers’ requests, in order to manage their exposure. These operations involve a range of derivatives, such as interest rate and currency swaps, futures, options, forward contracts, credit derivatives and exchange contracts with immediate and future settlement, accounted for and disclosed as derivatives, in accordance with CMN Resolution No. 4,966/2021. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries. Derivative financial instruments are measured at fair value and classified in the fair value through profit or loss (FVTPL) category as shown in the consolidated financial statements. Fair value is generally determined based on market quotations or prices applicable to assets or liabilities with similar characteristics. When such quotations are not available, fair value is estimated based on information from market operators, pricing models, discounted cash flow, or other similar techniques. In these cases, determining fair value may require significant judgment or estimation by Management. The fair value of swaps is determined using discounted cash flow modeling techniques, utilizing yield curves that reflect appropriate risk factors. These curves are applied to the pricing of currency swaps, interest rate swaps, and swaps with other risk factors. The information used to construct yield curves is obtained primarily from B3 and the domestic and international secondary markets. The fair value of futures and forward contracts is determined based on market price quotations for exchange-traded derivatives or using methodologies similar to those used in pricing swaps. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of the underlying assets. The fair value of credit derivatives is determined based on market quotations or obtained from specialized entities. Current market prices are used to calculate volatility. BRADESCO | Consolidated Financial Statements 88 Consolidated Financial Statements | Notes to the Consolidated Financial Statements According to CMN Resolution No. 4,966/2021, foreign exchange portfolio transactions must be treated as derivatives. In this sense, the amounts recorded as rights and obligations of the foreign exchange portfolio (notional value) are recorded in clearing accounts, and the variation of the fair value in income statements. To estimate the fair value of over-the-counter derivatives, the credit quality of each counterparty is taken into account, thus associating an expected loss for each derivatives portfolio (Credit valuation adjustment). The derivative financial instruments held by Bradesco in Brazil primarily consist of swaps, options and futures, and are registered with B3. Derivatives carried out abroad refer to swaps, forwards, options, credit derivatives and futures transactions carried out, substantially, on the Chicago and New York Stock Exchanges, as well as on the overthe- counter market. Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, seek gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges. Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds. BRADESCO | Consolidated Financial Statements 89 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements a) Amount of derivative financial instruments recognized by index R$ thousands On September 30, 2025 Notional value Amortized cost Fair Value Adjustment Fair Value Futures contracts Purchase commitments: 150,287,340 201,089 - 201,089 - Interbank market 85,607,372 39,924 - 39,924 - Foreign currency 39,012,731 21,003 - 21,003 - Other 25,667,237 140,162 - 140,162 Sale commitments: 168,759,775 (156,527) - (156,527) - Interbank market (1) 125,986,487 (86,061) - (86,061) - Foreign currency (2) 33,685,367 (50,221) - (50,221) - Other 9,087,921 (20,245) - (20,245) Option contracts Purchase commitments: 710,470,773 1,527,788 203,860 1,731,648 - Interbank market 636,486,402 120,820 - 120,820 - Foreign currency 9,804,114 877,747 189,842 1,067,589 - Other 64,180,257 529,221 14,018 543,239 Sale commitments: 717,903,997 (2,058,175) 117,681 (1,940,494) - Interbank market 640,768,816 (123,548) - (123,548) - Foreign currency 13,129,225 (600,288) (68,864) (669,152) - Other 64,005,956 (1,334,339) 186,545 (1,147,794) Forward contracts Purchase commitments: 72,142,078 11,510,545 (20,242) 11,490,303 - Foreign currency 62,229,607 2,474,524 - 2,474,524 - Other 9,912,471 9,036,021 (20,242) 9,015,779 Sale commitments: 56,003,891 (12,032,718) (291) (12,033,009) - Foreign currency (2) 49,535,630 (3,600,324) - (3,600,324) - Other 6,468,261 (8,432,394) (291) (8,432,685) Foreign exchange contracts Purchase commitments: 29,428,916 (509,172) - (509,172) - Foreign currency 29,428,916 (509,172) - (509,172) Sale commitments: 9,752,795 (3,032) - (3,032) - Foreign currency 9,752,795 (3,032) - (3,032) Swap contracts Assets (long position): 1,077,837,551 6,074,425 3,303,307 9,377,732 - Interbank market 209,147,880 2,395,733 2,940,747 5,336,480 - Fixed rate 233,519,441 1,988,459 (1,442,115) 546,344 BRADESCO | Consolidated Financial Statements 90 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements R$ thousands On September 30, 2025 Notional value Amortized cost Fair Value Adjustment Fair Value - Foreign currency 624,662,741 917,614 1,343,927 2,261,541 - IGPM (General Index of market pricing) 31,881 36,770 (3,896) 32,874 - Other 10,475,608 735,849 464,644 1,200,493 Liabilities (short position): 694,265,140 (7,327,039) 351,154 (6,975,885) - Interbank market 30,341,303 (1,470,909) (257,389) (1,728,298) - Fixed rate 526,548,524 (1,177,153) 7,373 (1,169,780) - Foreign currency 123,132,303 (2,683,252) (55,594) (2,738,846) - IGPM (General Index of market pricing) 103,000 (145,278) 18,230 (127,048) - Other 14,140,010 (1,850,447) 638,534 (1,211,913) Total 3,686,852,256 (2,772,816) 3,955,469 1,182,653 Derivatives include operations maturing in D+1 (day following the reporting date). (1) Includes: (i) accounting cash flow hedges to protect DI-indexed (interbank interest rate) funding totaling R$71,947,890 thousand; and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$6,034,612 thousand (Note 7f II); and (2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling R$37,473,076 thousand. BRADESCO | Consolidated Financial Statements 91 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements b) Breakdown of derivative financial instruments (assets and liabilities) shown at amortized cost, fair value and by maturity R$ thousands On September 30, 2025 1 to 90 days 91 to 180 days 181 to 360 days More than 360 days Fair Value Amortized cost Fair Value Adjustment Swaps 491,890 579,769 497,830 7,808,243 9,377,732 6,074,425 3,303,307 Futures 33,639 3,305 124,506 48,225 209,675 209,675 - Forward purchases 2,171,061 964,996 1,094,107 7,270,129 11,500,293 11,520,535 (20,242) Forward sales (1) 11,788 1,744 1,023 3,566 18,121 18,121 - Purchases of foreign currency receivable 5,654 7,607 3,376 107 16,744 16,744 - Sales of foreign currencies receivable 2,326 26 2 - 2,354 2,354 - Premiums on exercisable options 614,030 835,787 97,046 184,785 1,731,648 1,527,788 203,860 Total assets (A) 3,330,388 2,393,234 1,817,890 15,315,055 22,856,567 19,369,642 3,486,925 Swaps (301,687) (864,572) (725,845) (5,083,781) (6,975,885) (7,327,039) 351,154 Future (34,667) (1,206) (15,158) (114,082) (165,113) (165,113) - Forward purchases (5,878) (1,465) (710) (1,937) (9,990) (9,990) - Forward sales (2,405,589) (1,073,297) (1,379,789) (7,192,455) (12,051,130) (12,050,839) (291) Foreign currency purchases payable (337,332) (148,131) (40,453) - (525,916) (525,916) - Sales of foreign currencies payable (3,665) (1,055) (666) - (5,386) (5,386) - Premiums on written options (601,158) (263,602) (199,156) (876,578) (1,940,494) (2,058,175) 117,681 Total liabilities (B) (3,689,976) (2,353,328) (2,361,777) (13,268,833) (21,673,914) (22,142,458) 468,544 Net position (A-B) (359,588) 39,906 (543,887) 2,046,222 1,182,653 (2,772,816) 3,955,469 (1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. c) Futures, Options, forward, exchange and swap contracts – Nominal Value R$ thousands On September 30, 2025 1 to 90 days 91 to 180 days 181 to 360 days More than 360 days Total Futures contracts (1) 64,255,904 27,307,204 42,022,560 185,461,447 319,047,115 Option contracts 416,761,222 319,365,536 637,906,510 54,341,502 1,428,374,770 Forward contracts (1) 63,704,275 23,909,742 22,006,474 18,525,478 128,145,969 Foreign exchange contracts 26,871,285 5,902,511 6,271,201 136,714 39,181,711 Swap contracts 293,465,999 194,624,506 470,170,377 813,841,809 1,772,102,691 Total on September 30, 2025 865,058,685 571,109,499 1,178,377,122 1,072,306,950 3,686,852,256 (1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. BRADESCO | Consolidated Financial Statements 92 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements d) Types of margin offered in guarantee of derivative financial instruments R$ thousands On September 30, 2025 Government securities National treasury notes 2,837,612 National treasury bills 5,771,422 Total 8,609,034 e) Gains and losses, net R$ thousands Nine-month period ended September 30, 2025 Futures contracts (1) 4,945,207 Option contracts (133,840) Forward contracts (1) (3,407,443) Foreign exchange contracts 1,359,146 Swap contracts 355,859 Foreign exchange variation of assets and liabilities overseas (618,389) Total (Note 7f III) 2,500,540 (1) Includes the gain (loss) and the respective adjustment to the fair value of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments. f) Nominal values of derivative financial instruments, by trading location and conterparty R$ thousands On September 30, 2025 B3 (stock exchange) 1,700,717,055 B3 (over-the-counter) 311,291,295 - Financial Institutions 53,148,197 - Companies 256,456,019 - Individuals 1,687,079 Overseas (stock exchange) (1) 31,334,961 Overseas (over-the-counter) (1) 1,643,508,945 Total 3,686,852,256 (1)Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets. I) Credit Default Swap (CDS) In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement. In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment. BRADESCO | Consolidated Financial Statements 93 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements R$ thousands On September 30, 2025 Risk received in credit swaps - Notional 1,623,157 - Debt securities issued by companies 1,151,716 - Brazilian government bonds 471,441 Risk transferred in credit swaps - Notional (132,965) - Companies bonds (132,965) The contracts related to credit derivatives transactions described above are due in 2031. There were no credit events, as defined in the agreements, during the period. II) Hedge Acconting On September 30, 2025, Bradesco maintained hedges consisting of: Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates. The effective portion of the changes in fair value of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion of the respective hedge is recognized directly in the income statement. Strategy R$ thousands Hedge instrument nominal value Hedge object carrying amount Accumulated fair value adjustments in shareholders's equity (gross of tax effects) Accumulated fair value adjustments in shareholders's equity (net of tax effects) Hedge of interest receipts from investments in securities (1) 6,034,612 6,127,505 (58,096) (31,953) Hedge of interest payments on funding (1) 71,947,890 72,616,541 (177,098) (97,619) (1) Referenced to the DI interest rate risk, using DI Futures contracts in B3, swaps and FED funds, with maturity dates until 2032, making the cash flow fixed; and (2) The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02. In accordance with Bacen Circular No. 3082/02, for the next 12 months, the gains/(losses) related to the fair value hedge, which the Organization expects to recognize in equity accounts, amounts to R$(421,831) thousand. There were no gains/(losses) related to the fair value accounting hedge, recorded in equity accounts, in the period ended September 30, 2025. Fair value hedge – financial instruments classified in this category are intended to offset risks arising from exposure to changes in the fair value of the hedged item. The hedged items are securities classified as Fair Value through Other Comprehensive Income (FVOCI). Increases or decreases in fair value that are effectively hedged are recognized in the income statement. Increases or decreases in fair value will be recognized directly in equity only: (i) in case of hedge ineffectiveness; or (ii) when the hedged item is settled. BRADESCO | Consolidated Financial Statements 94 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Strategy R$ thousands Fair value of hedge instruments Hedge object book value Fair value adjustment recorded in income (gross of tax effects) Fair value adjustment recorded in income (net of tax effects) Financial bill hedge (1) 52,790 52,824 1,066 586 Total on September 30, 2025 52,790 52,824 1,066 586 (1) Referring to the risk of Debentures, using DI Futures contracts, with maturity dates up to 2032. The effectiveness verified in the hedge portfolio is in accordance with the provisions of Bacen Circular No. 3,082/02. For the next 12 months, the gains/(losses) related to the fair value hedge, which the Organization expects to recognize in equity accounts, amounts to R$(10) thousand. There were no gains/(losses) related to the fair value accounting hedge, recorded in equity accounts, during the period ended September 30, 2025. Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the Brazilian real, which impacts the net income of the Organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. Strategy R$ thousands Hedge instrument nominal value Hedge object carrying amount Accumulated fair value adjustments in shareholders's equity (gross of tax effects) Accumulated fair value adjustments in shareholders's equity (net of tax effects) Hedge of exchange variation on future cash flows (1) 5,475,858 4,959,841 (960,812) (503,874) Total on September 30, 2025 5,475,858 4,959,841 (960,812) (503,874) (1)Refers to foreign operations whose functional currency is different from the Brazilian real hedged using forwards and futures contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso) and USD (United States Dollar). The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02. In accordance with Bacen Circular No. 3082/02, for the next 12 months, the gains/(losses) related to the hedge of investments abroad, which the Organization expects to recognize in the income statement, amounts to R$6,858 thousand. The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, during the period ended September 30, 2025 was R$3,317 thousand. BRADESCO | Consolidated Financial Statements 95 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements III) Revenue from financial intermediation from securities and interbank investments, insurance, pension plans and capitalization bonds, and derivative financial instruments R$ thousands Nine-month period ended September 30 Interest income from investments in securities 34,964,064 Gains/(losses) at fair value through profit or loss (524,756) Gains/(losses) at fair value through other comprehensive income 222,905 Gains/(losses) at amortized cost (188,918) Interbank investments (Note 10b) 25,784,759 Net gain or (loss) with Securities 60,258,054 Financial income from insurance, pension plans and capitalization bonds (1) 4,432,925 Net gain or (loss) from derivative financial instruments (7e) 2,500,540 Total 67,191,519 (1) In the nine-month period ended September 30, 2025, comprises financial income from insurance, pension plans and capitalization in the amount of R$50,000,581 thousand and indexation expenses and interest on insurance technical provisions, pension and capitalization in the amount of R$(45,567,656) thousand . BRADESCO | Consolidated Financial Statements 96 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 8) FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME a) Financial assets at fair value through other comprehensive income Securities R$ thousands On September 30, 2025 1 to 30 days 31 to 180 days 181 to 360 days More than 360 days No stated maturity Fair Value Amortized cost Net change in fair value - Financial 2,237,374 9,346,944 12,437,806 38,351,844 117,096 62,491,064 62,766,244 (275,180) National treasury bills - 828,987 8,895,778 6,054,152 - 15,778,917 15,878,902 (99,985) Financial treasury bills - 3,516,764 562,868 19,091,838 - 23,171,470 23,156,659 14,811 Foreign government bonds 2,025,041 4,531,836 1,098,520 318,629 - 7,974,026 7,964,203 9,823 National treasury notes - - 1,155,804 6,649,861 - 7,805,665 8,111,487 (305,822) Other 212,333 469,357 724,836 6,237,364 117,096 7,760,986 7,654,993 105,993 - Insurance Group 71,357 70,589 3,056,553 26,762,346 4,728,966 34,689,811 40,244,471 (5,554,660) • Insurance and Capitalization bonds 71,357 5,500 2,389,743 8,748,610 2,738,990 13,954,200 17,367,439 (3,413,239) - National treasury notes - - 2,361,579 8,284,673 - 10,646,252 12,656,198 (2,009,946) - Stocks - - - - 2,737,773 2,737,773 4,136,373 (1,398,600) - Other 71,357 5,500 28,164 463,937 1,217 570,175 574,868 (4,693) • Pension plans - 65,089 666,810 18,013,736 1,989,976 20,735,611 22,877,032 (2,141,421) - National treasury notes - - 666,810 17,444,796 - 18,111,606 20,492,461 (2,380,855) - Stocks - - - - 1,989,976 1,989,976 1,799,211 190,765 - Other - 65,089 - 568,940 - 634,029 585,360 48,669 - Other activities - - - - 402 402 158 244 Other - - - - 402 402 158 244 Total 2,308,731 9,417,533 15,494,359 65,114,190 4,846,464 97,181,277 103,010,873 (5,829,596) Net gains and losses on financial assets at FVOCI consist mainly of the recording of changes in the fair value of financial assets when they are sold, which are substantially fixed income securities. Gains and losses recognized in income resulting from the derecognition of these assets totaled R$222,905 thousand in the period. BRADESCO | Consolidated Financial Statements 97 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements b) Investments in equity intruments designated at fair value through other comprehensive income R$ thousands Cost Adjustments to Fair Value Fair Value Marketable equity securities and other stocks 5,936,249 (1,207,515) 4,728,734 Total on September 30, 2025 5,936,249 (1,207,515) 4,728,734 Due to the disposal of equity instruments designated at FVOCI at initial recognition, an amount of R$(631,804) thousand was transferred within equity during the period. On the date of the write-off, the fair value of these equity instruments was R$2,504,010 thousand. The Group adopted the option of designating equity instruments at fair value through other comprehensive income upon initial recognition due to the particularities of a given market. c) Reconciliation of expected losses of financial assets at FVOCI R$ thousands Stage 1 Stage 2 Stage 3 Total Expected loss of financial assets at FVOCI as of January 1, 2025 13,022 1,565 - 14,587 Transferred to Stage 1 - - - - Transferred to Stage 2 - - - - Transferred to Stage 3 - - - - Transfer from Stage 1 - - - - Transfer from Stage 2 - - - - Transfer from Stage 3 - - - - New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss (6,349) (1,565) - (7,914) Expected loss of financial assets at FVOCI as of September 30, 2025 6,673 - - 6,673 BRADESCO | Consolidated Financial Statements 98 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 9) BONDS AND SECURITIES AT AMORTIZED COST Securities R$ thousands On September 30, 2025 1 to 30 days 31 to 180 days 181 to 360 days More than 360 days Amortized cost Fair Value Net change in fair value (1) - Financial 3,754,091 22,059,104 25,207,054 179,359,899 230,380,148 224,320,559 (6,059,589) Debentures 2,810,042 729,791 2,902,104 44,182,187 50,624,124 48,144,359 (2,479,765) National treasury notes - - 7,236,683 51,819,949 59,056,632 55,534,119 (3,522,513) National treasury bills - 15,786,205 3,848,420 26,095,203 45,729,828 45,130,472 (599,356) Rural product notes 670,976 2,884,920 4,462,058 25,971,815 33,989,769 34,258,756 268,987 Promissory notes 270,037 2,319,554 2,625,239 16,398,899 21,613,729 22,139,082 525,353 Other 3,036 338,634 4,132,550 14,891,846 19,366,066 19,113,771 (252,295) - Insurance Group - - 1,438,094 51,063,481 52,501,575 48,242,325 (4,259,250) • Insurance and Capitalization bonds - - 129,375 12,487,525 12,616,900 10,722,942 (1,893,958) - National treasury notes - - 129,375 12,487,525 12,616,900 10,722,942 (1,893,958) • Pension plans - - 1,308,719 38,575,956 39,884,675 37,519,383 (2,365,292) - National treasury notes - - 1,308,719 38,575,956 39,884,675 37,519,383 (2,365,292) Total 3,754,091 22,059,104 26,645,148 230,423,380 282,881,723 272,562,884 (10,318,839) (1) Gains and losses are not recognized in the financial statements. I) Reconciliation of expected losses of financial assets at amortized cost: R$ thousands Stage 1 Stage 2 Stage 3 Total (1) Expected loss of financial assets at amortized cost on January 1, 2025 711,909 50,705 5,408,826 6,171,440 Transferred to Stage 1 - (1,673) (6,698) (8,371) Transferred to Stage 2 (105,185) - (64,304) (169,489) Transferred to Stage 3 (8,196) (9,535) - (17,731) Transfer from Stage 1 - 105,185 8,196 113,381 Transfer from Stage 2 1,673 - 9,535 11,208 Transfer from Stage 3 6,698 64,304 - 71,002 New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss 40,191 470,582 (729,142) (218,369) Expected loss of financial assets at amortized cost on September 30, 2025 647,090 679,568 4,626,413 5,953,071 (1) The expected loss expense is recorded as “Expected Loss on Other Financial Assets” in the Consolidated Statement of Income. BRADESCO | Consolidated Financial Statements 99 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 10) INTERBANK INVESTMENTS a) Breakdown and maturity R$ thousands On September 30, 2025 1 to 30 days 31 to 180 days 181 to 360 days More than 360 days Total Repurchase agreements: Own portfolio position 36,902,064 3,617,084 71,007 - 40,590,155 ● National treasury notes 9,307,821 524,743 - - 9,832,564 ● National treasury bills 8,199,630 2,444,109 - - 10,643,739 ● Financial treasury bills 17,090,474 302,750 - - 17,393,224 ● Other 2,304,139 345,482 71,007 - 2,720,628 Funded position 111,976,893 40,639,807 15,831 - 152,632,531 ● National treasury notes 17,123,654 23,862,535 - - 40,986,189 ● National treasury bills 56,510,138 6,447,811 - - 62,957,949 ● Financial treasury bills 38,254,693 10,221,196 - - 48,475,889 ● Other 88,408 108,265 15,831 - 212,504 Unrestricted position 13,862,562 12,788,819 - - 26,651,381 ● Financial treasury bills 13,862,562 12,788,819 - - 26,651,381 Subtotal 162,741,519 57,045,710 86,838 - 219,874,067 Interest-earning deposits in other banks: ● Interest-earning deposits in other banks: 3,300,688 3,786,231 7,392,753 1,488,184 15,967,856 Subtotal 3,300,688 3,786,231 7,392,753 1,488,184 15,967,856 Investments in foreign currencies: ● Notice Period 52,413 - - - 52,413 ● Fixed Term 1,245,526 - - - 1,245,526 Subtotal 1,297,939 - - - 1,297,939 On September 30, 2025 167,340,146 60,831,941 7,479,591 1,488,184 237,139,862% 70.5 25.7 3.2 0.6 100.0 b) Income from interbank investment These amounts are presented in the income statement as a component of revenue from financial intermediation – Net gain or (loss) with Securities and interbank investments. R$ thousands Nine-month period ended September 30, 2025 Income from investments in purchase and sale commitments: • Own portfolio position 7,066,752 • Funded position 13,846,037 • Unrestricted position 1,890,836 Subtotal 22,803,625 Income from interest-earning deposits in other banks/Others 2,981,134 Total (Note 7f III) 25,784,759 BRADESCO | Consolidated Financial Statements 100 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 11) COMPULSORY AND OTHER DEPOSITS WITH THE BRAZILIAN CENTRAL BANK a) Reserve requirement and Other deposits R$ thousands Remuneration On September 30, 2025 Compulsory deposit – demand deposits not remunerated 8,980,470 Compulsory deposit – savings deposits savings index 24,711,301 Compulsory deposit – time deposits Selic rate 75,016,733 Discretionary deposits at the Central Bank Selic rate 11,000,000 Total 119,708,504 b) Revenue from compulsory and other deposits with the Brazilian Central Bank R$ thousands Nine-month period ended September 30 Reserve requirement – Bacen (Compulsory deposit) 8,675,784 Reserve requirement – SFH (1) 28,152 Total 8,703,936 (1) Deposits requirement to SFH (Housing Finance System) are recorded under caption “Other assets” 12) LOANS AND OTHER CREDIT EXPOSURES a) Loans by type of product R$ thousands On September 30, 2025 Companies 326,589,240 - Financing and On-lending 133,395,272 - Financing and export 38,483,046 - Housing loans 32,858,713 - Onlending BNDES/Finame 20,853,691 - Vehicle loans 22,562,362 - Import 11,592,513 - Leases 7,044,947 - Borrowings 176,344,264 - Working capital 129,026,552 - Rural loans (b) 13,027,783 - Other 34,289,929 - Limit operations (1) 16,849,704 Individuals 428,710,650 - Financing and On-lending 157,806,736 - Housing loans 111,912,682 - Vehicle loans 38,783,362 - Onlending BNDES/Finame 6,607,103 - Other 503,589 - Borrowings 186,645,934 - Personal credit 163,578,376 - Rural loans (b) 16,665,983 - Other 6,401,575 - Limit operations (1) 84,257,980 Total portfolio 755,299,890 Impairment of loans (48,870,655) Total loans, net (2) 706,429,235 (1) Refers to outstanding operations with pre-established limits linked to current account and credit card, whose credit limits are automatically recomposed as the amounts used are paid; and (2) Composed of Loans Operations - R$599,151,255 thousand, Leases - R$7,188,880 thousand, and Other Financial Assets - R$100,089,100 thousand, net of provisions for expected losses. BRADESCO | Consolidated Financial Statements 101 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements b) Rural loans ( Resource Allocation) For the 2025/2026 Crop Plan, rural credit is projected to be allocated in the amount of R$40,669,971 thousand, corresponding to the sum of the liability on the VSR - Value Subject to Collection (31.5%) and Agribusiness Credit Bill - LCA (60%). To comply with these obligations Bradesco uses the following instruments: Rural Loan; DIR - Rural Interfinancial Deposits; CPR – Rural Producer Bond and CDCA – Agribusiness Credit Rights Certificate. The direct and indirect costs to meet this requirement are the normal costs linked to loan operations. There is no forecast of costs for non-compliance with the liabilities. BRADESCO | Consolidated Financial Statements 102 Consolidated Financial Statements | Notes to the Consolidated Financial Statements c) Reconciliation of the gross book value of loan operations Stage 1 R$ thousands Balance on January 1, 2025 Transfer to Stage 2 Transfer to Stage 3 Transfer from Stage 2 Transfer from Stage 3 Originated/ Settlements Balance on September 30, 2025 (1) Companies 282,633,333 (4,315,591) (2,871,196) 756,853 328,291 16,472,021 293,003,711 - Financing 125,114,755 (1,379,309) (640,207) 200,150 85,178 2,426,286 125,806,853 - Borrowings 145,133,328 (2,629,455) (2,119,658) 494,321 222,448 11,768,655 152,869,639 - Revolving 12,385,250 (306,827) (111,331) 62,382 20,665 2,277,080 14,327,219 Individuals 347,118,718 (8,297,508) (5,120,965) 3,144,781 2,105,132 31,540,235 370,490,393 - Financing 132,000,317 (3,843,851) (1,641,379) 1,283,303 285,581 15,026,050 143,110,021 - Borrowings 149,534,315 (2,914,303) (3,261,904) 1,331,701 1,277,343 13,030,033 158,997,185 - Revolving 65,584,086 (1,539,354) (217,682) 529,777 542,208 3,484,152 68,383,187 Total 629,752,051 (12,613,099) (7,992,161) 3,901,634 2,433,423 48,012,256 663,494,104 (1) Of the total assets allocated in the first stage, R$932,910 thousand have delays exceeding 30 days. Stage 2 R$ thousands Balance on January 1, 2025 Transfer to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Transfer from Stage 3 Originated/ Settlements Balance on September 30, 2025 Companies 6,946,383 (756,853) (1,075,172) 4,315,591 787,688 32,703 10,250,340 - Financing 1,861,943 (200,150) (242,097) 1,379,309 15,008 (450,017) 2,363,996 - Borrowings 4,363,092 (494,321) (727,774) 2,629,455 753,921 417,208 6,941,581 - Revolving 721,348 (62,382) (105,301) 306,827 18,759 65,512 944,763 Individuals 21,911,700 (3,144,781) (3,338,795) 8,297,508 1,414,657 (428,426) 24,711,863 - Financing 8,443,456 (1,283,303) (1,067,829) 3,843,851 180,438 (990,148) 9,126,465 - Borrowings 9,169,428 (1,331,701) (1,444,005) 2,914,303 1,111,815 221,754 10,641,594 - Revolving 4,298,816 (529,777) (826,961) 1,539,354 122,404 339,968 4,943,804 Total 28,858,083 (3,901,634) (4,413,967) 12,613,099 2,202,345 (395,723) 34,962,203 BRADESCO | Consolidated Financial Statements 103 Consolidated Financial Statements | Notes to the Consolidated Financial Statements Stage 3 R$ thousands Balance on January 1, 2025 Transfer to Stage 1 Transfer to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Originated/ Settlements (Write off) Balance on September 30, 2025 (1) (2) Companies 26,373,476 (328,291) (787,688) 2,871,196 1,075,172 2,651,013 (8,519,689) 23,335,189 - Financing 5,494,788 (85,178) (15,008) 640,207 242,097 (696,768) (355,715) 5,224,423 - Borrowings 19,479,034 (222,448) (753,921) 2,119,658 727,774 2,311,012 (7,128,065) 16,533,044 - Revolving 1,399,654 (20,665) (18,759) 111,331 105,301 1,036,769 (1,035,909) 1,577,722 Individuals 34,274,975 (2,105,132) (1,414,657) 5,120,965 3,338,795 11,829,571 (17,536,123) 33,508,394 - Financing 4,432,803 (285,581) (180,438) 1,641,379 1,067,829 (516,163) (589,579) 5,570,250 - Borrowings 18,622,180 (1,277,343) (1,111,815) 3,261,904 1,444,005 6,130,557 (10,062,333) 17,007,155 - Revolving 11,219,992 (542,208) (122,404) 217,682 826,961 6,215,177 (6,884,211) 10,930,989 Total 60,648,451 (2,433,423) (2,202,345) 7,992,161 4,413,967 14,480,584 (26,055,812) 56,843,583 (1) Of the total assets allocated to the third stage, R$22,558,189 thousand originated from restructured operations; and (2) We do not have contracts that were not allocated to Stage 3, due to the credit risk being significantly lower compared to other instruments of the same counterparty characterized as assets with credit recovery issues. Consolidated - All stages R$ thousands Balance on January 1, 2025 Originated/ Settlements (Write off) (1) Balance on September 30, 2025 (1) Companies 315,953,192 19,155,737 (8,519,689) 326,589,240 - Financing 132,471,486 1,279,501 (355,715) 133,395,272 - Borrowings 168,975,454 14,496,875 (7,128,065) 176,344,264 - Revolving 14,506,252 3,379,361 (1,035,909) 16,849,704 Individuals 403,305,393 42,941,380 (17,536,123) 428,710,650 - Financing 144,876,576 13,519,739 (589,579) 157,806,736 - Borrowings 177,325,923 19,382,344 (10,062,333) 186,645,934 - Revolving 81,102,894 10,039,297 (6,884,211) 84,257,980 Total 719,258,585 62,097,117 (26,055,812) 755,299,890 (1) Of the total operations, R$663,494,104 thousand have low credit risk compared to the total portfolio. In addition, 59% of the operations are secured. BRADESCO | Consolidated Financial Statements 104 Consolidated Financial Statements | Notes to the Consolidated Financial Statements d) Reconciliation of expected losses from loans Stage 1 R$ thousands Balance on January 1, 2025 Transfer to Stage 2 Transfer to Stage 3 Transfer from Stage 2 Transfer from Stage 3 Constitution/ (Reversion) Balance on September 30, 2025 Companies 3,594,618 (142,307) (112,526) 66,836 171,188 (317,443) 3,260,366 - Financing 1,001,834 (30,391) (13,410) 14,582 41,971 (60,508) 954,078 - Borrowings 2,273,738 (101,890) (93,351) 50,130 122,053 (313,675) 1,937,005 - Revolving 319,046 (10,026) (5,765) 2,124 7,164 56,740 369,283 Individuals 6,157,999 (235,506) (262,867) 304,258 1,033,375 (612,073) 6,385,186 - Financing 437,710 (33,998) (26,369) 44,637 71,177 (32,429) 460,728 - Borrowings 3,845,053 (150,442) (227,052) 233,975 730,911 (428,786) 4,003,659 - Revolving 1,875,236 (51,066) (9,446) 25,646 231,287 (150,858) 1,920,799 Total 9,752,617 (377,813) (375,393) 371,094 1,204,563 (929,516) 9,645,552 Stage 2 R$ thousands Balance on January 1, 2025 Transfer to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Transfer from Stage 3 Constitution/ (Reversion) Balance on September 30, 2025 Companies 988,363 (66,836) (195,862) 142,307 469,174 (98,289) 1,238,857 - Financing 238,312 (14,582) (48,293) 30,391 7,498 55,389 268,715 - Borrowings 619,065 (50,130) (123,713) 101,890 455,313 (216,421) 786,004 - Revolving 130,986 (2,124) (23,856) 10,026 6,363 62,743 184,138 Individuals 3,236,267 (304,258) (857,502) 235,506 777,743 650,354 3,738,110 - Financing 414,750 (44,637) (127,297) 33,998 50,482 93,871 421,167 - Borrowings 2,158,363 (233,975) (487,545) 150,442 677,453 228,749 2,493,487 - Revolving 663,154 (25,646) (242,660) 51,066 49,808 327,734 823,456 Total 4,224,630 (371,094) (1,053,364) 377,813 1,246,917 552,065 4,976,967 BRADESCO | Consolidated Financial Statements 105 Consolidated Financial Statements | Notes to the Consolidated Financial Statements Stage 3 R$ thousands Balance on January 1, 2025 Transfer to Stage 1 Transfer to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Constitution/ (Reversion) (Write off) Balance on September 30, 2025 Companies 15,090,689 (171,188) (469,174) 112,526 195,862 6,573,298 (8,519,689) 12,812,324 - Financing 2,180,059 (41,971) (7,498) 13,410 48,293 366,650 (355,715) 2,203,228 - Borrowings 12,049,650 (122,053) (455,313) 93,351 123,713 5,035,443 (7,128,065) 9,596,726 - Revolving 860,980 (7,164) (6,363) 5,765 23,856 1,171,205 (1,035,909) 1,012,370 Individuals 21,391,524 (1,033,375) (777,743) 262,867 857,502 18,271,160 (17,536,123) 21,435,812 - Financing 1,790,547 (71,177) (50,482) 26,369 127,297 1,263,036 (589,579) 2,496,011 - Borrowings 12,686,999 (730,911) (677,453) 227,052 487,545 9,966,872 (10,062,333) 11,897,771 - Revolving 6,913,978 (231,287) (49,808) 9,446 242,660 7,041,252 (6,884,211) 7,042,030 Total 36,482,213 (1,204,563) (1,246,917) 375,393 1,053,364 24,844,458 (26,055,812) 34,248,136 Consolidated - All stages R$ thousands Balance on January 1, 2025 Constitution/ (Reversion) (1) (Write off) Balance on September 30, 2025 Companies 19,673,670 6,157,566 (8,519,689) 17,311,547 - Financing 3,420,205 361,531 (355,715) 3,426,021 - Borrowings 14,942,453 4,505,347 (7,128,065) 12,319,735 - Revolving 1,311,012 1,290,688 (1,035,909) 1,565,791 Individuals 30,785,790 18,309,441 (17,536,123) 31,559,108 - Financing 2,643,007 1,324,478 (589,579) 3,377,906 - Borrowings 18,690,415 9,766,835 (10,062,333) 18,394,917 - Revolving 9,452,368 7,218,128 (6,884,211) 9,786,285 Total 50,459,460 24,467,007 (26,055,812) 48,870,655 (1) Relates to early settlements, maturities and modifications. BRADESCO | Consolidated Financial Statements 106 Consolidated Financial Statements | Notes to the Consolidated Financial Statements e) Restructured Loans Operations The total balance of “Loans Operations with expected losses” associated with credit risk, includes restructurings loans. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount. Restructurings may occur after debts are past due or when the Company has information about a significant deterioration in the client’s creditworthiness. The purpose of such restructurings is to adapt the loan to reflect the client’s actual payment capacity. The following table shows changes made and our analysis of our portfolio of restructured loans: R$ thousands Opening balance on January 1, 2025 34,755,068 Amount restructured (1) 13,629,742 Amount received/Others (2) (10,411,837) Write-offs (9,668,308) Balance on September 30, 2025 28,304,665 Expected credit loss associated with credit risk (15,399,367) Total of restructured loan operations, net of expected loss 12,905,298 Expected loss on restructured loan operations as a percentage of total restructured loan operations 54.4% Total of restructured loan operations as a percentage of the total credit portfolio 3.7% Total restructured loan operations as a percentage of the total loans, net of expected loss 4.0% (1) The Organization opted to use Article 71-A of CMN Resolution 5146 of June 26, 2024, which allows institutions to use the effective interest rate renegotiated up to December 31, 2026, to calculate the present value of restructured contractual cash flows; and (2) Includes the settlement of restructured contracts through the realization of new operations. At the time a loan is modified, Management considers the new loan’s conditions and restructured maturity, and it is no longer considered past due. From the date of modification, restructured interest begins to accrue, using the effective interest rate method, taking into consideration the client’s capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point. Additionally, any balances related to restructured loans and advances to customers that have already been written off and recorded in off balance acounts accounts, as well as any gains from restructurings, are recognized only when received. BRADESCO | Consolidated Financial Statements 107 Consolidated Financial Statements | Notes to the Consolidated Financial Statements f) Expected losses net of recoveries Provision expense for expected losses associated with credit risk, net of recovery of written-off credits. R$ thousands Nine-month period ended September 30, 2025 Amount constituted 26,036,232 Amount recovered (4,143,299) Expected Credit Loss Associated with Credit Risk expense net of amounts recovered (1) 21,892,933 (1) In the nine-month period ended September 30, 2025, there were credit assignments from operations already written off as losses in the amount of R$606,063 thousand, with a sale value of R$86,457 thousand, and credit assignment from active operations in the amount of R$2,662 thousand, with a sale value of R$76 thousand, without retention of risks and benefits. g) Items not recorded on the balance sheet The table below shows the amounts representing the total risk of items not recorded on the balance sheet (off balance): R$ thousands On September 30, 2025 Commitments to extend credit (1) 356,524,267 Financial guarantees (2) 118,237,870 Letters of credit for imports 553,099 Total 475,315,236 (1) Includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and (2) Refers to guarantees mostly provided for Corporate customers. Financial guarantees are conditional commitments of loans issued to ensure a client's performance before a third party. Under these guarantees, we generally have the right to make a regressive claim against the client to recover any amounts paid. In addition, we may retain cash resources or other high liquidity guarantees to ensure these commitments. Contracts are subject to the same credit assessments applied in other credit concessions. The committed letters of credit are issued to guarantee public and private debt issuance agreements, including commercial papers, securities financing and similar transactions. The committed letters of credit are subject to the credit assessment of the client by the Management. The letters of credit are commitments issued to ensure a client’s performance to a third party. We issue international letters of credit to enable foreign trade transactions. These instruments are short-term commitments to pay the beneficiary of a third party under certain contractual conditions for the shipment of products. Contracts are subject to the same credit assessments applied in other credit concessions. BRADESCO | Consolidated Financial Statements 108 Consolidated Financial Statements | Notes to the Consolidated Financial Statements 13) OTHER FINANCIAL ASSETS a) Sundry R$ thousands On September 30, 2025 Receivables related to payment transactions 63,471,032 Trade and credit receivables 25,462,527 Debtors for escrow deposits 22,748,977 Advances on foreign exchange contracts 14,731,296 Receivables 5,435,833 Specific amounts 8,103,847 Securities trading 4,164,802 Other 3,169,147 Total 147,287,461 BRADESCO | Consolidated Financial Statements 109 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 14) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES a) Composition of Investments in associates and jointly controlled entities (joint venture) Companies R$ thousands On September 30, 2025 Headquarters' location Equity interest Shareholding interest with voting rights Investment book value Current assets Non - current assets Current liabilities Noncurrent liabilities Share of profit (loss) of associates and jointly controlled entities (1) Accumulated other comprehensive income Total comprehensive income Haitong Banco de Investimento do Brasil S.A. São Paulo - Brazil 20,00% 20,00% 112,156 6,041,162 2,304,675 5,415,692 2,369,366 16,785 1,188 17,973 Tecnologia Bancária S.A. (2) São Paulo - Brazil 24,55% 24,32% 249,262 1,026,577 2,521,222 965,296 1,591,490 7,985 - 7,985 Swiss Re Corporate Solutions Brasil (2) São Paulo - Brazil 40,00% 40,00% 528,401 3,378,095 2,061,230 3,413,831 940,781 15,930 (7,368) 8,562 Elo Participações Ltda. (3) São Paulo - Brazil 50,01% 50,01% 947,946 911,578 5,924,196 561,970 4,378,292 665,282 (71,681) 593,601 Other (4) 10,880,878 629,742 Total on September 30, 2025 12,718,643 1,335,724 (1) Share of profit (loss) of associates and jointly controlled entities consider the results of the companies and include equity variations of the investees not arising from the result, as well as the adjustments for alignment of accounting practices, when applicable; (2) Companies with equity accounting using balance sheets with a reporting date delay in relation to the base date of the financial statements, permitted by regulation; (3) Brazilian company, provider of services related to credit and debit cards and other means of payment; and (4) Primarily includes investments in Cielo S.A and Banco John Deere. Organization received dividends of R$123,957 thousand in the nine-month period ended September 30, 2025 from Cielo S.A. BRADESCO | Consolidated Financial Statements 110 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 15) PREMISES AND EQUIPMENT a) Compositon by class of premises and equipment R$ thousands Estimated useful life Cost Accumulated depreciation Accumulated impairment of non-financial assets Carrying amount Buildings 4% 1,407,661 (1,042,722) (238) 364,701 Land - 703,684 - - 703,684 Installations, property and equipment for use 10% 5,205,025 (3,375,384) (948) 1,828,693 Rights of Use (1) - 3,346,780 (944,819) 2,401,961 Security and communication systems 10% to 20% 386,876 (259,740) (2,581) 124,555 Data processing systems 20% to 40% 7,115,100 (4,568,890) (7,479) 2,538,731 Transportation systems 10% to 20% 313,463 (129,904) - 183,559 Assets under construction - 107,999 (179) - 107,820 Balance on September 30, 2025 (1) 18,586,588 (10,321,638) (11,246) 8,253,704 (1) Includes underlying assets identified in lease contracts recognized within the scope of Resolution No. 4,975/21. We have entered into leasing contracts basically for real estate and data processing equipment, which are recorded as leased buildings and equipment in fixed assets. See Note on Other Financial Liabilities for disclosure of the obligation. b) Net change in premises and equipment in use by class R$ thousands Buildings Land Installations, property and equipment for use Security and communications systems Data processing systems Transportation systems Other (1) Total (2) Balance as of January 1, 2025 330,752 713,838 2,079,067 119,670 3,432,633 207,142 547,277 7,430,379 Additions / Reductions 69,769 (10,154) 128,224 26,241 (365,940) 1,211 2,882,112 2,731,463 Depreciation (35,820) - (378,598) (21,356) (527,962) (24,794) (919,608) (1,908,138) Balance on September 30, 2025 364,701 703,684 1,828,693 124,555 2,538,731 183,559 2,509,781 8,253,704 (1) Includes premises and equipment in Progress and Rights of Use; and (2) Includes underlying assets identified in lease contracts recognized within the scope of Resolution 4.975/21. The fixed assets to shareholders’ equity ratio is 26.6% when only considering companies and payment institutions within the economic group (the “Prudential Conglomerate”), where the maximum limit is 50.0% as determined by CMN Resolution No. 4,957/21. BRADESCO | Consolidated Financial Statements 111 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 16) INTANGIBLE ASSETS a) Goodwill The goodwill recognized from investment acquisitions totaled R$4,668,158 thousand, net of provisions for impairment and accumulated amortization, of which: (i) R$2,525,864 thousand recognized in ‘Investments’ arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss/Grupo Santa/Others); and (ii) R$2,142,294 thousand arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, recognized in Intangible Assets. Goodwill was amortized in the nine-month period ended September 30, 2025 in the amount of R$259,515 thousand. b) Intangible assets Acquired intangible assets consist of: R$ thousands On September 30, 2025 Rate of Amortization (1) Cost Accumulated amortization Accumulated impairment of nonfinancial assets Cost net of amortization Acquisition of rights to provide financial services Contract 9,757,399 (4,696,381) (74,698) 4,986,320 Software Up to 10% 26,465,701 (15,463,479) (6,191) 10,996,031 Goodwill (2) Up to 20% 14,343,543 (11,872,181) (329,068) 2,142,294 Other Contract 2,402,979 (1,303,359) - 1,099,620 Total on September 30, 2025 52,969,622 (33,335,400) (409,957) 19,224,265 (1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under “Other Administrative Expenses”; and (ii) Acquisition of rights to provide financial services and Goodwill in “Other Operating Expenses”; (2) On September 30, 2025, was primarily composed of goodwill on the acquisition of equity interest in Bradesco Bank – R$717,266 thousand, Odonto System – R$5,599 thousand, Bradescard Mexico – R$6,398 thousand, Kirton Bank - R$390,250 thousand, RCB Investimentos – R$474,795 thousand, Banco Digio – R$77,175 thousand and Tivio Capital Distribuidora de Valores Mobiliários – R$104,589 thousand. c) Changes in intangible assets by type R$ thousands On January 1, 2025 Additions / (reductions) Amortization for the period On September 30, 2025 Acquisition of rights to provide financial services 5,553,483 828,408 (1,395,571) 4,986,320 Software 10,287,797 2,788,985 (2,080,751) 10,996,031 Goodwill – Future profitability 660,471 483,052 (182,087) 961,436 Goodwill – Based on intangible assets 903,626 - (72,907) 830,719 Goodwill – Difference in fair value of assets/liabilities 354,660 - (4,521) 350,139 Other 1,230,115 55,421 (185,916) 1,099,620 Total 18,990,152 4,155,866 (3,921,753) 19,224,265 BRADESCO | Consolidated Financial Statements 112 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 17) OTHER ASSETS R$ thousands On September 30, 2025 Interbank and interdepartmental accounts 1,331,065 Other debtors 4,038,177 Prepaid expenses 4,693,357 Other assets and values 81,913 Other (1) 5,972,836 Total 16,117,348 (1) Includes: (i) amounts receivable, other advances, advances and payments made by the Organization with reimbursement rights; (ii) investment property, in the amount of R$1,391,548 thousand; and (iii) R$ 2,060,445 thousand of shares in publicly-held companies received as payment, recorded as investments held for sale, in accordance with Resolution No. 4,817/20, and which are valued by an independent valuation report. a) Non-financial assets held for sale R$ thousands On September 30, 2025 Cost Accumulated impairment of non-financial assets Cost net of provision Real estate 2,265,148 (1,183,037) 1,082,111 Vehicles and similar 882,537 (375,832) 506,705 Machinery and equipment 4,395 (2,919) 1,476 Total on September 30, 2025 3,152,080 (1,561,788) 1,590,292 b) Prepaid expenses R$ thousands On September 30, 2025 Deferred insurance acquisition costs (1) 3,009,346 Commission for the placement of loans and financing (2) 4,992 Advertising and marketing expenses (3) 166,649 Other (4) 1,512,370 Total 4,693,357 (1) Commissions paid to brokers and representatives for sale of insurance, pension plans and capitalization bond products; (2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans; (3) Prepaid expenses of future advertising and marketing campaigns on media; and (4) It includes, primarily: (i) Prepayments of Information; and (ii) card issue costs. BRADESCO | Consolidated Financial Statements 113 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 18) DEPOSITS FROM BANKS R$ thousands On September 30, 2025 1 to 30 days 31 to 180 days 181 to 360 days More than 360 days Total Demand deposits - Financial Institutions 1,266,660 - - - 1,266,660 Interbank deposits 2,746,232 361,393 1,693,788 397,298 5,198,711 Securities sold under agreements to repurchase (a) 297,774,361 14,704,894 - 791,757 313,271,012 Borrowings (b) 7,925,682 18,251,482 11,239,456 2,393,220 39,809,840 Onlending (c) 1,027,962 4,168,373 5,741,564 17,171,169 28,109,068 Total on September 30, 2025 310,740,897 37,486,142 18,674,808 20,753,444 387,655,291% 80.2 9.7 4.8 5.3 100.0 a) Securities sold under agreements to repurchase R$ thousands On September 30, 2025 1 to 30 days 31 to 180 days 181 to 360 days More than 360 days Total Own securities 128,895,894 1,652,678 - 791,757 131,340,329 ● Government securities 119,671,168 1,652,678 - - 121,323,846 ● Foreign 9,224,726 - - 791,757 10,016,483 Sale of securities purchased under reverse repos (1) 152,491,129 291,058 - - 152,782,187 Sale of securities with no restriction on right to resell or repledge the collateral (1) 16,387,338 12,761,158 - - 29,148,496 Total on September 30, 2025 297,774,361 14,704,894 - 791,757 313,271,012% 95.0 4.7 - 0.3 100.0 (1) Represented by government securities. b) Borrowing R$ thousands On September 30, 2025 1 to 30 days 31 to 180 days 181 to 360 days More than 360 days Total Overseas 7,925,682 18,251,482 11,239,456 2,393,220 39,809,840 Total on September 30, 2025 7,925,682 18,251,482 11,239,456 2,393,220 39,809,840% 19.9 45.9 28.2 6.0 100.0 BRADESCO | Consolidated Financial Statements 114 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements c) On-lending (1) R$ thousands On September 30, 2025 1 to 30 days 31 to 180 days 181 to 360 days More than 360 days Total In Brazil 1,027,962 4,168,373 5,741,564 17,171,169 28,109,068 - FINAME 639,116 2,710,767 3,366,131 12,137,592 18,853,606 - BNDES 255,180 1,457,606 1,704,359 4,912,054 8,329,199 - National Treasury - - 671,074 - 671,074 - Other institutions 133,666 - - 121,523 255,189 Total on September 30, 2025 1,027,962 4,168,373 5,741,564 17,171,169 28,109,068% 3.7 14.8 20.4 61.1 100.0 (1) Onlendings consist of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others. d) Borrowing and on-lending expenses R$ thousands Nine-month period ended September 30, 2025 Borrowing: - In Brazil 132,135 - Overseas 933,347 - Foreign exchange variation from other assets and liabilities overseas 1,573,262 Subtotal borrowing 2,638,744 On-lending in Brazil: - BNDES 479,034 - FINAME 1,632,147 - National Treasury 25,277 - Other institutions 7,702 On-lending overseas: - Payables to foreign bankers 557,099 Subtotal on-lending 2,701,259 Total 5,340,003 e) Expenses for market funding R$ thousands Nine-month period ended September 30, 2025 Savings deposits 6,760,604 Time deposits 33,791,939 Securities sold under agreements to repurchase 27,892,159 Funds from securities issued (Note 20a) 22,369,959 Subordinated debts (Note 21b) 6,334,898 Other funding expenses 325,200 Total 97,474,759 BRADESCO | Demonstrações Financeiras Consolidadas 115 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 19) DEPOSITS FROM CUSTOMERS R$ thousands On September 30, 2025 1 to 30 days 31 to 180 days 181 to 360 days More than 360 days Total Demand deposits - customers (1) 32,233,449 - - - 32,233,449 Savings deposits (1) 123,974,260 - - - 123,974,260 Time deposits (2) 41,099,620 51,559,858 90,200,904 321,561,330 504,421,712 Total on September 30, 2025 197,307,329 51,559,858 90,200,904 321,561,330 660,629,421% 29.8 7.8 13.7 48.7 100.0 (1) Classified within 1 to 30 days, without considering the historical turnover; and (2) Considers the maturities established in the contracts. 20) SECURITIES ISSUED R$ thousands On September 30, 2025 1 to 30 days 31 to 180 days 181 to 360 days More than 360 days Total Securities – Brazil: - Letters of credit for real estate 6,966,577 20,165,771 5,723,295 35,388,944 68,244,587 - Letters of credit for agribusiness 2,454,111 16,444,126 3,403,406 29,696,146 51,997,789 - Financial bills 3,056,387 21,507,243 26,526,217 82,960,267 134,050,114 - Letters of credit guaranteed by property (1) 1,164,912 3,764,483 1,782,468 20,307,752 27,019,615 Subtotal 13,641,987 61,881,623 37,435,386 168,353,109 281,312,105 Securities – Overseas: - MTN Program Issues (2) 1,146,856 165,778 2,746 9,236,014 10,551,394 Subtotal 1,146,856 165,778 2,746 9,236,014 10,551,394 Structured Operations Certificates 97,094 317,490 327,943 4,725,199 5,467,726 Total on September 30, 2025 14,885,937 62,364,891 37,766,075 182,314,322 297,331,225% 5.0 21.0 12.7 61.3 100.0 (1) Funding guaranteed by the real estate credit portfolio, in the amount of R$30,773,894 thousand, which complies with the requirements determined by CMN Resolution No. 5,001/22, of which: sufficiency requirement, liquidity requirement, term requirement, Programs 2 and 3 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 222 and 241 months and a term of 35 and 27 months, the credit rights correspond to 1.77% of total assets and 37.07% of the value of collateral of the properties. Additionally, the LIG Issuance Instrument and the asset portfolio management policy are in line with CMN Resolution No. 5,001/22; and (2) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term. BRADESCO | Consolidated Financial Statements 116 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements a) Movement of fund from securities issued R$ thousands Opening balance on January 1, 2025 257,977,344 Issuance 106,148,486 Interest accrued 22,369,959 Settlement and interest payments (91,961,645) Foreign exchange variation 2,797,081 Balance on September 30, 2025 297,331,225 21) SUBORDINATED DEBT a) Composition by maturity Maturity R$ thousands Original term in years Nominal amount On September 30, 2025 In Brazil Financial bills: 2027 7 401,060 716,678 2026 8 694,800 1,328,712 2028 8 55,437 99,295 2030 8 2,368,200 3,769,228 2027 9 89,700 181,231 2025 10 178,937 720,500 2026 10 196,196 634,361 2027 10 256,243 572,035 2028 10 248,300 552,442 2030 10 124,500 208,624 2031 10 7,270,000 12,712,091 2032 10 5,378,500 8,529,849 2033 10 531,000 683,803 2026 11 2,500 4,401 2027 11 47,046 114,498 2028 11 74,764 172,557 Perpetual 19,153,355 20,962,120 Total (1) (2) 51,962,425 (1) Includes the amount of R$47,612,378 thousand, relating to subordinated debts recognized as “Eligible Debt Capital Instruments” for regulatory capital purpose; and (2) The information on results is presented in Note 18e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds. b) Movement of subordinated debts R$ thousands Opening balance on January 1, 2025 57,458,927 Issuance 5,555,700 Interest accrued 6,334,898 Settlement and interest payments (17,387,100) Closing balance on September 30, 2025 51,962,425 BRADESCO | Consolidated Financial Statements 117 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 22) OTHER FINANCIAL LIABILITIES R$ thousands On September 30, 2025 Interbank and interdepartmental accounts 45,622,069 Securities trading 9,264,687 Lease liabilities (a) 3,452,318 Obligations for operations linked to assignment 3,399,854 Total 61,738,928 a) Leases liabilities R$ thousands Opening balance on January 1, 2025 3.014.544 Remeasurement and new contracts 1.316.741 Payments (1.135.546) Appropriation of financial charges 256.579 Closing balance on September 30, 2025 3.452.318 Maturity of leases The maturity of these financial liabilities as of September 30, 2025 is divided as follows: R$722,692 thousand up to one year, R$1,726,873 thousand between 1 and 5 years and R$510,409 thousand over 5 years. Impacto on the statement of income The impact on the income in the nine-month period ended September 30, 2025, was: “Expenses of depreciation” – R$919,608 thousand, “Interest and similar expenses” – R$256,579 thousand. BRADESCO | Consolidated Financial Statements 118 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 23) PROVISIONS a) Insurance, Pension Plans and Capitalization bonds I) Technical provisions R$ thousands On September 30, 2025 Insurance (1) Life and pension plans (2) Capitalization bonds Total Current and long-term liabilities Mathematical reserve for unvested benefits (PMBAC) 1,260,368 369,648,388 - 370,908,756 Mathematical reserve for vested benefits (PMBC) 492,974 12,667,987 - 13,160,961 Mathematical reserve for capitalization bonds (PMC) - - 8,446,526 8,446,526 Reserve for claims incurred but not reported (IBNR) 8,132,230 949,373 - 9,081,603 Unearned premium reserve 7,753,753 3,041,764 - 10,795,517 Reserve for unsettled claims (PSL) 7,933,671 1,458,698 - 9,392,369 Reserve for financial surplus (PET) - 629,497 - 629,497 Reserve for draws (PSR) and Reserve for redemptions (PR) - - 1,598,911 1,598,911 Other provisions 4,886,896 6,241,612 101,663 11,230,171 Total technical provisions 30,459,892 394,637,319 10,147,100 435,244,311 BRADESCO | Consolidated Financial Statements 119 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements II) Guarantees for technical provisions R$ thousands On September 30, 2025 Insurance Life and pension plans Capitalization bonds Total Total technical provisions 30,459,892 394,637,319 10,147,100 435,244,311 (-) Mathematical reserve for unvested benefits (PGBL e VGBL) (4) - (336,754,035) - (336,754,035) (-) Commercialization surcharge – extended warranty (314,707) - - (314,707) (-) Portion corresponding to contracted reinsurance (24,931) (13,623) - (38,554) (-) Premiums receivables (2,980,494) - - (2,980,494) (-) Unearned premium reserve – Health and dental insurance (3) (2,679,728) - - (2,679,728) (-) Other deductions - Health and dental insurance (3) (5,005,840) - - (5,005,840) Technical provisions to be covered 19,454,192 57,869,661 10,147,100 87,470,953 Investment fund quotas (excluding VGBL and PGBL) 8,402,226 22,892,940 6,107,611 37,402,777 Government securities 14,620,716 33,875,619 4,373,294 52,869,629 Stocks - 1,015,573 - 1,015,573 Private securities 230,495 561,609 - 792,104 Total assets held to guarantee technical provisions 23,253,437 58,345,741 10,480,905 92,080,083 (1) “Other reserves” - Insurance includes, substantially, the Provision for Insufficient Premiums (PIP) of R$4,755,854 thousand and the Reserve for Related Expenses of R$104,133 thousand; (2) “Other reserves” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled” in the amount of R$4,657,290 thousand, “Reserve for related expenses” of R$260,492 thousand; (3) In accordance with ANS Normative Resolution No. 521/2022 and subsequent amendments, there is no obligation to hold guarantee assets to cover the amount recorded as Provision for Unearned Premiums/Considerations (PUPC), Provision for Insufficiency of Consideration (PIC) and Provision for Events/Claims to be Settled (PECS) that are: (i) guaranteed by judicial deposit; (ii) related to SUS charges; and (iii) plans under the post-established modality; and (4) In compliance with article 57 of CNSP Resolution No. 432/2021, the amount of mathematical provisions for benefits to be granted and their respective specially constituted investment funds relating to PGBL and VGBL were disregarded from the calculation of life and pension technical provisions. BRADESCO | Consolidated Financial Statements 120 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements III) Income from insurance, pension plans and capitalization bonds R$ thousands On September 30, 2025 Written premiums 55,235,614 Pension plan contributions (including VGBL) 28,019,171 Capitalization bond revenues 5,614,647 Ceded coinsurance premiums (37,791) Refunded premiums (19,431) Insurance, pension plan and capitalization bond net premiums written 88,812,210 Reinsurance premiums paid (14,871) Insurance, pension plan and capitalization bond retained premiums 88,797,339 Changes in technical provisions for insurance, pension plans and capitalization bonds (34,462,757) Capitalization bond prize draws and redemptions (4,892,030) Retained claims (35,338,882) Insurance, pension plan and capitalization expenses (3,551,341) Other income from insurance, pension plans and capitalization bonds 10,552,329 b) Other provisions R$ thousands On September 30, 2025 Provision for contingencies (Note 24) 19,192,734 Other (1) 15,168,937 Total 34,361,671 (1) Primarly includes provisions for payments to be made related to obligations with employees and other administrative provisions. 24) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY a) Contingent assets The Bradesco Organization is engaged in administrative and judicial disputes regarding possible overpayments or undue payments of federal taxes and contributions. Contingent assets related to the taxes in dispute, as well as the estimated amounts to be recovered, when applicable, are only recognized when the outcome of the lawsuit and the corresponding credit are virtually certain. b) Provisions classified as probable losses and legal obligations – tax and social security The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business. Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable. BRADESCO | Consolidated Financial Statements 121 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Management considers that the provision is sufficient to cover the probable losses generated by the respective lawsuits. I - Labor claims These are claims brought by former employees and outsourced employees seeking indemnifications. Considering that the base of processes is basically made up of processes with similar characteristics and not judged, in the period ending September 30, 2025, the measurement parameters for recording the provision were improved, which is constituted considering the following factors, among others: date of entry of the processes (before or after the labor reform of November/2017), based on the average value of payments made in labor claims before and after the labor reform, propensity for loss and monetary correction of the averages calculated, in addition to individual assessment in specific cases. II - Civil claims These are claims for compensation relating to banking products and services and the replacement of purged inflation rates resulting from economic plans. These actions are individually controlled through the system and provisioned, as, in the period ended September 30, 2025, the measurement parameters for recording the provision were improved, with specific criteria applied to each specific type, which may involve the average value of the processes or individual assessment, whenever the loss is determined to be probable, considering the opinion of legal advisors, nature of the actions, similarity with previous processes, complexity and positioning of courts. In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ). In December 2017, with the mediation of the Attorney’s General Office (AGU) and intervention of the Brazilian Central Bank (BCB), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months. On May 23, 2025, the Federal Supreme Court (STF) issued a decision recognizing the constitutionality of the economic plans, but also validated the agreement signed between savings accounts holders, banks, and the entities for the payment of monetary correction differences, extending the period for adhesion by another 24 months from the date of the judgment.On December 16, 2022, the Federal Supreme Court (STF) approved the request to extend the agreement for another 30 months. Considering that it is a voluntary agreement, which does not oblige the customer to adhere, there is no estimate of how many will do so. BRADESCO | Consolidated Financial Statements 122 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements III - Provision for tax risks The Organization has been discussing judicially the legality and constitutionality of certain taxes and contributions (“legal obligations”) which have been fully provisioned have their procedural evolution through the Judiciary and administrative spheres, monitored regularly. The most significant are: - PIS and Cofins - R$3,412,666 thousand: Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base; - PIS and Cofins - R$918,742 thousand: Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); - INSS – Contribution to SAT – R$551,481 thousand: in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07; and - Pension Contributions – R$1,369,034 thousand: related to the pension contributions made to private pension plans, referring to previous periods, considered by the authorities to be employee compensation. During the period, there were cases included in the Integral Transaction Program (PTI) created by MF Ordinance No. 1,384/2024. - subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding Income Tax on such financial contributions; In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits. IV - Changes in provisions by nature R$ thousands Labor Civil Tax Total Balance on January 1, 2025 2,613,403 7,827,251 7,457,160 17,897,814 Adjustment for inflation 214,345 345,155 405,045 964,545 Provisions, net of (reversals and write-offs) 4,338,973 1,163,092 1,486,275 6,988,340 Payments (2,678,113) (2,584,996) (1,394,856) (6,657,965) Balance on September 30, 2025 4,488,608 6,750,502 7,953,624 19,192,734 c) Contingent liabilities classified as possible losses The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements BRADESCO | Consolidated Financial Statements 123 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements and totaled, on September 30, 2025, R$12,347,999 thousand for civil claims and R$44,896,372 thousand for tax proceedings. The main tax proceedings with this classification are: - IRPJ and CSLL deficiency note – 2012 to 2015 – R$12,950,461 thousand: due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization; - COFINS – 1999 to 2014 – R$10,322,569 thousand: assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98); - IRPJ and CSLL – 2006 to 2020 – R$7,826,882 thousand relating to goodwill amortization being disallowed on the acquisition of investments; - IRPJ and CSLL deficiency note – 2008 to 2019 – R$3,425,162 thousand: relating to disallowance of expenses with credit losses; - PIS and COFINS notifications and disallowances of compensations – R$1,939,247 thousand: relates to the constitutionality of the expansion of the calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies; - IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,023,824 thousand: relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of carry-forward tax loss deductibles; - Interest on Own Capital (TJLP) – Base year 2019 and 2021 – R$908,615 thousand: IRPJ/CSLL assessments relating to the year 2019 questioning the deductibility in the tax calculation bases above the expense related to Interest on Own Capital (TJLP); and - PLR - Profit Sharing - Base years from 2009 to 2011 - R$199,496 thousand assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00. BRADESCO | Consolidated Financial Statements 124 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 25) OTHER LIABILITIES R$ thousands On September 30, 2025 Sundry creditors 7,323,041 Social and statutory 8,448,789 Payment of taxes and other contributions 6,116,156 Foreign currency payment orders 4,198,395 Obligations for quotas of investment funds 3,152,436 Tax and Social Security 2,393,982 Credit card operations 1,375,554 Anticipated administration fee 986,383 Liabilities for acquisition of assets and rights 766,571 Other (1) 6,356,835 Total 41,118,142 (1) Includes credits for resources to be released and obligations for payment resources. 26) SHAREHOLDERS’ EQUITY a) Capital stock in nunber of shares Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares. On September 30, 2025 Common 5,303,870,781 Preferred 5,288,141,247 Subtotal 10,592,012,028 Treasury (common shares) (1) (7,500,000) Treasury (preferred shares) (1) (7,500,000) Total outstanding shares 10,577,012,028 (1) In January 2025, 4,970,900 Treasury shares were acquired. On February 7, 2025, the cancellation of 50,158,200 Treasury shares issued by the Company was approved (item d). Following this date, there was an acquisition of 15,000,000 shares to be held in Treasury. b) Profit reserves R$ thousands On September 30, 2025 Profit reserves - Legal reserve (1) 15,198,653 - Statutory reserve (2) 76,568,797 Total 91,767,450 (1) Compulsorily constituted based on 5% of net income, up to 20% of paid-up capital. After this limit, appropriation is no longer mandatory. The legal reserve can only be used to increase capital or to offset losses; and (2) In order to maintain an operating margin compatible with the development of the Organization's active operations, it may be constituted at 100% of the remaining net income after statutory allocations, the balance being limited to 95% of the Paid-in Capital Stock. BRADESCO | Consolidated Financial Statements 125 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements c) Interest on Shareholders’ Equity/dividends Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company’s Bylaws. At a meeting of the Board of Directors on March 20, 2025, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first quarter of 2025, in the amount of R$2,300,000 thousand, which represents R$0.207112492 per common share and R$0.227823742 per preferred share, whose payment occurred until October 31, 2025. At a meeting of the Board of Directors on June 18, 2025, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first half of 2025, in the amount of R$3,000,000 thousand, which represents R$0.270146729 per common share and R$0.297161402 per preferred share, whose payment occurred until January 31, 2026. At a meeting of the Board of Directors on September 18, 2025, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the second half of 2025, in the amount of R$3,000,000 thousand, which represents R$0.270146729 per common share and R$0.297161402 per preferred share, whose payment occurred until April 30, 2026. Interest on shareholders’ equity for the nine-month period ended September 30, 2025, is calculated as follows: R$ thousands % (1) Net income for the period 18,073,509 (-) Legal reserve 903,675 Adjusted calculation basis 17,169,834 Monthly and intermediary interest on shareholders’ equity (gross), paid 1,724,606 Provisioned intermediary interest on shareholders’ equity (gross) 8,300,000 Additional provisioned interest on equity (gross) 611,718 Withholding income tax on interest on shareholders' equity (1,595,449) Interest on shareholders' equity (net) accumulated on September 30, 2025 9,040,875 52.66 (1) Percentage of interest on shareholders’ equity/the adjusted calculation basis. Interest on shareholders’ equity were paid or recognized in provisions, as follows: Description Per share (gross) - R$ R$ thousands Amount paid/provisioned Withholding Income Tax (IRRF) (15%) Net amount paid/provisioned Common Preferred Monthly interest on shareholders’ equity paid 0.155248 0.170773 1,724,606 (258,691) 1,465,915 Provisioned intermediary interest on shareholders’ equity (1) 0.747406 0.822147 8,300,000 (1,245,000) 7,055,000 Supplementary interest on shareholders’ equity provisioned 0.055085 0.060593 611,718 (91,758) 519,960 Total accrued on September 30, 2025 0.957739 1.053513 10,636,324 (1,595,449) 9,040,875 (1) To be paid by October 31, 2025, January 31, 2026 and April 30, 2026. BRADESCO | Consolidated Financial Statements 126 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements d) Treasury shares On May 07, 2025, the Board of Directors resolved to institute a new buyback program that authorizes Bradesco's Board of Executive Officers to acquire, in the period from May 08, 2025 to November 08, 2026, up to 106,584,881 book-entry, registered shares, with no par value, with up to 53,413,506 common shares and up to 53,171,375 preferred shares, to be held in treasury and subsequently cancelled, without reducing the capital stock. On September 30, 2025, 7,500,00 commmon share and 7,500,00 preferred shares remained in treasury, amounting to R$168,625 thousand. The minimum, average and maximum cost per ordinary share (ON) is R$10.65, R$10.73 and R$10.85 and per preferred share (PN) is R$11.53, R$11.75 and R$11.96 respectively. The market value of these shares, on September 30, 2025, was R$15.23 per common share and R$17.69 per preferred share. e) Earnings per share i. Basics earnings per share Basic earnings per share were calculated based on the weighted average number of common and preferred shares outstanding, as shown in the table below: Nine-month period ended September 30, 2025 Net earnings attributable to the Organization’s common shareholders (R$ thousand) 8,606,432 Net earnings attributable to the Organization’s preferred shareholders (R$ thousand) 9,467,077 Weighted average number of common shares outstanding (thousands) 5,297,597 Weighted average number of preferred shares outstanding (thousands) 5,281,867 Basic earnings per share attributable to common shareholders of the Organization (in Reais) 1.62 Basic earnings per share attributable to preferred shareholders of the Organization (in Reais) 1.79 ii. Diluted earnings per share Diluted earnings per share is the same as basic earnings per share since there are no potentially dilutive instruments. 27) NON-CONTROLLING INTERESTS IN SUBSIDIARIES As of September 30, 2025, the balance of minority interests in subsidiaries was R$771,287 thousand, represented, primarily by Odontoprev. 28) FEE AND COMMISSION INCOME R$ thousands Nine-month period ended September 30, 2025 Credit card income 7,607,702 Checking account 5,024,686 Consortium management 2,308,259 Capital markets/Financial advisory services 1,441,695 Collections 1,026,707 Asset management 1,229,967 Custody and brokerage services 1,099,455 Loans 2,043,178 Payments 272,363 Other 969,187 Total 23,023,199 BRADESCO | Consolidated Financial Statements 127 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 29) PAYROLL AND RELATED BENEFITS R$ thousands Nine-month period ended September 30, 2025 Salaries 10,358,705 Benefits 4,044,006 Social security charges 3,474,347 Employee profit sharing 1,617,302 Training 75,926 Total 19,570,286 30) OTHER ADMINISTRATIVE EXPENSES R$ thousands Nine-month period ended September 30, 2025 Outsourced services 3,827,187 Depreciation and amortization 4,059,768 Data processing 2,044,428 Communication 500,664 Asset maintenance 979,610 Financial system services 1,156,062 Advertising and marketing 911,335 Security and surveillance 352,928 Transport 463,430 Water, electricity and gas 220,104 Supplies 82,006 Travel 142,576 Rental 75,141 Other 1,629,532 Total 16,444,771 31) TAX EXPENSES R$ thousands Nine-month period ended September 30, 2025 Contribution for Social Security Financing (COFINS) 4,269,156 Social Integration Program (PIS) contribution 730,154 Tax on Services (ISSQN) 786,603 Municipal Real Estate Tax (IPTU) expenses 104,551 Other 208,106 Total 6,098,570 32) OTHER OPERATING INCOME R$ thousands Nine-month period ended September 30, 2025 Other interest income 2,471,138 Reversal of other operating provisions 1,355,965 Revenues from recovery of charges and expenses 693,225 Other (1) 3,970,792 Total 8,491,120 (1) Composed mainly of operating expenses whose balances are not individually relevant and have no specific classification. BRADESCO | Consolidated Financial Statements 128 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 33) OTHER OPERANTING EXPENSES R$ thousands Nine-month period ended September 30, 2025 Other finance costs 914,155 Sundry losses 569,696 Discount granted 1,824,900 Commissions on loans and financing 354,526 Intangible assets amortization - payroll 1,395,571 Goodwill amortization (Note 16a) 259,515 Card marketing expenses 3,253,111 Other (1) 8,132,209 Total 16,703,683 (1) Composed mainly of operating expenses whose balances are not individually relevant and have no specific classification. 34) NON-OPERATING INCOME (LOSS) R$ thousands Nine-month period ended September 30, 2025 Gain/loss on sale and write-off of assets and investments 77,053 Recording/reversal of non-operating provisions (1) (290,154) Other 34,369 Total (178,732) (1) Primarily includes the provision for impairment of non-financial assets held for sale. 35) INCOME TAXES a) Calculation of income taxes (company income tax IRPJ and social contribution charges CSLL) R$ thousands Nine-month period ended September 30, 2025 Income before income tax and social contribution 16,859,425 Total burden of income tax (25%) and social contribution (20%) at the current rates (7,586,741) Effect on the tax calculation: Equity investment in associates and jointly controlled companies 601,076 Net non-deductible expenses of non-taxable income (1) 2,312,270 Interest on shareholders’ equity (paid and payable) 4,786,346 Other amounts (2) 1,311,861 Income tax and social contribution for the period 1,424,812 (1) It covers the amounts related to enrollment in the Integral Transaction Program (PTI); and (2) Includes: (i) the adjustment of the current rate for financial companies except banks, insurance companies and non-financial companies, in relation to the rates shown; and (ii) incentive deductions. b) Breakdown of income tax and social contribution in the income statement R$ thousands Nine-month period ended September 30, 2025 Current taxes: Income tax and social contribution expense (8,548,126) Deferred tax liabilities: Constitution/realization in the period on temporary additions and exclusions 9,895,296 Use of opening balances of: Social contribution loss (411,020) Income tax loss (281,660) Constitution in the period of: Social contribution loss 232,393 Income tax loss 537,929 Total deferred tax benefit 9,972,938 Income tax and social contribution for the period 1,424,812 BRADESCO | Consolidated Financial Statements 129 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements c) Deferred income tax and social contribution R$ thousands Balance on January 1, 2025 Amount constituted Amount realized Balance on September 30, 2025 Expected credit loss associated with credit risk 71,978,932 18,707,631 (10,509,059) 80,177,504 Civil provisions 3,427,730 366,560 (882,623) 2,911,667 Tax provisions 3,428,498 785,975 (702,345) 3,512,128 Labor provisions 1,165,970 995,408 (154,530) 2,006,848 Non-financial assets held for sale 699,332 184,883 (219,419) 664,796 Fair value adjustment - Financial assets at fair value through profit or loss (FVTPL) 15,812 64,276 (3,451) 76,637 Amortization of goodwill 226,255 13,895 (7,504) 232,646 Other 6,143,515 3,150,852 (3,188,438) 6,105,929 Total deductible taxes on temporary differences 87,086,044 24,269,480 (15,667,369) 95,688,155 Income tax and social contribution losses in Brazil and overseas 18,755,350 770,322 (692,680) 18,832,992 Subtotal 105,841,394 25,039,802 (16,360,049) 114,521,147 Fair value adjustment - Financial assets at fair value through other comprehensive income (FVOCI) 3,354,802 485,212 (909,979) 2,930,035 Total deferred tax assets 109,196,196 25,525,014 (17,270,028) 117,451,182 Deferred tax liabilities (Note 35e) 4,637,595 2,048,383 (557,221) 6,128,757 Deferred tax assets, net of deferred tax liabilities 104,558,601 23,476,631 (16,712,807) 111,322,425 - Percentage of net deferred tax assets on capital (Note 38a) 68.2% 65.8% - Percentage of net deferred tax assets over total assets 5.1% 5.1% d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution On September 30, 2025 - R$ thousands Temporary differences Carry-forward tax losses Total Income tax Social contribution Income tax Social contribution 2025 7,468,911 5,917,313 421,579 240,595 14,048,398 2026 9,757,928 7,747,496 137,318 46,383 17,689,125 2027 8,724,425 6,908,989 146,401 45,696 15,825,511 2028 8,963,273 7,033,106 532,245 356,605 16,885,229 2029 7,478,851 5,811,628 996,650 733,014 15,020,143 2030 3,679,350 2,883,130 1,304,015 977,644 8,844,139 2031 2,694,210 2,120,645 1,668,331 1,268,066 7,751,252 2032 2,050,078 1,610,203 1,952,626 1,559,025 7,171,932 2033 1,668,415 1,253,147 2,333,415 1,877,889 7,132,866 2034 1,083,031 834,026 914,544 1,320,951 4,152,552 Total 53,568,472 42,119,683 10,407,124 8,425,868 114,521,147 The projection of realization of deferred tax assets is an estimate and is not directly related to the expectation of accounting profits and contemplates the rules for losses incurred when receiving credits, established by Laws No. 14,467/22 and No. 15,078/24. On September 30, 2025, the present value of deferred tax assets, calculated considering the average funding rate, net of tax effects, amounts to R$101,924,505 thousand, of which: R$86,694,655 thousand of temporary differences and R$15,229,850 thousand of tax loss and negative basis of social contribution. BRADESCO | Consolidated Financial Statements 130 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements e) Deferred tax liabilities R$ thousands Balance on January 1, 2025 Amount constituted Amount realized Balance on September 30, 2025 Fair value adjustment - Financial assets at fair value through profit or loss (FVTPL) 443,139 483,064 (209,849) 716,354 Difference in depreciation 726,203 265,892 - 992,095 Judicial deposit 2,008,528 228,264 (48,321) 2,188,471 Other 1,003,150 902,927 (293,577) 1,612,500 Total deferred liabilities on temporary exclusions 4,181,020 1,880,147 (551,747) 5,509,420 Fair value adjustment - Financial assets at fair value through other comprehensive income (FVOCI) 456,575 168,236 (5,474) 619,337 Total deferred tax expense (Note 35c) 4,637,595 2,048,383 (557,221) 6,128,757 BRADESCO | Consolidated Financial Statements 131 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 36) STATEMENTS OF FINANCIAL POSITION AND INCOME BY OPERATING SEGMENT a) Reconciliation of the Statement of Financial Position and income statement – Accounting vs. Managerial Management uses a variety of information to assess the results of the business activities in which it is involved, including consolidated financial information derived from the financial statements prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Bacen, but subject to alternative consolidation policies. The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Income Statements – Accounting vs. Managerial: R$ thousands Accounting Statement of Financial Position Proportionately consolidated (1) Consolidation adjustments (2) Managerial Statement of Financial Position Assets Cash and due from banks 16,859,773 152,982 (226,239) 16,786,516 Securities and derivative financial instruments 857,513,906 8,670,976 57,914,455 924,099,337 Interbank investments, compulsory deposits and other deposits at the Brazilian Central Bank 356,848,366 364,304 (145,204) 357,067,466 Loans and leases 606,340,135 15,481,492 (1,371,511) 620,450,116 Other financial assets 147,287,461 (566,538) (1,349,194) 145,371,729 Non-financial assets held for sale 1,590,292 52,516 (194,291) 1,448,517 Investments in associates, jointly controlled entities, and other investments 12,718,643 (6,767,639) - 5,951,004 Premises and equipment, net of depreciation 8,253,704 397,567 - 8,651,271 Intangible assets and goodwill, net of amortization 19,224,265 5,809,713 - 25,033,978 Compensation and deferred taxes 130,541,787 2,427,157 - 132,968,944 Other assets 16,117,348 2,668,935 (86,082) 18,700,201 Total on September 30, 2025 2,173,295,680 28,691,465 54,541,934 2,256,529,079 BRADESCO | Consolidated Financial Statements 132 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements R$ thousands Accounting Statement of Financial Position Proportionately consolidated (1) Consolidation adjustments (2) Managerial Statement of Financial Position Liabilities Deposits from banks 387,655,291 10,869,865 44,369,730 442,894,886 Deposits from customers 660,629,421 101,287 3,036,190 663,766,898 Funds from securities issued 297,331,225 6,705,510 12,235,609 316,272,344 Subordinated debts 51,962,425 - - 51,962,425 Other financial liabilities 61,738,928 (6,151,710) (896,858) 54,690,360 Financial liabilities at fair value through profit or loss 21,673,914 - (737,702) 20,936,212 Expected credit losses 3,135,240 612 - 3,135,852 Technical provisions for insurance, pension plans and capitalization bonds 435,244,311 - - 435,244,311 Other provisions 34,361,671 1,065,281 (143,968) 35,282,984 Current and deferred income tax liabilities 8,083,929 664,253 (690) 8,747,492 Other liabilities 41,118,142 11,950,967 (3,320,377) 49,748,732 Equity attributable to shareholders of the parent 169,589,896 - - 169,589,896 Non-controlling shareholders’ 771,287 3,485,400 - 4,256,687 Total on September 30, 2025 2,173,295,680 28,691,465 54,541,934 2,256,529,079 R$ thousands Accounting Income Statement Proportionately consolidated (1) Consolidation adjustments (2) Managerial Income Statement Revenue from financial intermediation 168,409,952 3,665,928 4,226,792 176,302,672 Expenses from financial intermediation (102,814,762) (824,637) (6,455,001) (110,094,400) Net revenue from financial intermediation 65,595,190 2,841,291 (2,228,209) 66,208,272 Expected Losses on Financial Assets (26,036,232) (711,995) - (26,748,227) Gross income from financial intermediation 39,558,958 2,129,296 (2,228,209) 39,460,045 Other income from insurance, pension plans and capitalization bonds 10,552,329 - - 10,552,329 Fee and commission income 23,023,199 5,867,820 1,721,558 30,612,577 Personnel /Administrative Expenses (36,015,057) (1,739,876) 399,497 (37,355,436) Tax expenses (6,098,570) (720,108) - (6,818,678) Share of profit (loss) of associates and jointly controlled entities 1,335,724 (1,071,153) - 264,571 IR/CSI and Other income/expenses (14,283,074) (4,465,979) 107,154 (18,641,899) Net Income in the nine-month period ended September 30, 2025 18,073,509 - - 18,073,509 (1) Refers to the effects of the consolidation adjustments arising from the investments consolidated proportionally (Grupo Cielo, Grupo Elopar, Banco John Deere, etc.) for managerial purposes; and (2) Primarily relates to reversal of the consolidation of the exclusive funds. BRADESCO | Consolidated Financial Statements 133 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements b) Statement of financial position and income by segment - Managerial The managerial information, hereinafter, was prepared based on reports used by Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes. 0 R$ thousands Financial (1) (2) Insurance Group (2) (3) Other Activities (2) Eliminations (4) Managerial Accounting Statement of Financial Position Brazil Overseas Brazil Overseas Assets Cash and due from banks 11,597,493 5,542,798 348,236 4,270 62 (706,343) 16,786,516 Securities and derivative financial instruments 447,851,372 42,144,211 457,920,975 11,041 2,600,845 (26,429,107) 924,099,337 Interbank investments, compulsory deposits and other deposits at the Brazilian Central Bank 354,793,943 2,273,523 - - - - 357,067,466 Loans and leases 560,512,671 89,136,485 - - - (29,199,040) 620,450,116 Other financial assets 140,924,800 267,731 11,282,427 30,535 104,452 (7,238,216) 145,371,729 Non-financial assets held for sale 1,198,567 30,360 219,590 - - - 1,448,517 Investments in associates, jointly controlled entities, and other investments 81,279,068 - 5,431,215 - 27,952 (80,787,231) 5,951,004 Premises and equipment, net of depreciation 7,107,331 87,294 2,343,645 1,117 22,417 (910,533) 8,651,271 Intangible assets and goodwill, net of amortization 20,759,165 191,192 4,082,900 131 590 - 25,033,978 Compensation and deferred taxes 125,856,685 288,217 6,664,654 3,501 155,887 - 132,968,944 Other assets 12,467,242 1,521,532 4,707,497 280 9,402 (5,752) 18,700,201 Total on September 30, 2025 1,764,348,337 141,483,343 493,001,139 50,875 2,921,607 (145,276,222) 2,256,529,079 Liabilities Deposits from banks 446,506,956 27,859,295 - - - (31,471,365) 442,894,886 Deposits from customers 603,703,658 60,588,137 - - - (524,897) 663,766,898 Funds from securities issued 330,196,687 10,412,006 - - - (24,336,349) 316,272,344 Subordinated debts 51,962,425 - - - - - 51,962,425 Other financial liabilities 55,375,707 13,299 211,887 - - (910,533) 54,690,360 Financial liabilities at fair value through profit or loss 17,667,031 3,269,181 - - - - 20,936,212 Expected credit losses 3,129,753 6,099 - - - - 3,135,852 Technical provisions for insurance, pension plans and capitalization bonds - - 435,224,055 20,256 - - 435,244,311 Other provisions 28,849,227 108,222 6,242,268 11,602 74,000 (2,335) 35,282,984 Current and deferred income tax liabilities 6,610,272 226,615 1,872,892 - 37,713 - 8,747,492 Other liabilities 47,148,965 1,693,743 8,112,351 3,184 34,001 (7,243,512) 49,748,732 Equity attributable to shareholders of the parent 169,589,896 - - - - - 169,589,896 Non-controlling shareholders’ 3,607,760 37,306,746 41,337,686 15,833 2,775,893 (80,787,231) 4,256,687 Total on September 30, 2025 1,764,348,337 141,483,343 493,001,139 50,875 2,921,607 (145,276,222) 2,256,529,079 BRADESCO | Consolidated Financial Statements 134 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements R$ thousands Financial (1) (2) Insurance Group (2) (3) Other Activities (2) Eliminations (4) Managerial Income Statement Brazil Overseas Brazil Overseas Revenue from financial intermediation 165,404,728 6,438,146 6,192,551 1,172 259,363 (1,993,288) 176,302,672 Expenses from financial intermediation (108,992,380) (3,182,212) (18,430) - - 2,098,622 (110,094,400) Net revenue from financial intermediation 56,412,348 3,255,934 6,174,121 1,172 259,363 105,334 66,208,272 Expected Losses on Financial Assets (26,077,293) (670,934) - - - - (26,748,227) Gross income from financial intermediation 30,335,055 2,585,000 6,174,121 1,172 259,363 105,334 39,460,045 Other income from insurance, pension plans and capitalization bonds - - 10,508,263 20,719 - 23,347 10,552,329 Fee and commission income 28,375,241 735,378 1,519,699 - 105,577 (123,318) 30,612,577 Personnel /Administrative Expenses (32,765,022) (946,247) (3,762,270) (15,972) (98,050) 232,125 (37,355,436) Tax expenses (5,601,743) (8,600) (1,192,076) - (16,259) - (6,818,678) Share of profit (loss) of associates and jointly controlled entities (151,552) - 416,123 - - - 264,571 IR/CSI and Other income/expenses (10,942,325) (855,295) (6,400,623) (3,041) (203,127) (237,488) (18,641,899) Net Income in the nine-month period ended September 30, 2025 9,249,654 1,510,236 7,263,237 2,878 47,504 - 18,073,509 (1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies; (2) The asset, liability, income and expense balances between Brazilian companies from the same segment and between overseas companies from the same segment are eliminated; (3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and (4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas. BRADESCO | Consolidated Financial Statements 135 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 37) RELATED-PARTY TRANSACTIONS a) Related-party transactions (direct and indirect) are carried out in compliance with CMN Resolution No. 4,818/20 and CVM Resolution No. 94/22. The Organization has a related party Transaction Policy. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows: R$ thousands On September 30, 2025 Shareholders of the parent (1) Associates and jointly controlled companies (2) Key Management Personnel (3) Total Assets Securities and derivative financial instruments - 16,536 - 16,536 Loans and other assets 10 4,648,955 178,340 4,827,305 Liabilities Demand deposits/Savings accounts 299 17,281 23,654 41,234 Time deposits 5,268,682 543,864 411,672 6,224,218 Securities sold under agreements to repurchase 282,195 694,154 - 976,349 Funds from issuance of securities and subordinated debts 27,296,926 - 963,071 28,259,997 Interest on own capital payable 2,861,069 - - 2,861,069 Other liabilities - 12,732,660 1,273 12,733,933 R$ thousands Nine-month period ended September 30, 2025 Shareholders of the parent (1) Associates and jointly controlled companies (2) Key Management Personnel (3) Total Income/(expenses) Income from financial intermediation - (76,664) 12 (76,652) Financial intermediation expenses (3,209,705) (134,985) (155,856) (3,500,546) Income from services provided 112 323,179 321 323,612 Other expenses net of other operating revenues 158,532 (2,100,121) (54,648) (1,996,237) (1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A., Nova Cidade de Deus Participações S.A. and NCD Participações Ltda.; (2) Companies listed in Note 14; and (3) Members of the Board of Directors and the Board of Executive Officers. BRADESCO | Consolidated Financial Statements 136 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements b) Remuneration of key Management Personnel Each year, the Annual Shareholders’ Meeting approves: • The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and • The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization (Bradesco S.A. and other companies in the group). For 2025, the maximum amount of R$1,183,531 thousand was determined for the remuneration of the Directors and R$53,824 thousand to cover pension plan contributions. The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of Preferred Class B Shares issued by BBD Participações S.A. and/or Preferred Shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This program complies with CMN Resolutions No. 5,177/24 and No. 432/24, which sets forth a management compensation policy for financial institutions. R$ thousands Nine-month period ended September 30, 2025 Short, medium and long-term remuneration 861,016 Post-employment - Pension Plans 38,375 Total 899,391 Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11. Shareholding Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco: Direct ownership On September 30, 2025 ● Common shares 0,32% ● Preferred shares 1,07% ● Total shares (1) 0,70% (1) On September 30, 2025, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 2.15% of common shares, 1.10% of preferred shares and 1.63% of all shares. BRADESCO | Consolidated Financial Statements 137 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 38) RISK AND CAPITAL MANAGEMENT For the period ended on September 30, 2025, Bradesco maintained the same criteria disclosed in the financial statements as of December 31, 2024, especially regarding the criteria related to measurement according to hierarchical levels, sensitivity analysis of financial assets classified in Level 3, and methodologies used to determine fair values. Detailed information on risk management process, including credit risk, market risk, liquidity risk, social, environmental, and climate risks and also Bradesco's risks exposures may be found in the Organization's Risk Management Report. a) Capital Management The Basel Ratio is part of the set of indicators monitored in the process of Capital Management Its purpose is to measure capital adequacy in relation to risk exposure. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. Throughout the analyzed period, Bradesco complied with all minimum regulatory requirements. Below is the Basel Ratio: Calculation basis - Basel Ratio R$ thousands Basel III On September 30, 2025 Calculation basis - Basel Ratio Regulatory capital - values Common equity 121,615,610 Level I 142,577,729 Reference Equity - RE 169,227,988 Risk-weighted assets (RWA) - amounts Total RWA 1,067,378,808 Regulatory capital as a proportion of RWA Index of Common equity - ICP 11.4% Tier I Capital 13.4% Basel Ratio 15.9% Additional Common Equity (ACP) as a proportion of RWA Additional Common Equity Conservation - ACPConservation 2.50% Additional Contracyclic Common Equity - ACPContracyclic 0.00% Additional Systemic Importance of Common Equity - Systemic ACPS 1.00% Total ACP (1) 3.50% Excess Margin of Common Equity 3.39% Leverage Ratio (AR) Total exposure 2,019,475,069 AR 7.1% Short Term Liquidity Indicator (LCR) Total High Quality Liquid Assets (HQLA) 223,244,138 Total net cash outflow 146,257,369 LCR 152.6% Long Term Liquidity Indicator (NSFR) Available stable funding (ASF) 1,074,577,174 Stable resources required (RSF) 885,448,501 NSFR 121.4% (1) Failure to comply with ACP rules may result in restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers. BRADESCO | Consolidated Financial Statements 138 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements b) Credit Risk Measurement of Credit Risk Periodically, the Company evaluates the expected credit losses from financial assets by means of quantitative models, considering the historical experience of credit losses of the different types of portfolio (which can vary from 2 to 7 years), the current quality and characteristics of customers, operations, and mitigating factors, according to processes and internal governance. The actual loss experience has been adjusted to reflect the differences between the economic conditions during the period in which the historical data was collected, current conditions and the vision of the Company about future economic conditions, which are incorporated into the measurement by means of econometric models that capture the current and future effects of estimates of expected losses. The main macroeconomic variables used in this process are the Brazilian interest rates, unemployment rates, inflation rates and economic activity indexes. The estimate of expected loss of financial assets is divided into three categories (stages): • Stage 1: Financial assets with no significant increase in credit risks; • Stage 2: Financial assets with significant increase in credit risks; and • Stage 3: Financial assets that are credit impaired. The significant increase of credit risk is evaluated based on different indicators for classification in stages according to the customers’ profile, the product type and the current payment status, as shown below: Retail and Wholesale Portfolios: • Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating; • Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk; • Stage 3 (Defaulted or “impaired”): Financial assets whose obligations are overdue for more than 90 days or that present bankruptcy events, judicial recovery and restructuring of debt; • Re-categorization from stage 3 to stage 2: Financial assets that settled overdue amounts and whose internal ratings migrated to medium risk; • Re-categorization from stage 2 to stage 1: Financial assets that settled overdue amounts and whose internal ratings migrated to low risk; and • Re-categorization from stage 3 to stage 1: Financial assets that returned regular payment leading to reclassification as low risk. The expected losses are based on the multiplication of credit risk parameters: Probability of default (PD), Loss due to default (LGD) and Exposure at default (EAD). The PD parameter refers to the probability of default perceived by the Company regarding the customer, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the customer, such as the internal rating and business segment, and the operation, such as product and guarantee and, in the case of wholesale, they use specialist models based on financial information and qualitative BRADESCO | Consolidated Financial Statements 139 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements analyses. The LGD refers to the percentage of loss in relation to exposure in case of default, considering all the efforts of recovery, according to the internal model of evaluation that uses statistical methodologies based on the characteristics of the operation, such as product and guarantee. Customers with significant exposure have estimates based on individual analyses, which are based on the structure of the operation and expert knowledge, aiming to capture the complexity and the specifics of each operation. EAD is the exposure (gross book value) of the customer in relation to the Company at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of default of the loan or credit rather than the customer. Credit Risk Exposure We present below the maximum credit risk exposure of the financial instruments: R$ thousands On September 30, 2025 Gross value Expected credit loss Financial assets Cash and balances with banks (Note 5) 16,859,773 - Financial assets at fair value through profit or loss (Note 6) (1) 454,687,417 (93,078) Financial assets at fair value through other comprehensive income (Note 8) (1) 97,187,950 (6,673) Securities at amortized cost (Note 9) 288,834,794 (5,953,071) Interbank investment (Note 10) 237,139,862 - Loans and leases (Note 12) 652,467,520 (46,127,385) Other assets (Note 13) 150,745,747 (3,458,286) Commitments to extend credit - off-balance sheet (Note 12) 356,524,267 (1,861,977) Financial guarantees - off-balance sheet (Note 12) 118,237,870 (1,273,263) Total risk exposure 2,372,685,200 (58,773,733) (1) Financial assets measured at fair value through other comprehensive income are not reduced by the loss provision. c) Concentration of loan operations R$ thousands On September 30, 2025 By concentration Largest borrower 4,143,661 10 largest borrowers 27,924,192 20 largest borrowers 41,371,822 50 largest borrowers 64,507,421 100 largest borrowers 84,749,858 BRADESCO | Consolidated Financial Statements 140 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements d) By Economic Activity Sector R$ thousands On September 30, 2025 % Public sector 6,960,471 0.9 Private sector 748,339,419 99.1 Total 755,299,890 100.0 Companies 326,589,240 43.2 Real estate and construction activities 24,146,267 3.2 Retail 38,661,937 5.1 Services 100,099,905 13.3 Transportation and concession 27,807,322 3.7 Automotive 6,975,483 0.9 Food products 14,532,294 1.9 Wholesale 19,320,271 2.6 Production and distribution of electricity 8,673,177 1.1 Oil, derivatives and aggregate activities 5,522,781 0.7 Other industries 80,849,803 10.7 Individuals 428,710,650 56.8 e) Market Risk VaR Internal Model - Trading Portfolio Below is the 1-day VaR: Risk factors (1) R$ thousands On September 30, 2025 Fixed rates 2,992 IGPM/IPCA 13,864 Exchange coupon 101 Foreign currency 5,199 Equities 2,915 Sovereign/Eurobonds and Treasuries 2,761 Other 11,624 Correlation/diversification effect (11,840) VaR (Value at Risk) 27,617 (1) Amounts net of tax effects. Sensitivity analysis of financial exposures Sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below: Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.32 a scenario of R$5.37 was used, while for a 1-year fixed interest rate of 14.32%, a 14.33% scenario was applied; Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.32 a scenario of R$6.65 was used, while for a 1- year fixed interest rate of 14.32%, a 17.91% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and BRADESCO | Consolidated Financial Statements 141 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.32 a scenario of R$7.98 was used, while for a 1- year fixed interest rate of 14.32%, a 21.49% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices. The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization. BRADESCO | Consolidated Financial Statements 142 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements I – Sensitivity Analysis – Trading Portfolio R$ thousands Trading Portfolio (1) On September 30, 2025 Scenarios 1 2 3 Interest rate in Reais (2) Exposure subject to variations in fixed interest rates and interest rate coupons (111) (39,074) (74,994) Price indexes Exposure subject to variations in price index coupon rates (1,006) (173,445) (317,103) Exchange coupon Exposure subject to variations in foreign currency coupon rates (6) (759) (1,504) Foreign currency Exposure subject to exchange rate variations (2,724) (68,107) (136,215) Equities Exposure subject to variation in stock prices 1,362 34,053 68,106 Sovereign/Eurobonds and Treasuries Exposure subject to variations in the interest rate of securities traded on the international market 78 7,874 13,771 Other Exposure not classified in other definitions (80) (2,008) (4,017) Total excluding correlation of risk factors (2,487) (241,466) (451,955) (1) Amounts net of tax effects; and (2) As a reference for the shocks applied to the 1-year rates, the values were approximately 347 bps and 674 bps (scenarios 2 and 3 respectively) as of September 30, 2025. BRADESCO | Consolidated Financial Statements 143 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges). II – Sensitivity Analysis – Trading and banking Portfolios R$ thousands Trading and Banking Portfolios (1) On September 30, 2025 Scenarios 1 2 3 Interest rate in Reais (2) Exposure subject to variations in fixed interest rates and interest rate coupons (10,873) (3,714,950) (7,281,878) Price indexes Exposure subject to variations in price index coupon rates (17,934) (2,820,585) (4,975,960) Exchange coupon Exposure subject to variations in foreign currency coupon rates (1,592) (194,435) (378,030) Foreign currency Exposure subject to exchange rate variations (7,374) (184,358) (368,716) Equities Exposure subject to variation in stock prices (26,993) (674,823) (1,349,645) Sovereign/Eurobonds and Treasuries Exposure subject to variations in the interest rate of securities traded on the international market 1,776 171,834 333,322 Other Exposure not classified in other definitions (82) (2,051) (4,102) Total excluding correlation of risk factors (63,071) (7,419,368) (14,025,009) (1) Amounts net of tax effects; and (2) As a reference for the shocks applied to the 1-year rates, the values were approximately 347 bps and 676 bps (scenarios 2 and 3 respectively) as of September 30, 2025. BRADESCO | Consolidated Financial Statements 144 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements f) Statement of financial position by currency and maturity I – The statement of financial position by currency R$ thousands On September 30, 2025 Total Local currency Foreign currency (1) (2) Assets Cash and due from banks 16,859,773 10,317,160 6,542,613 Financial assets at fair value through profit or loss 477,450,906 464,973,694 12,477,212 - Securities 454,594,339 443,246,253 11,348,086 - Derivative financial instruments 22,856,567 21,727,441 1,129,126 Financial assets at fair value through other comprehensive income 97,181,277 84,803,014 12,378,263 - Securities, net of expected losses associated with credit risk 97,181,277 84,803,014 12,378,263 Financial assets at amortized cost 1,393,357,685 1,316,496,215 76,861,470 - Interbank investments 237,139,862 234,866,248 2,273,614 - Compulsory and other deposits with the Brazilian Central Bank 119,708,504 119,656,181 52,323 - Securities, net of expected losses associated with credit risk 282,881,723 272,999,129 9,882,594 - Loans net of losses associated with credit risk 599,151,255 534,813,874 64,337,381 Leases net of expected credit losses associated with credit risk 7,188,880 7,188,420 460 - Other financial assets 147,287,461 146,972,363 315,098 Non-financial assets held for sale 1,590,292 1,559,932 30,360 Investments in affiliates and jointly controlled entities 12,718,643 12,718,643 - Premises and equipment, net of depreciation 8,253,704 8,164,949 88,755 Intangible assets and goodwill, net of amortization 19,224,265 19,032,930 191,335 Current income and other tax assets 13,090,605 12,812,955 277,650 Tax credit 117,451,182 117,425,228 25,954 Other assets 16,117,348 14,595,907 1,521,441 Total assets 2,173,295,680 2,062,900,627 110,395,053 Liabilities Financial liabilities at amortized cost 1,459,317,290 1,341,173,070 118,144,220 - Deposits from banks 387,655,291 337,453,711 50,201,580 - Deposits from customers 660,629,421 603,123,883 57,505,538 - Securities issued 297,331,225 286,919,219 10,412,006 - Subordinated debts 51,962,425 51,962,425 - - Other financial liabilities 61,738,928 61,713,832 25,096 Financial liabilities at fair value through profit or loss 21,673,914 18,305,160 3,368,754 Expected credit losses 3,135,240 3,129,141 6,099 - Loan Commitments 1,861,977 1,856,168 5,809 - Financial guarantees 1,273,263 1,272,973 290 Technical provisions for insurance, pension plans and capitalization bonds 435,244,311 435,224,055 20,256 Other provisions 34,361,671 34,241,678 119,993 Current income tax liabilities 1,955,172 1,807,585 147,587 Deferred tax liabilities 6,128,757 6,048,754 80,003 Other liabilities 41,118,142 39,411,019 1,707,123 Total liabilities 2,002,934,497 1,879,340,462 123,594,035 Shareholders’ equity Equity attributable to shareholders of the parent 169,589,896 169,589,896 - Non-controlling shareholders’ 771,287 771,287 - Total shareholders’ equity 170,361,183 170,361,183 - Total shareholders’ equity and liabilities 2,173,295,680 2,049,701,645 123,594,035 Net position of assets and liabilities (13,198,982) Net position of derivatives (2) (1,709,295) Other net off-balance-sheet accounts (3) (665,500) Net exchange position (liability) (4) (5) - (15,573,777) (1) Amounts originally recognized and/or indexed mainly in US$; (2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; (3) Other commitments recorded in memorandum accounts; and (4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process, which totaled R$(5,138,842) thousand in the nine-month period ended on September 30, 2025, were recorded in the Income Statement. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the foreign exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in other comprehensive income as Asset Valuation Adjustments in the amount of R$596,223 thousand; and (5)During the period/year, the exchange rate variation of financial instruments recognized in profit or loss was R$(618,389) thousand. BRADESCO | Consolidated Financial Statements 145 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements II – The statement of financial position by maturity R$ thousands 1 to 30 days 31 to 180 days 181 to 360 days More than 360 days No stated maturity Total Assets Cash and due from banks 16,859,773 - - - - 16,859,773 Financial assets at fair value through profit or loss 465,850,866 2,966,360 1,007,216 7,626,464 - 477,450,906 - Securities (1) (2) 454,594,339 - - - - 454,594,339 - Derivative financial instruments 11,256,527 2,966,360 1,007,216 7,626,464 - 22,856,567 Financial assets at fair value through other comprehensive income 2,426,462 9,417,533 15,494,359 65,114,190 4,728,733 97,181,277 - Securities, net of expected losses associated with credit risk (1) (2) 2,426,462 9,417,533 15,494,359 65,114,190 4,728,733 97,181,277 Financial assets at amortized cost 510,973,299 191,837,622 136,553,960 553,992,804 - 1,393,357,685 - Securities, net of expected losses associated with credit risk (1) 3,754,091 22,059,104 26,645,148 230,423,380 - 282,881,723 - Interbank investments (1) 167,340,146 60,831,941 7,479,591 1,488,184 - 237,139,862 - Compulsory and other deposits with the Brazilian Central Bank 119,656,181 52,323 - - - 119,708,504 - Loans net of losses associated with credit risk 117,861,859 88,720,633 82,053,114 310,515,649 - 599,151,255 Leases net of expected credit losses associated with credit risk 8,424 89,378 216,830 6,874,248 - 7,188,880 - Other financial assets 102,352,598 20,084,243 20,159,277 4,691,343 - 147,287,461 Non-financial assets held for sale 1,590,292 - - - - 1,590,292 Investments in affiliates and jointly controlled entities - - - - 12,718,643 12,718,643 Premises and equipment, net of depreciation 91,560 457,801 549,361 6,451,298 703,684 8,253,704 Intangible assets and goodwill, net of amortization 506,601 2,125,369 2,064,194 14,275,643 252,458 19,224,265 Current income and other tax assets 2,304,236 317,135 416,313 10,052,921 - 13,090,605 Tax credit 323,634 17,374,403 9,298,830 90,454,315 - 117,451,182 Other assets 5,035,033 7,304,958 1,270,196 2,507,161 - 16,117,348 Total on September 30, 2025 1,005,961,756 231,801,181 166,654,429 750,474,796 18,403,518 2,173,295,680 Liabilities Financial liabilities at amortized cost 549,191,275 178,836,909 154,284,691 556,042,295 20,962,120 1,459,317,290 - Deposits from banks (1) (3) 310,740,897 37,486,142 18,674,808 20,753,444 - 387,655,291 - Deposits from customers (3) 197,307,329 51,559,858 90,200,904 321,561,330 - 660,629,421 - Securities issued 14,885,937 62,364,891 37,766,075 182,314,322 - 297,331,225 - Subordinated debts 646,584 462,065 1,579,325 28,312,331 20,962,120 51,962,425 - Other financial liabilities 25,610,528 26,963,953 6,063,579 3,100,868 - 61,738,928 Financial liabilities at fair value through profit or loss 13,189,901 2,822,144 1,632,852 4,029,017 - 21,673,914 Expected credit losses 1,635,108 790,525 654,810 54,797 - 3,135,240 - Loan commitments and credits to be released 583,089 761,019 510,107 7,762 - 1,861,977 - Financial guarantees 1,052,019 29,506 144,703 47,035 - 1,273,263 BRADESCO | Consolidated Financial Statements 146 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements R$ thousands 1 to 30 days 31 to 180 days 181 to 360 days More than 360 days No stated maturity Total Technical provisions for insurance, pension plans and capitalization bonds (3) 387,439,746 - - 47,804,565 - 435,244,311 Other provisions 16,858,444 892,869 754,862 15,855,496 - 34,361,671 Current income tax liabilities 1,693,738 211,036 50,398 - - 1,955,172 Deferred tax liabilities 240,388 39,077 90,517 5,758,775 - 6,128,757 Other liabilities 40,745,954 136,205 9,692 226,291 - 41,118,142 Shareholders’ equity Equity attributable to shareholders of the parent - - - - 169,589,896 169,589,896 Non-controlling shareholders’ - - - - 771,287 771,287 Total Equity - - - - 170,361,183 170,361,183 Total on September 30, 2025 1,010,994,554 183,728,765 157,477,822 629,771,236 191,323,303 2,173,295,680 (1) Repurchase agreements are classified according to the maturity of the transactions; (2) Investments in investment funds are classified as 1 to 30 days; and (3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising “VGBL” and “PGBL” products are classified as 1 to 30 days, without considering average historical turnover. BRADESCO | Consolidated Financial Statements 147 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements g) Fair value of financial assets and liabilities The carrying amounts and the fair values of the financial assets and liabilities are: R$ thousands On September 30, 2025 Book value Fair Value Assets Reverse repurchase agreements 237,139,862 237,156,073 Compulsory deposits with the Brazilian Central Bank 119,708,504 119,708,504 Securities: At fair value through profit or loss (1) 454,594,339 454,594,339 Fair value through other comprehensive income 97,181,277 97,181,277 At amortized cost (1) 282,881,723 272,562,884 Derivative financial instruments 22,856,567 22,856,567 Loans and leases 606,340,135 585,745,600 Other financial assets 147,287,461 147,287,461 Liabilities Deposits from banks 387,655,291 387,533,976 Deposits from customers 660,629,421 657,280,704 Funds from securities issued 297,331,225 298,601,840 Subordinated debts 51,962,425 53,728,975 Derivative financial instruments 21,673,914 21,673,914 Other financial liabilities 61,738,928 61,738,928 (1) Includes securities with characteristics of credit granting. R$ thousands On September 30, 2025 Level 1 Level 2 Level 3 Fair Value Fair value through profit or loss 399,933,466 52,433,126 2,227,747 454,594,339 Financial treasury bills 241,474,741 - - 241,474,741 National treasury bills 42,937,853 - - 42,937,853 National treasury notes 62,552,522 - - 62,552,522 Financial bills - 35,298,602 - 35,298,602 Debentures 23,322,337 4,800,882 43,600 28,166,819 Stocks 10,759,021 4,048,131 1,941,857 16,749,009 Other 18,886,992 8,285,511 242,290 27,414,793 Derivatives 1,409,387 340,404 (567,138) 1,182,653 Derivative financial instruments (assets) 10,741,238 11,857,170 258,159 22,856,567 Derivative financial instruments (liabilities) (9,331,851) (11,516,766) (825,297) (21,673,914) Fair value through other comprehensive income 94,156,198 2,044,043 981,036 97,181,277 National treasury notes 36,563,523 - - 36,563,523 National treasury bills 16,040,523 - - 16,040,523 Financial treasury bills 23,249,388 - - 23,249,388 Foreign government bonds 7,974,026 - - 7,974,026 Stocks 3,755,740 - 972,993 4,728,733 Other 6,572,998 2,044,043 8,043 8,625,084 Total 495,499,051 54,817,573 2,641,645 552,958,269 Public 433,455,647 65 8,043 433,463,755 Private 62,043,404 54,817,508 2,633,602 119,494,514 The table below present the reconciliation of all securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3): BRADESCO | Consolidated Financial Statements 148 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements R$ thousands Financial assets at fair value through profit or loss Financial assets at fair value through other comprehensive income Assets Derivative Liabilities Derivatives Total On January 1, 2025 2,424,132 1,094,128 137,552 (557,559) 3,098,253 Included in profit or loss 415,965 (2,145) - - 413,820 Included in other comprehensive income - (94,752) - - (94,752) Acquisitions 195,658 - 120,607 (267,738) 48,527 Write-offs (721,913) (12,252) - - (734,165) Maturities (58,403) (3,943) - - (62,346) Transfers (to)/from other levels (1) (27,692) - - - (27,692) Total on September 30, 2025 2,227,747 981,036 258,159 (825,297) 2,641,645 (1) These securities were reclassified between levels 2 and 3 due to an increase in credit risk and the spread curve containing unobservable parameters. When there is a reduction in this credit risk, the securities are transferred from level 3 to level 2. Sensitivity analysis for financial assets classified as Level 3 R$ thousands On September 30, 2025 Impact on income Impact on shareholders’ equity 1 2 3 1 2 3 Interest rate in Reais (2) (627) (1,207) - (121) (234) Price indexes - (43) (81) - - - Exchange coupon (28) (3,220) (6,303) - - - Foreign currency 1,298 32,459 64,919 - - - Equities 10,680 267,005 534,011 5,351 133,787 267,573 Financial instruments not measured at fair value The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not measured at fair value in the statement of financial position, classified using the hierarchical levels: R$ thousands On September 30, 2025 Level 1 Level 2 Level 3 Fair Value Book value Assets Reverse repurchase agreements - 237,156,073 - 237,156,073 237,139,862 Securities at amortized cost (1) 161,787,829 101,470,985 9,304,070 272,562,884 282,881,723 Loans and leases - - 585,745,600 585,745,600 606,340,135 Liabilities Deposits from banks - - 387,533,976 387,533,976 387,655,291 Deposits from customers - - 657,280,704 657,280,704 660,629,421 Funds from securities issued - - 298,601,840 298,601,840 297,331,225 Subordinated debts - - 53,728,975 53,728,975 51,962,425 (1) Includes securities with characteristics of credit granting. BRADESCO | Consolidated Financial Statements 149 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 39) OTHER INFORMATION a) Non-recurring net income According to BCB Resolution no. 2/2020 (Article 34) and the Organization's policy for evaluating and measuring non-recurring events. Our accumulated accounting result in the nine-month period ended September 30, 2025 was R$18,073,509 thousand, the recurring result was R$18,135,071 thousand and the non-recurring result was R$(61,562) thousand net of taxes. b) Investment funds and portfolios The Organization manages investment funds and portfolios, whose net assets as of September 30, 2025, reached R$ 1,375,659,993 thousand. c) Employee Benefits Total expenses with contributions made, in the nine-month period ended September 30, 2025, were R$291,548 thousand. In addition to this benefit, Bradesco and its subsidiaries offer their employees, including managers other benefits, including: health insurance, dental care, life and personal accident insurance and professional training, the amount of these expenses, including the contributions mentioned above, totaled, in the nine-month period ended September 30, 2025, the amount of R$4,119,933 thousand. d) Banco Bradesco S.A. has agreements for the offsetting and settlement of obligations entered into with certain counterparties. Payment obligations to Banco Bradesco S.A. arising from credit and derivative transactions, in the event of default by the counterparty, will be offset against Banco Bradesco's payment obligations to the counterparty. e) On January 16, 2025, Complementary Law No. 214 was published, resulting from the conversion of PLP No. 68/2024. This law is part of the regulation of Constitutional Amendment No. 132, which establishes the Consumption Tax Reform. It institutes the Tax on Goods and Services (IBS), the Contribution on Goods and Services (CBS) and the Selective Tax (IS), marking an important step in the Consumption Tax Reform. The Bank is monitoring this issue and evaluating the effects that will be produced by this and future regulations still under consideration in the National Congress. f) On August 8, 2024, Bradesco, through its direct subsidiarys, entered into an Investment Agreement with John Deere Brasil S,A, (“John Deere Brasil”), a wholly-owned subsidiary of Deere & Company (USA), a global leader in the supply of agricultural, construction and forestry equipment, Through this agreement, we will hold a 50% stake in Banco John Deere S,A, (“Transaction”), This strategic partnership is expected to expand the offer of financing and financial services to customers and dealers in the acquisition of equipment, parts and services from the John Deere group. On February 10, 2025, after fulfilling the usual, legal, and regulatory preceding conditions, the investment was completed. BRADESCO | Consolidated Financial Statements 150 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements g) On September 1, 2025, Banco Bradesco S.A. (“Bradesco”) announced to its shareholders and the market in general that Atlântica Hospitais e Participações S.A. (“Atlântica”), a company focused on investing in hospitals, an indirect subsidiary of Bradesco and Bradseg Participações S.A., the latter controlling company of the Bradesco Seguros Group, entered into, on that date, an Investment Agreement with the Rede D’Or São Luiz S.A. group (“Rede D’Or”) for the inclusion of Hospital Glória D'Or in the “Atlântica D’Or” hospital network (“Transaction”), thus expanding the partnership entered into with Rede D’Or, announced to the market on May 8 and November 1, 2024 (“Partnership”), maintaining the existing corporate structure, with a 50.01% interest for Rede D’Or and 49.99% for Atlântica. The medical management of Hospital Glória D'Or will be the responsibility of Rede D'Or. The completion of the transaction is subject to the fulfillment of certain conditions precedent, typical of transactions of this nature, including the necessary regulatory approvals. BRADESCO | Consolidated Financial Statements 151 Conso lidated Financial Statements | Management Bodies Reporting Date October 1, 2025 Board of Directors Chairman Luiz Carlos Trabuco Cappi Vice Chairman Alexandre da Silva Glüher Members Denise Aguiar Alvarez Maurício Machado de Minas Rubens Aguiar Alvarez Octavio de Lazari Junior Rogério Pedro Câmara Independent Members Samuel Monteiro dos Santos Junior Walter Luís Bernardes Albertoni Paulo Roberto Simões da Cunha Denise Pauli Pavarina Board of Executive Officers Chief Executive Officer Marcelo de Araújo Noronha Executive Vice-Presidents Cassiano Ricardo Scarpelli José Ramos Rocha Neto Guilherme Muller Leal Bruno D´Avila Melo Boetger Executive Officers João Carlos Gomes da Silva Roberto de Jesus Paris Oswaldo Tadeu Fernandes Juliano Ribeiro Marcílio André Luís Duarte de Oliveira Cintia Scovine Barcelos de Souza Fernando Freiberger José Augusto Ramalho Miranda Marcos Valério Tescarolo Renata Geiser Mantarro Vinicius Urias Favarão Silvana Rosa Machado Túlio Xavier de Oliveira Francesco Di Marcello Júlio César Bueno Officers Affonso Correa Taciro Junior Afranio Carlos Camargo Dantzger Alessandro Zampieri Alexandre Cesar Pinheiro Quercia Alexandre Panico Ana Luisa Rodela Blanco André Costa Carvalho André David Marques André Ferreira Gomes Antônio Campanha Junior Bráulio Miranda Oliveira Bruno Funchal Bruno Rosa Cardoso Carlos Henrique Villela Pedras Carlos Wagner Firetti Clayton Neves Xavier Cristiano Adjuto e Campos Cristina Coelho de Abreu Pinna Daniela Pinheiro de Castro Danilo Luís Damasceno Fábio Monteiro Chehab Fabio Suzigan Dragone Fernando Antônio Tenório Fernando Honorato Barbosa * Fernando Julião de Souza Amaral Francisco Armando Aranda Jeferson Ricardo Garcia Honorato José Leandro Borges Juliana Laham Julio Cardoso Paixão Júlio César de Almeida Guedes Layette Lamartine Azevedo Junior Leandro José Diniz Leandro Karam Correa Leite Leandro Marçal Araújo Letícia Cardelli Buso Gomes Lucas Nogueira e Nogueira Luís Claudio de Freitas Coelho Pereira Luiz Philipe Roxo Biolchini Manoel Guedes de Araujo Neto Marcelo Souza Ramos Márcio Renato Ribeiro Silva Marco Aurélio Galicioli Marcos Alexandre Pina Cavagnoli Marcos Daniel Boll Marina Bauab Carvalho Werebe Marina Claudia González Martin de Carvalho Marina Gravina Veasey Mateus Pagotto Yoshida Nairo José Martinelli Vidal Júnior Nathalia Lobo Garcia Miranda Patrícia Kessler de Assumpção Rafael Forte Araújo Cavalcanti Rafael Padilha de Lima Costa Ricardo Eleutério da Silva Roberto França Roberto Medeiros Paula Romero Gomes de Albuquerque Rubia Becker Ruy Celso Rosa Filho Soraya Bahde Telma Maria dos Santos Calura Vasco Azevedo Vinícius Panaro Regional Officers Altair Luiz Guarda Amadeu Emilio Suter Neto César Cabús Berenguer Silvany Deborah D’Avila Pereira Campani Santana Edmir José Domingues Hebercley Magno dos Santos Lima José Roberto Guzela Marcelo Magalhães Marcos Alberto Willemann Nelson Pasche Junior Welder Coelho de Oliveira Committees Subordinated to the Board of Directors Statutory Committees Audit Committee Paulo Ricardo Satyro Bianchini – Coordinator Amaro Luiz de Oliveira Gomes – Qualified Member Antônio José da Barbara - Member Samuel Monteiro dos Santos Junior - Member Remuneration Committee Alexandre da Silva Glüher - Coordinator Maurício Machado de Minas Samuel Monteiro dos Santos Junior Fabio Augusto Iwasaki (Non-Manager) Non-Statutory Committees Ethics Integrity and Conduct Committee Alexandre da Silva Glüher - Coordinator Maurício Machado de Minas Walter Luís Bernardes Albertoni Rubens Aguiar Alvarez Octavio de Lazari Junior Rogério Pedro Câmara Marcelo de Araújo Noronha Cassiano Ricardo Scarpelli José Ramos Rocha Neto Vinicius Urias Favarão Silvana Rosa Machado Ivan Luiz Gontijo Júnior Affonso Correa Taciro Junior Risk Committee Maurício Machado de Minas - Coordinator Paulo Roberto Simões da Cunha Rogério Pedro Câmara Nomination and Succession Planning Committee Luiz Carlos Trabuco Cappi - Coordinator Alexandre da Silva Glüher Maurício Machado de Minas Octavio de Lazari Junior Marcelo de Araújo Noronha Sustainability and Diversity Committee Rogério Pedro Câmara - Coordinator Alexandre da Silva Glüher Denise Aguiar Alvarez Maurício Machado de Minas Walter Luís Bernardes Albertoni Denise Pauli Pavarina Octavio de Lazari Junior Marcelo de Araújo Noronha Bruno D’Avila Melo Boetger Juliano Ribeiro Marcílio Silvana Rosa Machado André Costa Carvalho Fabiana Costa Tolentino Strategic Committee Alexandre da Silva Glüher - Coordinator Maurício Machado de Minas Samuel Monteiro dos Santos Junior Denise Pauli Pavarina Octavio de Lazari Junior Marcelo de Araújo Noronha Vinicius Urias Favarão Committee Subordinated to the Chief Executive Officer Disclosure Executive Committee André Costa Carvalho - Coordinator Marcelo de Araújo Noronha Cassiano Ricardo Scarpelli José Ramos Rocha Neto Guilherme Muller Leal Roberto de Jesus Paris Oswaldo Tadeu Fernandes Vinicius Urias Favarão Ivan Luiz Gontijo Júnior Antônio Campanha Junior Marina Claudia González Martin de Carvalho Vinícius Panaro Fiscal Council Sitting Members José Maria Soares Nunes Joaquim Caxias Romão Vicente Carmo Santo Ludmila de Melo Souza Ava Cohn Deputy Members Frederico William Wolf Artur Padula Omuro Luiz Eduardo Nobre Borges Mônica Pires da Silva Marcos Aparecido Galende Ombudsman Department Marcos Daniel Boll - Ombudsman General Accounting Department Vinícius Panaro Accountant – CRC 1SP324844/O-6 * election pending approval by BACEN, consequently they did not take office * appointment/election pending approval by BACEN, consequently they did not take office BRADESCO | Consolidated Financial Statements 152 Independent auditor's report on the consolidated financial statements To Board of Directors and Shareholders of Banco Bradesco S.A. Osasco – SP Introduction We have reviewed the consolidated interim financial statements of Banco Bradesco S.A. and its subsidiaries ("Bradesco" or "Bank") as of September 30, 2025, which comprise the consolidated statements of financial position as of September 30, 2025, the related consolidated statements of income and comprehensive income for the three and nine-month period then ended, and changes in shareholders' equity and cash flow for the nine-month period then ended, and notes to the consolidated interim financial statements. Bradesco’s management is responsible for the preparation and presenting of these consolidated interim financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BCB). Our responsibility is to express a conclusion on these consolidated interim financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial statements, as of September 30, 2025, are not prepared, in all material respects, in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil. Emphasis – Comparative information We draw attention to explanatory note 2 to the consolidated interim financial statements which describes that the aforementioned statements were prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, which consider the exemption from presenting comparative values for periods prior to 2025 in the financial statements for the periods of the year 2025, as provided in Resolution no. 4,966 of the National Monetary Council (CMN) and Resolution BCB no. 352 of the Central Bank of Brazil (BCB). Our conclusion is not qualified in respect of this matter. Other matters - Statements of Added Value The consolidated interim financial statements referred to above include the consolidated statement of added value (“DVA”) for the nine-month period ended as of September 30, 2025, prepared under the responsibility Bradesco´s management, and presented as additional information to accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, was subject to review procedures performed together with the review of the consolidated interim financial statements for the purposes of forming our conclusion we assessed whether these statements are BRADESCO | Consolidated Financial Statements 153 reconciled with the consolidated interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Added Value. Based on our review, we are not aware of any fact that could lead us to believe that they were not prepared, in all material respects, consistently with the consolidated interim financial statements taken as a whole. Other matters – Consolidated interim financial statements These consolidated interim financial statements for the nine-month period ended September 30, 2025, which were prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BCB), are being issued additionally, as provided for in Art. 77 of CMN Resolution No. 4.966, to the consolidated interim financial statements prepared in accordance with International IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board - IASB which were issued separately by Bradesco on this date and on which we have issued a separate independent auditors’ report, without any modification, dated October 28 2025. São Paulo, October 28, 2025 KPMG Auditores Independentes Ltda. CRC 2SP-014428/O-6 Original report in Portuguese signed by Cláudio Rogélio Sertório Accountant CRC 1SP212059/O-0 BRADESCO | Consolidated Financial Statements 154 Conso lidated Financial Statements | Fiscal Council’s Report The Fiscal Council’s members, in the exercise of their legal and statutory attributes, have examined the Management Report and the Consolidated Financial Statements of Banco Bradesco S.A. (Bradesco), related to the third quarter of 2025 and, based on the information received in meetings with: (i) administrators and area managers; (ii) Audit Committee; and (iii) KPMG Auditores Independentes Ltda. and in your reports, concluded that the cited documents examined adequately reflect Group’s equity and financial situation. Cidade de Deus, Osasco, SP, October 28, 2025. José Maria Soares Nunes Joaquim Caxias Romão Vicente Carmo Santo Ludmila de Melo Souza Ava Cohn For further information, please contact: André Carvalho Investor Relations Officer investors@bradesco.com.br Cidade de Deus, s/n – Red Building – 2nd floor Osasco-SP Brazil banco.bradesco/ri

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 30, 2025

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.